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08000512

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kingsgate Consolidated Ltd

*CURRENT ADDRESS [redacted]

Best Available Copy

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 04 2008
THOMSON FINANCIAL

FILE NO. 82- 35701 FISCAL YEAR 6-30-07

* Complete for initial submissions only ** Please note name and address changes

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DAT : 1/31/08

Kingsgate
Consolidated Limited
ABN 42 000 837 472

2008 JAN 31

ARIS
6-30-07

Growth through expansion & exploration
annual report 2007

CONTENTS



Kingsgate is an expert in gold exploration, development and mining with a track record of world's best practice in sustainability – safety, environment and community relations.

The focus of the Company is to achieve superior returns for shareholders.

The aim is to leverage the competitive edge developed at the Chatree Mine in Thailand and to expand production elsewhere in South East Asia, South America and Australia.

WHO IS KINGSGATE?



THE FUTURE





Chatree North
Mining Lease
Applications
Chatree
Exploration
Tenement
Q Pits
A Pit
A East
5 kilometres
Chatree
Exploration
Tenement
K West
K East
H Cutback
H West
C-H Pit
D Pit
J Prospect
Plant
Expansion
2.65mtpa
Processing
Plant
2.35mtpa
Chatree
Exploration
Tenement
Chatree
Exploration
Tenement
Chatree
Mining
Leases
Tailings Storage Facility

Access to Chatree North Mining Leases allows for significant growth through an expansion of the plant.

Re-invigorated exploration will deliver resource growth.



CHAIRMAN'S REVIEW

The past year has been a tough year, the most difficult for Kingsgate since mining commenced in Thailand in 2001, however a new future is close at hand, which promises higher grades, production and profitability, positioning the Company for further growth beyond Chatree.

The delay to the granting of the new Chatree North Mining Leases has constrained the Company's ambitions. Our team, including the new Thai investors, has been working through a complex approval process and we are confident that the leases will be granted within the term of the current government, given that the Environmental Impact Assessment for Chatree North was approved in April 2007.

Without the new Mining Leases, considerable pressure has been placed on the Company, both fiscally and operationally, which resulted in a loss (after tax) of $12.6 million after several years of profitability. This was a direct result of low grade material being processed from the current leases and then delivering the gold production into out-of-the-money gold hedges at US$316 per ounce, when the spot gold price has averaged US$634 per ounce for the year. The current lease area is being slowly depleted and ore feed is being supplemented from low grade stockpiles to keep the processing plant operating at full capacity.

Steps have been taken to mitigate the impact of the delay to accessing the new lease areas. A focus was placed on proving up more ore feed within the current leases and the Company became unhedged in June 2007. Kingsgate is now benefiting from a bouyant gold price. With the improved grades in the Chatree North Mine Leases, once access is gained, we anticipate a return to strong profitability.

No dividend was announced this year as a result of the unfavourable fiscal year performance, but our policy of returning a large share of profits, after taking into account capital requirements, will continue as the Company becomes profitable once more.

During the year, the Company restructured its Thai subsidiary, Akara Mining Limited (Akara), to meet Thai ownership obligations. This was achieved while maintaining the economic benefit and control of Akara previously enjoyed by the Company's shareholders.

The Company's investments have performed well, with the sale of its investment in Goldstar Resources NL providing a $9 million profit in December 2006. Kingsgate has maintained its shareholding in Andean Resources Ltd. Although the Board was disappointed that the takeover was not successful, the value of the investment has increased by approximately $35 million.

Our predominantly Thai mine site personnel are to be congratulated on continuing to maintain Chatree as the world's safest gold mine. This year, Akara became the first mining company in the world to attain the Social Accountability SA 8000 standard, the global benchmark in Corporate Social Responsibility in ensuring a fair and equitable workplace. This is an example of a combined effort by the Board, management and all of our workers and contractors to continually strive for the world's best practice at Chatree.

The Directors are confident that the new Chatree North Mining Leases will be granted. These leases will create a new future for Kingsgate as they will allow access to higher grade material and an expansion of the treatment plant to 5 million tonnes per year. While the past 12 months was a tough year, the Board and management see a brighter future close at hand.

Ross Smyth-Kirk
Director





CHIEF EXECUTIVE OFFICER'S REPORT

The 2006/07 year had many challenges at Chatree due principally to the uncertainty of the timing of the granting of the Chatree North Mining Leases that has frustrated long term planning. World-class standards at the mine have been maintained and improved and we are still 'on track' for an expansion to the mine and plant.

Operations

Gold production was reduced significantly this year to 85,994 ounces of gold as low grade ore was mined from the peripheries of the main C-H pit at Chatree on the existing granted mining leases. The main C-H pit became deeper and tighter to operate. This reduced ore supply to the mill, and with limited feed from the A pit, mill feed was supplemented with low grade stockpile ore. Lack of higher grade ore which had been expected from Chatree North meant a lower than forecast gold production.

Lotus Hall, the mining contractor, suffered some equipment availability issues as the current fleet is not ideal for current ore movement requirements, although this will be improved early in 2008 as a new fleet arrives.

Annual mill throughput was 2.4 million tonnes which was above nameplate capacity and 20% higher than the previous year. Gold recoveries remained at 90.1% which was achieved on a gold feed grade of 1.23 grams/tonne, half the grade of the previous financial year.

Although cash costs per ounce have increased to US$440 per ounce of gold due to the low grade of ore processed, the cash operating cost per tonne remained reasonably constant, only increasing 14% over the last three years. This was exemplary given the cost pressures on the industry and was a result of the mill being able to process ore to its full capacity, to lower treatment costs and stable electricity costs due to grid power. Such results provide good guidance that cash costs per ounce will return to lower levels once higher grades are mined at Chatree North.

Expansion

The Environmental Impact Assessment (EIA) for the Chatree North Mining Leases was approved in April 2007 paving the way for granting of the leases. Our new Thai investors have been working diligently to ensure a timely grant of new leases to allow the expansion to proceed. Thai investors helped Kingsgate successfully fulfil its Thai ownership obligations for its subsidiary, Akara Mining Limited (Akara) in 2006.

Long term planning for the Chatree Mine and plant expansion has progressed, albeit on a slower schedule than planned. An updated plant design from Ausenco has been completed and Lotus Hall has been selected as the mining contractor. These decisions are aimed at maintaining the schedule for the expansion plan. Completion is expected by December 2008. Lotus Hall will provide a larger fleet to optimise the mining operation and enable it to be ramped-up to full operating capacity.

Sustainability

Chatree maintained its world record safety performance, based on publicly available information, with 7.4 million hours worked since the last and only Lost Time Incident. Environmental management continues to be world-class with no reportable environmental incidents. Independent auditing confirmed that the environmental aspects of the Chatree operation are at the highest level internationally. Cyanide levels in waste ore pumped to the TSF were well below government requirements of 20 ppm total cyanide, and below standard levels in the gold industry.



Akara became the world's first mining company to gain accreditation under Social Accountability SA8000. This standard supports the principles of the UN Universal Declaration of Human Rights and the International Labour Organisation (ILO) and is an exceptional achievement for a mid sized mining company.

Kingsgate/Akara won the "Environmental Excellence" award and "Business of the Year" award at the AustCham Business Awards.

Staff turnover remained very low, even compared to the rest of the "All Thai Industries" group. Community development programs continued with the establishment of formal Community and Rehabilitation Funds. Chatree Mine published a local Thai version of the sustainability report with particular emphasis on local issues.

Exploration

Exploration growth was curtailed last year as the focus was placed on extending the reserves and resources within the currently granted mining leases at Chatree. The H West pit was upgraded into the reserve category and mining commenced recently. Mineral resources were reduced to 3.4 million ounces gold and 30 million ounces silver, principally due to a re-modelling of the orebody at the base of the current pits. Ore reserves reduced slightly to 1.6 million ounces gold and 16 million ounces silver, mainly as a result of the mining depletion at Chatree.

Ground geophysics (resistivity) continues to expand the potential to the north of Chatree for a major increase in resources over the next few years, with a better understanding developing of the current 23 kilometres of potential mineralisation identified.

The surface anomaly of one of the regional targets continues to grow in size to around 30 square kilometres, which is already 30% larger than the Chatree anomaly. Negotiations to gain access to the area for drilling have been slow but are progressing well.

Outside of Thailand, a decision was made to progress exploration and drilling on a gold-copper target near Cloncurry in Queensland.

The approach to exploration in South America is to limit costs and previously capitalised expenditure has been expensed.

Once the mine leases are granted at Chatree, Kingsgate can resume its growth ambitions outside of Thailand.

Key Results

Financial Summary		2007	2006
Revenue	$'000	**52,600**	74,143
Other Income	$'000	**9,857**	0
Income Tax	$'000	**3,115**	0
Net Profit / (Loss) after Tax	$'000	**(12,590)**	16,662
Cash Flow from Operations	$'000	**(19,888)**	21,889
Dividends Paid	$'000	**4,513**	8,669

Sustainability Summary		2007	2006
Lost Time Injury Frequency Rate	(per million hours worked)	**0**	0
Hours worked since last LTI	(million)	**7.4**	5.7
Sustainability Index Rating		**A**	A
Total energy use	(GJ)	**565,348**	595,804
Greenhouse gas emissions	(tonnes CO_2 equiv)	**66,737**	60,785
Total water use/tonne of ore milled	(litres)	**1,694**	1,310
Reportable environmental incidents		**0**	0
Rehabilitation	(ha)	**3.4**	5.9
Community expenditure	(USD)	**289,000**	330,000




Chatree
Gold Mine
THAILAND
Bangkok

FINANCE

THE FINANCIAL PERFORMANCE IS ANTICIPATED TO IMPROVE MARKEDLY DURING THE 2007/08 YEAR



Summary

Kingsgate's financial performance was negatively impacted by a difficult year in operations, due mainly to low gold grades and delivering the production into out-of-the-money gold hedge positions. This significantly reduced cashflow and net profits in comparison with the previous financial year. The financial performance is anticipated to improve markedly during the 2007/08 year as the mill feed gold grades will increase significantly once the new Chatree North Mining Leases are granted and all gold sales are now unhedged.

Earnings

The net loss after tax for the year was $12.6 million, equivalent to US$10.9 million, a significant decrease on the previous year's profit of $16.7 million. Total revenue was $52.6 million, significantly below the previous year of $74.1 million. Profits and revenue were reduced primarily because:

1. Gold grades of mill feed halved in comparison with the previous year, at slightly higher costs per tonne, reducing production to 85,994 ounces gold.
2. Production was delivered into out-of-the-money gold hedge positions. The average gold price received during the year was US$417 per ounce in comparison with a spot gold price that ranged from US$560 to US$691 per ounce.

The continued focus on cost management has maintained cash costs on a per tonne basis (mined and processed), with only a 14% increase over the last three years. Cash costs of production on a per ounce basis increased markedly due to the low gold grades, rising to US$440 per ounce.

A $9 million profit was recorded on the sale of the Company's interest in Goldstar Resources, a return of around 300% on the investment. Past exploration costs in South America of $3.5 million were expensed this year, because the projects were deemed to be at an early stage of exploration and further expenditure has been deferred until the Company returns to profitability.

Cash flow

The operational cash flow for the year totalled a negative $19.9 million impacted by the delivery of most gold production into out-of-the-money hedges. Net investing cash flows for property, plant, equipment and exploration were $13.6 million and included $3.8 million deposit on new SAG and Ball mills for the expansion and $4.9 million spent on exploration activities. Dividends paid during the year amounted to $3.7 million, which corresponded to the full financial year 2005/06 dividend announcement.

Thai investors participated in a strategic placement early in 2007, which contributed $11 million. Other Thai investors contributed to a placement of preference shares in the Company's Thai subsidiary, Akara Mining Limited (Akara).

As at year end, the Company had US$20 million in credit facilities, drawn to A$20 million (US$18 million). In July 2007, credit facilities were increased to US$28 million, repayable either in January 2008 or 12 months from the grant of the Chatree North Mining Leases.

Financial position

Shareholders' equity at 30 June 2007 was $184 million and represents an increase of 44% on the previous year.

Income tax

The Company's operation is located in Thailand and operates under approvals received from the Royal Thai Board of Investment. Subject to meeting Board of Investment conditions, the benefits of these approvals include an exemption from corporate income tax until November 2009, with a reduction of 50% of the standard rate (currently 30%) available for 5 years thereafter based on a production of 178,416 ounces of gold and 583,733 ounces of silver per year. This will be reviewed by Kingsgate as part of the planned expansion. In addition, there are no withholding taxes applicable on dividends remitted to Australia during the initial tax exemption period.

As a result of the profit generated by the sale of shares in Goldstar Resources and the positive re-valuation of the Andean Resources shareholding, previously unbooked tax losses were taken into account in determining the 2006/07 tax expense.

Risk management

Kingsgate became an unhedged gold producer in June 2007, with all gold production after that date being delivered into the prevailing spot gold price.

The Company previously held a gold hedge book due to the original mine development being 100% debt financed in 2000 when gold prices were US$260-270 per ounce. A decision was made early in the 2005/06 financial year to aggressively deliver into the gold hedge positions with the view to providing increased exposure to a forecast rising gold price.

Most of the gold produced during the past financial year, 58,780 ounces (68% of production), was delivered into hedge positions at US$316 per ounce.

Dividends

A final dividend of 5 cents per share was paid to shareholders during the year relating to the 2005/06 year. No dividends have been declared for the year ended June 2007.

Selldown to Thai interests

In November 2006, Thai interests, under the entity Empire Asia Co. Ltd, established by a group of prominent Thai business persons as an investment company, purchased preference shares in the Thai subsidiary, Akara, to hold 52% of the issued capital. These additional shares have a pre-determined 12% coupon return instead of access to cashflow. Kingsgate has retained all of the ordinary shares in Akara. This transaction allows Kingsgate shareholders to maintain their existing economic interest and management control in Akara as the operator of the



Operating Profit and Cashflow
(A$m)
60
50
40
30
20
10
0
-10
-20
47
57
18
38
49
19
8
22
6
17
22
9
-13
-20
2002/03
2003/04
2004/05
2005/06
2006/07
Operating Profit
Operating Cashflow
Dividend



Operating and Investing Cashflow
(A$m)
60
50
40
30
20
10
0
-10
-20
57
13
49
24
22
38
22
36
-20
-14
2002/03
2003/04
2004/05
2005/06
2006/07
Operating Cashflow
Investing Cashflow

Chatree Gold Mine. The Thai interests have representation on the board of Akara and have shared their valuable business experience in Thailand.

The issue of the preference shares successfully satisfied the requirement to bring majority Thai shareholders into Akara after five years of 100% foreign ownership, as granted by the Thai Board of Investment at the time of approval for the Chatree Mine development. Akara received approvals from the Ministry of Commerce for the transaction and confirmation on the fulfilment of Thai ownership obligations from the Board Of Investment.

This structure will remain in place until an Initial Public Offering (IPO) of Akara occurs on the Stock Exchange of Thailand (SET), currently scheduled to occur within the next two years. The IPO will comply with Thai foreign ownership laws.

Business development

Kingsgate divested its 19.7% holding in Victorian gold explorer Goldstar Resources NL in December 2006, which crystallised a profit of $9 million on an initial investment of $4 million, 18 months earlier.

Kingsgate's major shareholding in Andean Resources Limited (Andean) has been maintained as a passive investment. Andean is listed on the Australian and Toronto Stock Exchanges. A scrip-based takeover bid which closed in July 2006 resulted in Kingsgate holding a 22.4% strategic interest in the Patagonian gold explorer. Two private placements occurred during the year, where Kingsgate was not offered to participate, which diluted the holding to 18.5%. Due to continued exploration success at Andean's flagship project, Cerro Negro, in Santa Cruz province, Argentina, and the secondary listing on the Toronto Stock Exchange, the value of the position has increased by $35 million at 30 June 2007.

Kingsgate now trades over-the-counter on NASDAQ in the USA as an American Depository Receipt (ADR) under the code OTC:KSKGY to allow US domestic funds easier access to holding shares in the Company.

OPERATIONS



THE MINE CONTINUES TO BE THE SAFEST GOLD MINE IN THE WORLD



Summary

Chatree Mine operations were particularly challenged during the past year, dealing with low grade ore and access to only two tight open pits which limited the rate of mining. The delays in the granting of new mining leases at Chatree North meant the mine has had to concentrate on the existing mine leases at Chatree.

Mill throughput (ore treated) has been consistently higher than design, and costs per tonne have been maintained. This means that as ore feed grades improve with access to the new mine leases, costs per ounce should reduce significantly to a forecast cash costs of US$310-330 per ounce of gold. The mine continues to be the safest gold mine in the world, indicating that standards of operation continue to be world-class.

Mining

Options were limited for ore feed last year. Mining of ore was principally from the main C-H pit and from the small A pit (starter pit) at Chatree North. Low grade ore was a result of mining the peripheries of the remaining orebody at Chatree. The C-H pit reached its deepest point under the current mine plan and therefore access became difficult as the pit became narrower. Equipment availability problems also reduced ore feed. Any shortfall on mine production was replaced by treating low grade stockpiles.

A new mining contract was negotiated with Lotus Hall, the current Thai mining contractor. This will result in a new, larger and more appropriate equipment fleet (excavators, trucks) being available early in the 2008 calendar year. Once access is granted to the Chatree North Mining Leases, higher grade ore feed from more open pits will result. Mining in 2007/08 will be from the new H West open pit, a cutback on the H Pit, and final extraction of small tonnages from the D Pit, at low gold grades, until higher grades are available from Chatree North from an expanded A Pit and a new K East Pit.

Processing (Ore Treatment)

Mill throughput and ore treated was substantially higher than last year at 2.4 million tonnes (up 20% on the previous year). This was above the designed rate for the plant, with gold recoveries remaining constant at 90%, even though the grade of the ore was half that of the previous year. These lower grades lead directly to a much lower gold production of 85,994 ounces of gold in comparison with the previous year.



[illegible]	Full Year 2006/07	Full Year 2005/06
Gold Production	85,994 oz	140,071 oz
Silver Production	290,897 oz	459,701 oz
Cash Costs per Ounce	US$440/oz	US$206/oz
Cash Costs per Tonne	US$15.74/tonne	US$14.44/tonne
Ore Treated (Mill Throughput)	2.4 Million tonnes	2.0 Million tonnes
Gold Grade	1.2 grams/tonne	2.4 grams/tonne
Gold Recovery	90.1%	90.2%
Waste to Ore Ratio	8.0	7.0
Hours without Lost Time Incident	7.4 Million hours	5.4 Million hours


Ore Mined and Treated
Tonnes ('000)
Ore Grade (g/t gold)
3,000
2,500
2,000
1,500
1,000
500
6.0
5.0
4.0
3.0
2.0
1.0
1,511
1,324
1,946
1,671
1,521
1,829
1,951
2,000
1,523
2,405
2002/03
2003/04
2004/05
2005/06
2006/07
Ore Mined
Ore Treated
Ore Grade


Cost Pressures
Percentage Change 3 years
60
30
0
Oil price
75%
Thai Baht vs USD
26%
14%
Chatree cash Costs US$/t
2004/05
2005/06
2006/07


Chatree Cash Costs/t – Stable
Chatree Total Costs US$/t = Mining, Milling, Admin, Credits
Cash Costs US$/t
30
15
0
2004/05
2005/06
2006/07
Chatree Cash Costs US$/t
Peer Cash Costs
*Peers: 10 mines 1.5-3mtpa. Source: Global Mining Research


Cash Costs and Total Costs
US$/Ounce Gold
600
500
400
300
200
100
0
49
64
50
41
77
94
135
212
206
440
2002/03
2003/04
2004/05
2005/06
2006/07
Cash Cost
Non Cash Cost
Realised Gold Price

Low grade stockpiles, of 0.7-1.0 grams/tonne, were added to the ore feed from the mine to keep the mill throughput at the maximum rate.

Cash costs per tonne were maintained, only rising 14% over the last three financial years, against a backdrop of higher industry wide costs, particularly higher fuel, consumables and explosives. Due mainly to the low grades, cash costs per ounce of gold increased to US$440 per ounce of gold.

Initiatives to reduce costs and improve plant availability are regularly reviewed. An example is that the number of unscheduled stoppages for the mill and processing plant continue to decrease and are usually a result of power outages, related to electrical storms. Bulk explosives will be used on a regular basis from late 2007, after substantial trials and permitting, which will reduce explosives costs and reduce the grinding/energy cost per tonne in the plant.

Costs per tonne of ore mined and processed only increased 14% over the last three years. The actual competitiveness of the Chatree operation relative to its peers has improved, as shown against 10 "peer gold mines" from around the world varying in size from 1.5 to 3 million tonnes per annum. *(See "Chatree Cash Costs/t" graph left)*




Mill Performance – 4 Year Unplanned Stoppages & Percentage Availability
Number of Mill Stoppages and Hours
160
140
120
100
80
60
40
20
0
98.11%
97.88%
98.6%
98.67%
52
90
27
76
16
35
22
16
98.8
98.6
98.4
98.2
98
97.8
97.6
97.4
Actual % Availability
2003-2004
2004-2005
2005-2006
2006-2007
Section / Years
No. of Unplanned Stoppages
Hours of Unplanned Stoppages
Actual % Availability (Budget 98%)


Production
Ounces '000
600
500
400
300
200
100
0
154
484
150
395
127
353
140
460
86
291
2002/03
2003/04
2004/05
2005/06
2006/07
Gold Production
Silver Production

Labour, health & safety and the environment

The Chatree Mine continued to be the world's safest metallurgical mining operation, based on publicly available mine safety records in Australia and Canada (Source: MCA, CIMM). Only one lost time injury has occured in 2003 since the mine construction commenced in 2000. This result covers nearly 6 years of operation plus a further year for the original construction period, with over 7.4 million hours worked without a lost time injury.

No reportable environmental incidents have occurred during the same period, with the external audit confirming compliance with statutory requirements. The Company maintained international accreditations with ISO standards of quality, environment and health and safety.

Akara Mining Limited (Akara), Kingsgate's Thai subsidiary, became the first mining company in the world to gain Social Accountability SA 8000 status, which is an international standard demonstrating the commitment to ensuring a fair and equitable workplace.

Kingsgate and Akara won the "Environmental Excellence" award and "Business of the Year" award at the 2006 AustCham Business awards in Thailand. Further awards are listed in the Sustainability section.



EXPANSION

EXPANSION IS PLANNED TO DOUBLE THE MILL THROUGHPUT TO 5 MILLION TONNES PER ANNUM OF ORE



Summary

An expansion is planned to double the mill throughput to 5 million tonnes per annum of ore and increase gold production to approximately 300,000 ounces per year and annual silver production to approximately 1.5 million ounces. The current schedule for completion is December 2008, depending on the timing of the grant of the new mining leases at Chatree North, which is the trigger for the approval to commence the expansion.

Processing plant expansion

Ausenco, which designed and constructed the original processing plant, will enter into an EPC contract (Engineering, Procurement, Construction) with the Company, subject to the grant of the Chatree North Mining Leases. The crushing section of the plant is planned to be duplicated, adding grinding mills with a 2.7 million tonnes per annum additional capacity. The grinding mills were pre-ordered in 2006 with a $3.8 million deposit paid in June 2007 to ensure delivery during the September quarter 2008. A gravity concentration circuit will be installed similar to the current plant, to manage higher grade feed.

The flowsheet for the proposed processing plant was recently adjusted and streamlined to be very similar to the current processing plant. A large leach circuit, comprised of four large tanks, will be added to improve silver recoveries from around 45% at present to 65%-70%, without the need for a Merrill Crowe circuit. This has been achieved by blending the future ore feed to keep the silver grades at a more manageable level, below 20 grams/tonne. A new 4 tank leach circuit will be followed by the existing 11 tank cyanide carbon-in-pulp (CIP) circuit operated in parallel with a new 7-tank carbon-in-pulp (CIP) circuit.

A large thickener will be added to aid cyanide recycling, prior to a new cyanide destruction circuit, operated in parallel to the existing one. The existing storage ponds for process water will be replaced by large tanks. A new Tailings Storage Facility will be added. An additional substation will be required to provide for increased power requirements.

The new plant has been designed to ensure the Company maintains a low level of cyanide output to the tailings storage facility. Having a similar flowsheet for both plants will mean that the new plant can be constructed next to the current plant without impacting on its operation, only requiring a brief shutdown to integrate the two plants upon completion.

Expansion finance

To fund the expansion, Kingsgate has worked with TMB Macquarie Securities (Thailand) Ltd to arrange a debt facility with Thai financial institutions for the majority of the cost of the expansion. Akara Mining Limited (Akara) will finalise the debt facility once the final capital costs are provided by Ausenco, including completion of technical due diligence and legal documentation and satisfaction of all Conditions Precedent with major Thai banks. The arrangement of the debt facility is expected to be completed in the December quarter 2007.

TMB Macquarie Securities (Thailand) Ltd is a 51%/49% joint venture between TMB Bank Public Co Ltd and Macquarie Bank Ltd., involved in equity brokerage and investment banking businesses.

Mining contract

Lotus Hall, the Thai mining contractor which has been mining at Chatree since the mine commenced, was awarded a new contract during the September quarter 2007 which will cover the expansion of the mine operations. A new, larger and more appropriate equipment fleet will be provided including twelve 100-tonne trucks, which are three times as large as the current trucks. The new equipment will become available beginning in January 2008 and the current fleet will be reduced accordingly. The new equipment will ensure that the longer trucking distance to the processing plant will not be an issue, and that adequate stockpiles of ore will be available once the expanded plant is complete.

Chatree North Mining Lease approvals

The process for granting of the nine new Chatree North Mining Leases is complex but is reaching its conclusion. The Director General of the Department of Primary Industries and Mines (DPIM), Mr Anusorn Nuangpolmak, stated in the Thai press that "Akara Mining Limited's request for 9 mining leases ...will obtain their permission soon" (Thairath news, 1 June 2007). This Thai newspaper has the largest circulation in Thailand.

The key milestone in the process for granting of new leases was the official approval of the Environmental Impact Assessment ("EIA") on 11 April 2007. This was the first EIA approved by the Office for Environmental Protection and Planning for some time.

Further approvals from the Phitchit and Phetchabun provincial departments of the Forestry Department and the DPIM were obtained in June-July 2007. National approvals, in Bangkok, from Forestry and the DPIM are the last remaining steps prior to the mining leases final review and grant by the Thai Ministry of Industry.

Our new Thai investors, both at the Kingsgate and Akara level, have been working with our team to assist in the processing of new mining leases with the aim of them being granted within the term of the present government.

The grant of the new leases will allow the mine to return to full production, with a significantly increased head grade and cash flow. It will also re-invigorate exploration activity and trigger the expansion of the mine to 5 million tonnes per annum.



EXPLORATION

DOUBLING OF THE RESOURCE AT H WEST WHICH IS NOW A NEW OPEN PIT



Summary

Exploration has focused on the main Chatree Mining Leases, aiming to extend the mine life prior to the grant of the new Chatree North Mining Leases. This resulted in the doubling of the resource at H West which is now a new open pit. Very limited work was carried out at Chatree North, but will recommence in earnest once the new leases are granted, and Resources are expected to grow rapidly once that occurs.

Regional exploration continued to identify new prospects, within the granted exploration leases, with a substantial increase in ground geophysical coverage. Negotiations commenced on land access in order to drill the exploration targets. One key target is well advanced.

Chatree/Chatree North

The emphasis of the exploration drilling was on extending the resource within the currently approved Chatree Mine Leases. H West, adjacent to the H South open pit, was expanded into a 124,000 ounce resource, with potential for high grade zones beneath the new open pit. Further drilling also resulted in an adjustment to the H orebody and a decision to commence a cut back.

Mineral Resources for Chatree within the currently granted leases reduced from 0.96 million ounces to 0.73 million ounces gold. Ore Reserves reduced from 0.26 million ounces to 0.13 million ounces. Further drilling under the H pit assisted a remodelling of the H pit orebody which reduced the ounces reported in Resources and Reserves. The geological model is a robust tool for exploration and mining, but is limited when modelling the peripheries of the orebody.

Total combined Mineral Resources for Chatree and Chatree North now stand at 3.43 million ounces of gold, as at 30 April 2007, down from 3.78 million ounces last year. Total combined Ore Reserves for Chatree and Chatree North now stand at 1.63 million ounces of gold, as at 30 April 2007, down from 1.70 million ounces last year. Apart from the remodelling at Chatree, the A Pit was also remodelled, with a reduction of nearly 0.1 million ounces, based on grade control and mining that has occurred in the A Pit.

It is anticipated that resources will be added at a rapid rate, once the new leases are granted, as the mineralisation continues to be extended within and beyond Chatree North, with the system open in virtually every direction. The gold mineralisation at Chatree is closely associated with a 'resistivity' geophysical signature and exploration work has identified this discernable anomaly for approximately 23 kilometres in strike length north and south of the Chatree operations. Kingsgate geologists believe the potential exists for 10 million ounces of gold in the Chatree area alone apart from other discoveries further from the mine.

Ground geophysics coverage (resistivity) was extended up to 220km^2, or around 15% of the total area of the exploration leases. This has proved the best tool for searching for new mineralisation beneath the cover of flat rice fields.

Exploration expenditure during the year was US$7.7 million and is forecast to expand to US$10 million in 2007/08 after the new mining leases are granted. The exploration focus during 2007/08 will be to extend the near surface high grade results within the Q pit resources, in an undrilled area.

Regional exploration - Thailand

The Company controls an area of approximately 1,300km^2 in the highly prospective central gold belt of Thailand, with approximately 60% of the area under granted exploration licences, with five drill ready targets and 40 targets identified for detailed follow-up. Kingsgate's Thailand subsidiaries have conducted reconnaissance exploration including airborne geophysics, regional stream sediment sampling, rock chip sampling and geological mapping. Detailed ground-based geophysical surveys and detailed mapping were the focus of the regional exploration team during the past year. One target now hosts a geochemical anomaly of approximately 30km^2, which is larger than the 23km^2 anomaly over Chatree.

The key focus is on negotiations with landowners to gain access for drill rigs to two key targets. The Company prefers to have agreements in place with all stakeholders in an area prior to drilling to avoid any potential future issues. The regional exploration focus during 2007/08 will be to drill-test the best of the drill ready targets away from the main Chatree system.

South America

Kingsgate has been exploring in Peru, Chile and Argentina for four years seeking low sulphidation epithermal gold deposits similar to Chatree. Most of the exploration emphasis traditionally had been for larger, higher grade high sulphidation epithermal gold deposits and it was felt that Kingsgate could leverage its exploration skill base into new projects.

After a detailed review of the tenements and prospects currently held, it was decided to limit expenditure and to seek joint venture partners to farm-in to the tenements in Peru and Chile. The prospects are all early stage (grass roots) in nature and a decision was made to expense previous exploration costs.

Australia

Kingsgate had been exploring in the Cloncurry area in Queensland from 1988-1993. Before the exploration licence expired, a new licence was applied for, which was granted on 23 November 2005. EPM 12409, covers four sub-blocks (13km^2), 25km east of Cloncurry, with good access from two paved highways. Attempts to sell the exploration licence into another company's IPO did not eventuate. Kingsgate decided in 2007 to re-initiate exploration in EPM 12409 and approached neighbouring licence holders with a view to joint venture into those licences.

The previous data generated by Kingsgate of 3,448 metres of reverse circulation drilling, was re-evaluated and an updated JORC compliant resource was determined using geo-statistical block modelling for the West Lens at the Wynberg Prospect. An inferred Mineral Resource of 329,000 tonnes at 2.0 grams/tonne (g/t) for 20,600 ounces of gold was established from surface.

A detailed ground based gravity survey with a detailed airborne magnetic/radiometric geophysical survey is scheduled for October 2007. Top of bedrock sampling by RAB drilling and deeper reverse circulation drilling is planned this financial year, depending on drill rig availability.



Mineral Resources & Ore Reserves

Mineral Resources Inclusive of Ore Reserves as at 30 April 2007 (>0.6g/t Au cutoff)

			Grade		Contained Ounces	
Source	Category	Tonnes (million tonnes)	Gold (g/t)	Silver (g/t)	Gold (million Oz)	Silver (million Oz)
Chatree Mine on Current Leases (1)	Measured	6.4	1.6	8	0.33	1.74
	Indicated	5.3	1.4	7	0.25	1.21
	Inferred	3.1	1.5	7	0.15	0.74
	Subtotal	**14.8**	**1.5**	**8**	**0.73**	**3.69**
Chatree North (2)	Measured	30.8	1.6	17	1.57	16.40
	Indicated	16.1	1.6	14	0.81	7.27
	Inferred	5.8	1.5	13	0.28	2.47
	Subtotal	**52.8**	**1.6**	**15**	**2.66**	**26.13**
Stockpiles	**Subtotal**	**1.7**	**0.89**	**5.8**	**0.05**	**0.32**
	Measured	37.3	1.6	15	1.90	18.10
	Indicated	21.4	1.5	12	1.05	8.46
	Inferred	8.9	1.5	11	0.43	3.20
Chatree Total	**Total**	**69.3**	**1.5**	**14**	**3.43**	**30.13**

Ore Reserves as at 30 April 2007 (>0.6 g/t Au cutoff)

			Grade		Contained Ounces	
Source	Category	Tonnes (million tonnes)	Gold (g/t)	Silver (g/t)	Gold (million Oz)	Silver (million Oz)
Chatree Mine on Current Leases (1, 3, 4)	Proved	1.6	2.1	10	0.1	0.52
	Probable	0.4	1.7	8	0.03	0.11
	Subtotal	**2.0**	**2.0**	**10**	**0.13**	**0.63**
Chatree North (2, 3, 5)	Proved	22.2	1.6	17	1.13	12.50
	Probable	6.2	1.6	15	0.32	3.03
	Subtotal	**28.4**	**1.6**	**17**	**1.45**	**15.54**
Total from Pits	Proved	23.8	1.6	17	1.23	13.03
	Probable	6.6	1.6	15	0.35	3.14
	Subtotal	**30.4**	**1.6**	**17**	**1.58**	**16.17**
Stockpiles	**Subtotal**	**1.7**	**0.89**	**5.8**	**0.05**	**0.32**
Chatree Total	**Total**	**32.1**	**1.6**	**16**	**1.63**	**16.48**

Notes for Mineral Resources and Ore Reserves Statement:

Some rounding of figures may cause numbers not to add correctly.

(1) - Includes C, H, D, HS, HW, S and P at Chatree Mine cut to the end of April 2007 mine surface

(2) - Includes A, AE, Q, KW and KE at Chatree North

(3) - The Ore Reserves are based on a US$630/oz gold price for Chatree Mine on current leases and US$560/oz gold price for Chatree North, and US$12.50/oz silver price, which is the approximate 2 year average, prior to 30 April 2007, prepared by Kingsgate from public data

Chatree Mine Lease Notes:

(4) - Based on a composite of the current mine design and an optimised pit shell which extends the C pit to the north. This extension to the C pit represents 0.92Mt of ore at 2.6g/t gold containing 0.077Mozs of gold and requires the granting of the Chatree North Mining Lease and the relocation of the highway

Chatree North Mining Lease Notes:

(5) - Based on optimum pit shells including haul road allowance in the slopes, long-term fuel, consumables, and mining contract prices

Competent Persons Statement

Information in this report that relates to Exploration Results, Mineral Resource and Ore Reserve estimates is based on information compiled by Ron James, Mike Garman, Ken Grohs and Guy Davies, who are employees of the Kingsgate Group and members of The Australasian Institute of Mining and Metallurgy, and Rob Spiers, an employee of Hellman & Schofield and member of the Australian Institute of Geoscientists. These people are Competent Persons under the meaning of the JORC Code with respect to Exploration Results, Mineral Resources and Ore Reserves being reported on. All have given their consent to the Public Reporting of these statements and are in agreement with the contents and format of this report. This data and information has been reviewed by Peter Stoker and Martin Staples, employees of AMC Consultants Pty. Ltd., independent mining consultants. At the time of printing, AMC's final report was not available but whilst AMC made some recommendations regarding documentation and file handling AMC did not consider these would materially affect the Mineral Resource or Ore Reserve estimates. AMC Consultants takes no responsibility for the information as stated in this report.




675,000mE
700,000mE
Reference
SPL's granted Aug '06
SPLA's pending approval
SPL Applications
Other company's SPLA's
ML's and MLA's
Province boundary
Phitsanulok Province
1,825,000mN
Chatree North
Chatree
1,800,000mN
Phichit Province
Phetchabun Province
1,775,000mN
Bangkok ~200 km
Ground Geophysics Survey coverage
Coverage: 220km²
Total tenements: 1,385km²
~16% coverage
Nakhonsawan Province


675 000mE
676 000mE
677 000mE
678 000mE
CHATREE NORTH
MINING LEASE APPLICATION
Q Pits
A Pit
A East Pit
K West Pit
K East Pit
Access road
H Cutback
C-H Pit
H West
S Pit
D Pit
Processing Plant 2.35mtpa
Tailings Storage Facility
CHATREE MINING LEASE
1 Kilometre
Reference
Granted Mining Lease
Mining Lease Application
Current pits
Proposed pits

SUSTAINABILITY

COMMITTED TO ENSURING THE KEY ASPECTS OF SUSTAINABLE DEVELOPMENT



Management summary

Kingsgate is committed to ensuring that key aspects of sustainable development, particularly health, safety, environment and community responsibilities are integrated into all stages of its mining and exploration activities. Sustainability is integral to the way it conducts its business.

After operations commenced at the Chatree Mine in 2001 Kingsgate introduced specific policies for sustainability, environment, governance and energy and progressed to continuous improvement by certifying the operational activities to world best practice in the areas of environmental management, health and safety, materials handling and labour agreements.

The Company has incorporated sustainability objectives into the business planning process, including sustainability goals in job descriptions and performance objectives; it is integrating local community programs with regional and provincial governments.

Similarly, this year it has integrated sustainability reporting into the annual reporting process and has not produced a separate sustainability report. This reinforces the belief that sustainability is not a separate issue but a way of doing business that not only meets stakeholder expectations but delivers superior business outcomes. In 2006/07 this meant no employee was injured, no interruptions to the business occurred through environmental incidents, greater operational efficiencies were achieved and cooperation increased with local governments and communities.

The Company has previously committed to greater disclosure of sustainability progress and will make additional material available. It will continue to report against the Global Reporting Initiative (GRI) Indices and provide additional information in the GRI format on the Company web site (www.Kingsgate.com.au). This is an ongoing process.

Context and performance

The year 2006/07 was challenging for Kingsgate. Despite the financial impact of lower production and lower grades during the year, Kingsgate continued to implement all its sustainability initiatives albeit not at the levels of previous years. After several years of studies to determine how best to structure its social and economic programs at Chatree, good progress was made by partnering with local and provincial governments and community stakeholders. However, actual community expenditure was lower than the previous year.

The Environmental Impact Assessment for Chatree North was approved during the year. This was a milestone for the process in granting of the Chatree North Mining Leases which, along with the improving political and economic situation, should see the development of Chatree North in 2008.

Key sustainability achievements in 2007

- Safety performance at Chatree continued to be outstanding with no lost time injuries for the entire year. On the basis of publicly available safety records, Chatree is the safest gold mine in the world.
- Kingsgate's Thai subsidiary, Akara Mining Limited (Akara), became the world's first mining company to gain accreditation under Social Accountability SA8000. This standard supports the principles of the UN Universal Declaration of Human Rights and the International Labour Organisation (ILO) and is an exceptional achievement for a mid sized mining company.
- Chatree continues to win major Thai awards for outstanding health, safety and labour relations.
- The Environmental Impact Assessment (EIA) for the Chatree North Mining Leases was approved in April 2007, paving the way for further regulatory approvals and granting of the leases by the Thai Minister of Industry.
- The annual external environmental audit confirmed that the mine continues to operate to high standards and in compliance with its statutory requirements. Environmental performance under the MCA's 'Enduring Value' was assessed with favourable results.
- Community development programs continued with the establishment of formal Community and Rehabilitation Funds. Chatree is forming a Community Committee, which includes local, regional and provincial governments, to oversee the Community Fund and to integrate projects with regional development plans.
- Chatree Mine published a local Thai version of the sustainability report with particular emphasis on local issues.

SA 8000 Social Accountability Standard

Kingsgate's Thai subsidiary, Akara, became the world's first mining company to gain accreditation under Social Accountability SA 8000. This is considered the global best practice standard for assuring a fair and humane workplace and follows the principles of the UN Universal Declaration of Human Rights and the International Labour Organisation (ILO).

The rigorous social audit required to obtain the Standard covers minimum workplace standards, multi-stakeholder consultation with diverse groups including workers, local communities and NGOs within an open and transparent system.

The SA 8000 standard is held by some of the world's most respected companies, with a focus on the manufacturing sector. It demonstrates a credible Corporate Social Responsibility (CSR) strategy with a strong social performance component. It has been described as the 'current benchmark in corporate social accountability' by Amnesty International. Gaining accreditation of this standard is an exceptional achievement for a mid sized mining company.

Akara's achievement of this certification confirms Kingsgate's commitment to world's best practice, demonstrates its belief in fair dealings with employees and stakeholders, and verifies it has not lowered its standards when operating outside Australian jurisdictions.

For investors, SA 8000 provides credible assurance of ethical production of gold and silver, reinforcing Kingsgate's commitment to world's best practice, high staff retention levels, improved productivity and the transparency to withstand discerning NGO, government agency or ethical investor scrutiny.

Record of International Standards

The SA 8000 Standard and ISO 17025 is the latest addition to Akara/Kingsgate's impressive record of implementing best practice international standards at its mining operations.

These include:

ISO 9001	Quality Assurance Standard
ISO 14001	Environmental Management Standard
OHSAS 18001	Occupational Health and Safety Management Standard
TLS 8001:2003	Thai Labour Standard
ISO 17025	Laboratory Standard
GRI	Global Reporting Initiatives (in relevant areas).

The Thai Labour Standard was awarded in March 2007, SA 8000 was awarded in June 2007, and the certification of its laboratory to the ISO 17025 Standard occurred in September 2007. During the year the Quality, Environmental Management and Occupational Health & Safety Management Standard were externally audited and re-certified. *(See "Table 11: Assurance Programs" on page 28).*

Recognition of these standards has been reinforced by winning numerous awards in Thailand, such as Business of the Year 2006 (AustCham), the Prime Minister's Best Practice Award 2006, Environmental Excellence Award 2006 and numerous other national awards in Health, Safety and Labour Relations.



International and industry initiatives

Human Rights, Corruption and Poverty

Kingsgate is considering a broad range of humanitarian issues such as social justice, human rights and distribution of wealth. The Company is supportive of global initiatives which address these issues including the Global Compact, World Economic Forum's Anti Corruption Initiative, Business Principles for Countering Bribery, Labour Conventions and financial sector initiatives including World Bank Standards and the Equator Principles.

The Company recently achieved the SA 8000 Social Accountability Standard for its Thai subsidiary and the TLS 8001 Thai Labour Standard. These, in association with the Company's Code of Conduct and local site policies, go a considerable way in addressing some of these issues.

The Company is also supportive of industry initiatives such as the International Cyanide Management Code, Mineral Council of Australia's Sustainability Framework 'Enduring Value', International Council on Mining and Metals (ICMM) Sustainable Development Charter and the Global Reporting Initiative. Kingsgate is a signatory to most of these initiatives and supports measures that lead to improved environmental and social performance within the mining industry.

International Cyanide Management Code (ICMC)

The ICMC is an international initiative which aims to improve the management of cyanide, assist in protecting human health and reduce potential environmental impacts. Akara was one of the original nine gold mining signatories to the Code and the Chatree site will be audited for Certification in late 2007.

Enduring Value

Kingsgate is a signatory to the Australian Mineral Industry's Enduring Value initiative, which provides a Sustainable Development Framework for the mining industry through the implementation of a range of economic and social initiatives in addition to environmental practices. Enduring Value requires signatories to commit to continual improvement and to annually audit and report their performance.

An assessment of Chatree's performance in relation to the 10 principles of Enduring Value was carried out by an external auditor as part of a larger annual environmental audit of the operation.

The supporting elements of each principle were assessed to be adequately addressed through a range of programs and initiatives.

Global Reporting Initiative (GRI)

The Global Reporting Initiative was developed to provide a framework for measuring and reporting the social, environmental and economic performance of companies. The GRI contains a number of performance indicators to assist in this process. Last year Kingsgate published a table showing its progress against these indicators. This year it will continue to report against these indices and provide additional information in the GRI format on the Company web site.

Climate change

Kingsgate acknowledges that climate change is a real international and community concern. The effects of climate change are being felt across the world and are beginning to impact a range of businesses. The Company supports and endorses various initiatives for voluntary actions consistent with international initiatives on climate change.

Kingsgate's main business is located in Thailand which ratified the United Nations Framework Convention on Climate Change (UNFCCC) in December 1994 and the Kyoto Protocol in August 2002.

The Company believes that the mining industry and individual mining companies have an important role to play in reducing greenhouse gas emissions.

The Chatree Mine derives its power from the national grid which is relatively clean, being derived principally from hydro, supplemented with gas and brown coal.

Even so, the mine has introduced a range of strategic initiatives to increase energy efficiencies and reduce greenhouse gas emissions. These include introducing an Energy Conservation Policy, forming a Power Smart Committee to evaluate new energy saving initiatives and promoting energy management to employees and contractors. These initiatives have been successful in reducing electricity use per tonne of ore milled by 12% since they were introduced in 2004/05 *(see Graph "Electricity Use per Tonne of Ore Milled" on page 23 and "Table 5: Electricity efficiency per tonne of ore milled" on page 24).* Prior to 2005, the operation was processing softer oxide ore and consequently enegy use was relatively low compared with that required for the harder fresh ore now being processed.

Social Responsibility Investment Indices

Kingsgate is the only ASX-listed gold mining company to be included in the RepuTex Social Responsibility Investment (SRI) Index.

The RepuTex SRI Index is comprised of companies from the S&P/ASX 300 Index spread across a broad range of industry sectors. The RepuTex SRI Rating is an assessment of the extent to which an organisation is performing in a socially responsible manner and managing its social risk exposures in terms of corporate governance, environmental impact, social impact and workplace practices.



Rainfall at Chatree during 2006 (mm)
Rainfall (mm)
250
200
150
100
50
0
Jan
Feb
Mar
Apr
May
June
July
Aug
Sep
Oct
Nov
Dec
Month

Table 1: Environmental Audit Program for the Chatree gold mine

Audit Type	Audit Scope	Auditor	Frequency
Internal environmental audit	Compliance with environmental management objectives and plans	Chatree Internal Audit Team	Quarterly
External environmental compliance audit	Compliance with licence conditions, applicable laws in Thailand and the Chatree Gold Mine Environmental Policy	Independent Australian environmental consultant	Annual
Minerals Council of Australia	Compliance with the Australian Mineral Industry's Enduring Value Code for sustainable development	Independent Australian environmental consultant	Annual
ISO 9001 certification audit	Compliance of Quality Assurance Program with ISO 9001	External Independent international Certification Auditors	Semi annual
ISO 14001 certification audit	Compliance of the Chatree Gold Mine Environmental Management System (EMS) with ISO 14001	External Independent international Certification Auditors	Semi annual
OHSAS 18001 certification audit	Compliance of the Chatree Gold Mine Safety Management System (SMS) with OHSAS 18001	External Independent international Certification Auditors	Semi annual
SA 8001 Social Accountability certification audit	Compliance of Chatree's labour, welfare and social accountability standards with SA 8001	External Independent international Certification Auditors	Every three years
International Cyanide Management Code	Compliance with nine standards for the safe use, handling and storage of cyanide	External Independent international Certification Auditors	Every three years

The Company maintains an A rating which is similar to large Australian companies such as Wesfarmers, Woodside, and OneSteel, and international companies such as Kodak, Michelin and Reuters.

Also Kingsgate is one of four gold companies included in the Zurich based SAM Group Australian Sustainability Index that considers companies listed on the Standard & Poors ASX200 that outperform in relation to economic, environmental and social considerations.

Kingsgate's inclusion in both these indices validates the Company's global standards accreditation initiatives and superior sustainability performance.

Assurance and Review

Chatree carries out a comprehensive environmental auditing and review program to assess compliance with licence conditions, relevant legislation, EMS objectives and best practice environmental management. The program is based on regular internal and external environmental audits. These audits are key mechanisms that facilitate continual improvement of environmental management programs and systems. A summary of Chatree's Environmental Audit Program is shown in *"Table 1: Environmental Audit Program for the Chatree gold mine" on page 21.*

Monthly reports are provided to the Kingsgate Board of Directors to ensure regular review of management strategies and potential environmental impacts. The Board also commissions an annual independent environmental audit of the Chatree operations. The audit consists of an assessment of compliance with licence requirements, relevant Thai legislation, Kingsgate's sustainability policies and the Company's obligation to the Mineral Council's Enduring Value.

The annual independent environmental audit was conducted early in 2007, following submission to the Thai authorities of the site's annual environmental monitoring report. The 2007 audit confirmed the mine is operating in compliance with its statutory licence requirements, voluntary environmental commitments and company policies.

Major recommendations from the 2007 Audit were:

1. Stockpiled clay material located east of the Tailings Storage Facility (TSF) should be used in the Stage 6 lift of the TSF as soon as possible to avoid potential acid rock drainage.
2. The borrow pit located southeast of the TSF should be rehabilitated by at least partial backfilling with non acid forming (NAF) material followed by planting of vegetation to avoid possible contamination of a local aquifer.
3. Appropriate management safeguards should be devised to prevent acid rock drainage from the exposed mineralised waste rock dump.
4. Exploration holes drilled through waste rock dumps should be back-filled immediately after completion, using low permeability materials.
5. The location of all stockpiles around the site should be documented to identify the original source, nature, approximate volume and intended use of each.
6. A legume cover crop providing green manure should be included as part of the TSF cover trial.
7. Two separate accrual funds should be established - one for environmental costs during operations, the other for closure and post-closure costs.
8. A hydrogeologist should be engaged to examine the existing water quality data in the vicinity of the original Reserve Pond No1 to determine whether there is any groundwater contamination.
9. Additional sampling and testing should be carried out to provide a better understanding of the spatial and temporal concentrate of cyanide in the vicinity of the Tawan pit, following some elevated levels in recent analyses.

These recommendations are being implemented during the current financial year.

Water use and Ecoefficiency

The Chatree region experiences a monsoonal climate with a wet season extending from May to October and a dry season from November to April. In calendar 2006 rain fell earlier and there was more precipitation than in 2005. Total rainfall for the year was 1,251 mm and the wettest month was July when 249 mm of rain fell. *(See "Rainfall at Chatree during 2006" graph on page 21).*

Chatree uses this seasonal rainfall to collect surface water directed to storage ponds for commercial use at the site. In 2006/07 additional sediment traps were installed to collect and clean run-off water, and the mine continues to evaluate the potential of storing water in disused pits.

The mine obtains its full water requirements from these storage ponds, from open pit dewatering and from water bores that intersect underground water sources. To promote water efficiency and conservation, Chatree re-uses and recycles water wherever possible and the mine operates as a zero discharge operation from processing.

The primary consumer of water is the ore processing plant. Approximately 70% of the water used for processing is recycled from the Tailings Storage Facility (TSF). Make-up water is pumped from on-site storage dams and local groundwater bores which dewater the pit areas ahead of mining.

Water use efficiency showed good improvement between 2004 and 2006. In 2007 Chatree began processing ore from the new A pit at Chatree North. This ore contained surface laterite material which requires more water for efficient treatment. *(See "Table 4: Water efficiency per tonne of ore milled" on page 24 and the "Water Efficiency" graph below).*


Water Efficiency per Tonne of Ore Milled
Litres/Tonne Ore Milled
2000
1000
0
2003
2004
2005
2006
2007

To protect the quality of surface and underground water in the vicinity of the mine, Chatree employs world best practice in the treatment, handling and storage of tailings residue. The construction and operation of tailings storage facility was described in detail in the 2003 Sustainability Report which is available on the Company's website. The quality of surface and underground water is monitored to ensure the quality of water exiting the site is not significantly degraded.

Biodiversity, land use and rehabilitation

Biodiversity

Competing land use, including mining operations, poses significant risks to biodiversity around the world.

The Chatree Mine is located on the eastern edge of Thailand's great central plain in gently undulating country. The region has been cleared of original vegetation for many years and is now predominantly used for farming and rice growing. There were no protected or biodiversity-rich areas within the proposed area of operation or other areas of ecological significance.

The major impacts on biodiversity associated with mine activities come from land clearing. The mine has a policy to minimise land clearing to the minimum necessary and carries out progressive rehabilitation of disturbed areas wherever possible, with the most suitable vegetation for the region. At 30 June 2007, the total land disturbance was 354.3 hectares of which 54.5 hectares had been rehabilitated. *(See "Table 9: Land Management" on page 27).*

The Company has completed and continues to research revegetation and tree plantings, useful local flora species, acid drainage prevention, and groundwater modelling and recharge.



Rehabilitation

Chatree strives to minimise its environmental impacts and progressively rehabilitates disturbed ground as it becomes available. Rehabilitation progress for the year is summarised in *"Table 2: Summary of Rehabilitation" below.*

The rehabilitation program is being considerably expanded in 2007 as more land becomes available at the waste dumps and along the southern embankment of the TSF. A total of 32.5 hectares is planned for rehabilitation in calendar year 2007.

In addition to rehabilitating the mine's active waste rock dumps, Chatree is undertaking vegetation trials on a purpose built waste rock emplacement. The plot was planted with trees and vetiver grass in the 2006 wet season. Instrumentation was also installed to monitor moisture profiles within the dump. The trial is assessing the suitability of blue clay as a capping layer and revegetation of the WRD using various plant and tree species. The 2006 planting has taken good hold following higher than average rainfall during the wet season.

Energy use and greenhouse gas emissions

Chatree is a major energy user and consumes significant quantities of electricity to power the processing plant and diesel fuel to mine and transport ore to the plant.

The mine derives its power from the national grid which is relatively clean, being derived principally from hydro, supplemented with gas and brown coal. Even so, the mine has introduced a range of strategic initiatives to increase energy efficiencies and reduce greenhouse gas emissions. These include introducing an Energy Conservation Policy, forming a Power Smart Committee to evaluate new energy saving initiatives and promoting energy management to employees and contractors. These initiatives have been successful in reducing electricity use per tonne of ore milled by 12% since they were introduced in 2004/05. *(See Graph "Electricity Use per Tonne of Ore Milled" below and "Table 5: Electricity efficiency per tonne of ore milled" on page 24).*

Table 2: Summary of Rehabilitation

Location	Area (ha)	Type of rehabilitation
CH-WRD slope at northern end	0.2	Vetiver grass
CH-WRD slope at south area	0.4	Vetiver grass
D-WRD	0.1	Vetiver grass
CGM north along fence line	0.7	Trees and vetiver grass
CGM west along highway 1301	1.0	Trees (Indica, Alstonia)
CGM north bund	0.1	Banana trees
North of TSF embankment	0.9	Vetiver grass
Total rehabilitated	**3.4**	

Note: The data included in this table relates to the 2006 calendar year.
(WRD = Waste Rock Dumps at CH pit and D pit. CGM = Chatree Gold Mine)


Electricity Use per Tonne of Ore Milled
Electricity Use per Tonne Ore (KWh)
35
33
31
29
0
2003
2004
2005
2006
2007
80
60
40
20
Total Electricity Use (1000 MWh)
Electricity/tonne ore milled
Total electricity use (MWh)

Other energy saving initiatives recently introduced include:

- Installation of a scats crusher in the grinding circuit to improve energy efficiency and increase capacity of the comminution circuit
- Scheduling the operation of the electrowinning cells running to operate during Off-Peak electrical tariff periods reducing energy costs
- Installing photocells to control lighting for all safety showers, the elution area and the road around the treatment plant area
- Reducing power consumption by connecting the water supply lines directly to the pump suction rather than to the top of the tank
- Relocating the grinding ball unloading area from the warehouse to nearer the grinding circuit, resulting in lower fuel use, labour and equipment maintenance
- Controlling the carbon elution circuit wash water volume and running time in proportion with the gold and silver contained on the carbon resulting in lower power, water and reagent consumption

Greenhouse gas emissions are produced mostly from electricity and diesel fuel use with minor amounts from LPG and explosives use.

Greenhouse gas emissions are shown in *"Table 3: CO_2 Emissions" below, "Table 10: Energy Use and Greenhouse Emissions" on page 27 and in the corresponding pie chart "Contributors to CO_2 Emissions for Chatree 2006/07" on page 25.*

Table 3: CO_2 Emissions

CO2 Emissions (tonnes)	2007	2006	2005	2004	2003
From electricity use	**45,516**	35,899	33,493*	28,118*	21,236*
From mobile equipment	**20,089**	23,697	19,041	13,158	6,126
From LPG	**873**	849	786	856	814**
From explosives	**259**	340	373	184	77
Total	**66,737**	60,785	53,693	42,316	28,253

Greenhouse gas emissions are calculated using the World Business Council for Sustainable Development (WBCSD) and World Resources Institute (WRI) emission factors.

*Restated using WBCSD/WRI emission factor for electricity generation. **Adjusted from 2003 report.

Table 4: Water efficiency per tonne of ore

	2007	2006	2005	2004	2003
Throughput ('000 tonnes) milled	**2,405**	2,000	1,829	1,671	1,324
Total water use ('000 litres)	**4,075,000**	2,619,000	3,003,000	2,851,000	1,423,000
Litres / tonne ore milled	**1,694**	1,309	1,641	1,706	1,074

Table 5: Electricity efficiency per tonne of ore milled

	2007	2006	2005	2004	2003
Throughput ('000 tonnes)	**2,405**	2,000	1,829	1,671	1,324
Total electricity use (MWh)	**73,650**	67,990	63,433	53,253	40,220
Electricity / tonne milled (kWh)	**30.624**	33.995	34.681	31.869	30.377

Table 6: Safety Performance (Chatree Mine employees and contractors)

	2007	2006	2005	2004	2003
Lost time injuries	**0**	0	0	0	1
Total recordable injuries	**8**	4	2	2	1
Total injuries	**23**	24	10	16	25
LTIFR*	**0**	0	0	0	1.1
TRIFR*	**3.9**	2.0	1.3	2.2	1.1
TIFR*	**11.3**	12.0	6.4	11.8	26.3

Total recordable injuries (TRI) includes all injuries but excluding first aid cases
Total injuries (TI) includes all injuries including first aid cases

*per million hours worked

In 2007 greenhouse gas emissions increased by 10% to 66,700 tonnes of CO_2 due to higher ore throughput and electricity use.

Despite the introduction of energy saving measures, overall energy usage and emissions will continue to increase in the future. The granting of the Chatree North Leases and subsequent major mine expansion will see a significant increase in energy use in 2008 and beyond.

Sulphur dioxide and nitric oxide emissions are not reported separately as Chatree's ore is metallurgically simple and hence emissions of these substances are quite low. The mine also derives its power from the national grid which is relatively clean, being derived principally from hydro, supplemented with gas and brown coal. Greenhouse emissions from electricity use in Thailand are significantly less than those from coal derived electricity in Australia.

People and safety

Kingsgate's Chatree Mine employs a diverse and multi skilled workforce of 255 people, 97% of whom are Thai nationals. An additional 528 long term contractors are employed to carry out open pit mining, as well as providing employee transport, cooking and eating facilities, security and other services.

A further 48 people are employed in exploration with 96 contractors and casual workers. This results in 926 jobs with over 99% Thai workforce for Kingsgate and Akara in Thailand.



Table 7: Community Development Expenditure in 2006/07 (US$1 = 35 Baht)

	Expenditure	Baht
Water supply and agriculture	68,286	2,390,000
Education	24,386	853,500
Public health	32,221	1,127,750
Sport and youth	579	20,276
Custom and culture	182,480	2,886,798
Community and road infrastructure	23,929	837,530
Local government & capacity building	42,019	1,470,653
Religion	15,557	544,500
Total (US$)	**289,457**	**10,131,007**

Chatree's direct contribution to community, social and infrastructure development since start-up is US$1,504,000. The sustainability initiatives supported by these funds are shown in the *"Community Development Expenditure" pie chart below.*

Community Development Expenditure since start-up (US$1,504,000)



Community welfare and culture	*30%*
Water supply and agriculture	*16%*
Religion	*16%*
Education	*13%*
Local government & capacity building	*11%*
Community and road infrastructure	*7%*
Sport and Youth	*4%*
Public Health	*3%*
Total	*100%*

Expenditure by region 2006/07 (US$ millions)



Thailand - Other provinces	*35.9*
Thailand - Local provinces	*13.3*
Australia	*4.3*
Other overseas	*0.5*
Total US$ (millions)	*54.0*

Contributors to CO_2 Emissions for Chatree 2006/07



Electricity	*68%*
Fuel Burning	*30%*
Other	*2%*

The contractors are local and national Thai companies, and the vast majority of their employees are Thai. Where possible, local community members are given employment priority and local contractors are commissioned to work at the mine or on exploration tenements. The Company has a policy to improve the quality of life for women workers who comprise approximately 13% of the workforce and 20% of the senior management team.

In 2007 Akara obtained certification of the Chatree operation to the International SA 8000 accreditation for Social Accountability, and the Thai Labour Standard (TLS 8001). These Standards provide for labour protection, welfare, employee relations and health and safety, as well as the Conventions of the International Labour Organisation and United Nations.

Safety performance

Safety performance at Chatree continued to be outstanding with no lost time injuries for the entire year. On the basis of publicly available safety records, Chatree is the safest gold mine in the world.

Chatree has worked more than 9.5 million hours with only one lost time injury up to 30 June 2007 (Table 6). For the year ended 30 June 2007, the Lost Time Injury Frequency Rate (LTIFR) was zero compared with an industry average of 4.0 for Australian open cut mines (Minerals Council of Australia statistics). The mine has achieved an injury rate in the lowest quartile of international safety statistics since start-up.

Occupational health

Chatree strives to minimise occupational health risks at the mine site and has instituted a regular monitoring program to test noise, vibration and air quality effects on employees and the surrounding communities. All employees also undergo an annual medical check-up.

Specific testing is carried out on employees working in certain sections of the operation. Chatree is continuing a range of 'Fitness for Work' programs for employees including mandatory alcohol testing and random drug testing which is carried out on all permanent and contractor employees.

Training and development

Since commencing operations, the mine has implemented an extensive range of training programs for its employees. The programs have been enormously successful as evidenced by the safety, environmental and operational performance of the mine.

Table 8: Value added and distribution for Kingsgate (US$M)

Economic value added		Value distributed	
Gold and silver sale	41.0	Wages and salaries*	(6.4)
Interest income	0.3	Royalties and duties*	(2.0)
		Payment to suppliers*	(46.4)
Additional funding		Reinvestment in Thailand	
Equity funding	12.6	- Community investment	(0.3)
Debt funding	16.7	- Plant and equipment	(6.5)
Other cash reserves	11.1	- Mine properties and exploration	(12.6)
		Debt service/interest	(1.8)
		Dividends paid to shareholders	(2.9)
		Other exploration	(2.8)
Total	**81.7**	**Total**	**(81.7)**

*Significant components of these distributions (all for royalties and duties) were incurred in Thailand.

Community

Since start up Chatree has sought to contribute to community amenities, facilities and programs while not adversely affecting the quality of life or the environment. The Company understands that local communities must benefit from its presence and strives to implement community programs that meet their needs.

Chatree's community development programs contribute to a wide range of stakeholder's aims including higher local employment, business development, local and national government planning and improved community facilities. Through its community development programs, Chatree seeks to strengthen its relationships with stakeholders and introduce sustainable benefits.

Over the past five years Chatree's community development programs have advanced direct and indirect employment, increased access to health and education, provided new roads, water delivery infrastructure, sporting infrastructure, and supported financial contributions to local religious centres and sporting events.

In implementing these programs, Chatree has sought to work within and respect the local customs, culture and standards.

In 2007 Chatree spent US$289,400 (10,131,000 Baht) on a range of community activities. *(See "Table 7: Community Development Expenditure in 2006/07" and the "Community Development Expenditure" pie chart on page 25).*

Chatree's direct contribution to community, social and infrastructure development since start up is US$1,504,000, shown in the *"Community Development Expenditure" pie chart on page 25.*

Aligning with local development priorities

For some years Chatree has been researching how community development activities may be implemented in a way which is best suited to the local community. Research included interviews with key Thai personnel, community and provincial leaders and local and regional governments.

Regional development goals at the provincial level were examined and Thai best practice examples of community development explored, including partnering with Thai community development specialist organisations. Following these initiatives, a review of Chatree's community



development function was undertaken in 2006 and several changes were implemented.

In 2006/07 Chatree continued this process and established a formal Community Fund as part of the EIA for Chatree North. More importantly, the Fund will be overseen by a Community Committee comprising representatives from local, regional and provincial governments, local communities and Akara personnel. The main aim of the Committee is to oversee the allocation of funds and ensure they align with community needs and regional development plans. The composition of the Committee is still being finalised and it is expected to be operational in the 2008 financial year, following granting of the Chatree North Mining Leases.

Community survey

In 2006 Chatree commissioned a community survey to determine opinions, attitudes and concerns about the Chatree mining operation. Details of the survey were published in last year's report.

The Company has acted on several of the findings including:

- increased stakeholder communication and transparency through the introduction of a monthly regional newsletter which reports all issues of local significance not just Chatree Mine issues
- publishing a local Thai version of the sustainability report with particular emphasis on local issues
- progress in coordinating mine programs with district and regional programs

Chatree will continue to integrate the survey findings into community and operational activities.

Economic contribution

Chatree is located in a relatively infertile region of Thailand. Most people in the Chatree vicinity are farmers in an area that provides few other employment opportunities. The Chatree operation offers alternative employment opportunities and helps reduce migration to urban areas.

Kingsgate seeks to promote economic independence in local communities and to assist small business wherever possible, while contributing to the Thai economy through the purchase of local goods and services and payment of taxes.

Most business opportunities are contracts with the Company on mine related services but Chatree's long term aim is to diversify local enterprises beyond mining activities. Where the potential exists, it encourages and supports improvements to the local economy.

To promote these aims Chatree has, since commencing operations, proactively sourced more of its goods and services from Thailand in preference to importing them from Australia and other countries. The Company promotes a 'Buy Thai' policy which has seen the value of goods and services supplied by Thailand increase steadily since the mine began operations. Today more than 88% of the mine's warehouse items are sourced from within the country.

Substantial payments are made in the form of wages, taxes, royalties, goods and services all of which have a major benefit on the local economy.

In 2007, Chatree spent US$49.6 million on goods and services of which 24.5% was spent in local provinces and a further 66.4% in the rest of Thailand. In addition, US$1.8 million was paid in royalties and US$0.2 million in taxes and duties.

Corporate

The Royal Board of Investment in Thailand has sponsored the Chatree project as part of its strategy to encourage foreign investment in underdeveloped areas in Thailand. As such, all local and foreign investors including Kingsgate, are awarded an 8 year tax holiday and a five year exemption from import duties on consumables not manufactured in Thailand. Consequently taxes and duties are lower than would normally be expected but will increase in future years. The country has benefited from direct employment, purchase of goods and services, community investment, and reinvestment in the operation through expansion and exploration activities. This expenditure is estimated to be in excess of $180 million at 30 June 2007.



Table 9: Land Management

Land	Area (ha)
Mining Leases	354

Rehabilitation (ha)	2007	Project to Date
Area of land disturbed	**0**	354.3
Area of land rehabilitated	**3.4**	54.5
Area of land available for rehabilitation	**12.0**	12.0

Table 10: Energy Use and Greenhouse Emissions

Energy Use	2007	2006	2005	2004	2003
Electricity (MWh)	**73,650**	67,990	63,433	53,253	40,220
Diesel fuel - mobile sources (litres)	**7,468,000**	8,809,107	7,078,571	4,891,487	2,277,107
LPG / Propane (tonnes)	**301**	293	271	295	281
Explosives (tonnes)	**1,582**	2,072	2,276	1,123	472
CO_2 Emissions (tonnes)					
From electricity	**45,516**	35,899	33,493*	28,118*	21,236*
From mobile equipment	**20,089**	23,697	19,041	13,158	6,126
From LPG	**873**	849	786	856	814**
From explosives	**259**	340	373	184	77
Total	**66,737**	60,785	53,693	42,316	28,253

*Restated using WBCSD/WRI emission factor for electricity generation. **Adjusted from 2003 report.

Table 11: Assurance programs

	Type	Business Aspect	Internal (I) or External (E) vertified
AMI Enduring Value Code	Audit	Environment	E
Environment Licence Compliance	Review	Statutory	I
Talings Management System	Audit	Waste management	E
ISO 9001	Audit	Quality assurance	I & E
ISO 14001	Audit	Environment	I & E
OHSAS 18001	Audit	Occupational Health & Safety	I & E
SA 8000 and TLS 8001	Audit	Labour standards	I & E

Table 12: Environmental Incidents

Category	Definition	2007	2006	2005	2004	2003
Level 1	Low severity (includes minor oil spills <10 litres)	**20**	15	2	2	3
Level 2	Minor severity (one-off occurrence)	**0**	0	0	0	0
Level 3	Minor severity (repeated occurrence)	**0**	0	0	0	0
Level 4	Medium severity (effects can be reversed)	**0**	0	0	0	0
Level 5	High severity (non reversible, serious impact)	**0**	0	0	0	0

Table 13: Material Inputs and Outputs

Inputs		Outputs	
Water (ML)		**Water (ML)**	
Raw water	1,190	Discharge to surface waters	0
Recycled water	2,885		
Total water	4,075		
		Landfill (m^3)	
		Landfill	0
Energy		**CO_2 Emissions (tonnes)**	
Electricity (MWh)	73,650	From electricity	45,516
Diesel fuel - mobile sources (litres)	7,468,000	From mobile sources	20,089
LPG (tonnes)	301	From LPG	873
Explosives (tonnes)	1,582	From explosives	259
		Total	66,737
Ore		**Waste (tonnes)**	
Ore (tonnes)	2,405,226	Milled tailings	2,405,226
		Waste rock to surface dumps	5,237,000
Chemicals (tonnes)			
Cyanide	733		
Hydrochloric acid	142	**Product (ounces)**	
Lime	2,896	Gold	85,994
Carbon	43	Silver	290,897




ENVIRONMENTAL CARE MINING

CORPORATE GOVERNANCE STATEMENT

Kingsgate Consolidated Limited and the Board are committed to achieving and demonstrating the highest standards of corporate governance.





The Company's Board of Directors is accountable to shareholders for the proper and prudent investment and preservation of shareholder funds.

Kingsgate Consolidated Limited (the Company) and the Board are committed to achieving and demonstrating the highest standards of corporate governance. The Company's framework is largely consistent with the ASX Corporate Governance Council's "Principles of Good Corporate Governance and Best Practice Recommendations". The Company and its controlled entities together are referred to as the Group or Consolidated Entity in this statement.

The relationship between the Board and senior management is critical to the Group's long term success. The Directors are responsible to shareholders for the performance of the Company in both the short and the long term and seek to balance sometimes competing objectives in the best interests of the Group as a whole. The focus of the Directors is to enhance the interests of shareholders and other key stakeholders and to ensure the Group is properly managed.

Day to day management of the Group's affairs and the implementation of the corporate strategy and policy initiatives are formally delegated by the Board to the Chief Executive Officer and senior executives as set out in the Group's delegations policy. These delegations are reviewed on an annual basis.

This Corporate Governance statement outlines the key components of Kingsgate's governance framework.

Shareholders

Shareholders play an important part in the governance of the Group by electing the Board, whose task it is to govern on their behalf. In carrying out this role, the Board recognises that shareholders must receive timely and relevant information of the highest standard. The Board oversees the protocols for investor and media relations with a view to facilitating an efficient, competitive and informed market.

Kingsgate is a publicly listed entity on the Australian Stock Exchange and is subject to continuous disclosure obligations. In general terms, these obligations require the Company to notify the market immediately of any information which a reasonable person would expect to have a material effect on, or lead to a substantial movement in, the price or value of its securities.

In order to meet these objectives and satisfy regulatory requirements, the Board provides information to shareholders and the market in several ways:

- Significant announcements are released directly to the market via the Australian Stock Exchange and are placed on the Company web site
- The Kingsgate web site (www.kingsgate.com.au) contains further information about the Group and its activities, including Annual, Interim and Quarterly Reports, and media presentations
- From time to time, investment briefings are conducted in order to promote a better understanding of the Group
- Site visits are also arranged to give those who advise investors a better understanding of the Group's operating facilities and exploration prospects
- The Annual General Meeting provides an opportunity for the Board to communicate with investors directly

Composition of the Board of Directors

Under the Corporations Act 2001, the minimum number of Directors the Company must have is three, two of whom must ordinarily reside in Australia.

The Board currently has 3 non-executive members, including the Chairman. The names of the Directors in office and their relevant details are outlined in the table below.

Details of the members of the Board, their experience, expertise, qualifications, term of office and independent status are set out in the Director's Report under the heading "Information on Directors".

Directors have a broad range of business, financial, technical and international experience. This gives the Directors the range of skills, knowledge, and experience necessary to govern the Group, including an understanding of the health, safety, environmental and community-related issues that it faces.

Directors are not appointed for a fixed term but are subject to re-election by shareholders, at least every three years, in accordance with the Constitution of the Company. Shareholders are also required to ratify, at the next annual general meeting, the appointment of any Director appointed throughout the year to fill a vacancy.

The Board's Nomination Committee is responsible for considering the re-nomination of retiring Directors, having regard to the contribution of their skills and experience to the desired composition of the Board.

Independence of non-executive Directors

The Board has considered the independence of the three non-executive Directors and considers all of them to be independent of management and free from any business or other relationships that could materially interfere with the exercise of their independent judgment.

In the context of Director independence, "materiality" is considered from both the Company and individual director perspective. The determination of materiality requires consideration of both quantitative and qualitative elements. An item is presumed to be quantitatively immaterial if it is equal or less than 5% of the appropriate base amount. It is presumed to be material (unless there is qualitative evidence to the contrary) if it is equal to or greater than 10% of the appropriate base amount. Qualitative factors considered include whether a relationship is strategically important, the competitive landscape, the nature of the relationship and the contractual or other arrangements governing it and other factors which point to the actual ability of the director in question to shape the direction of the Company's loyalty.

Name	Appointed	Non-Executive	Independent	Retiring in 2007	Seeking re-election in 2007
Ross Smyth-Kirk	1994	Yes	Yes	No	N/A
John Falconer	1995	Yes	Yes	Yes	Yes
Peter McAleer	2000	Yes	Yes	No	N/A

Role of the Board

The Company's Board of Directors is accountable to shareholders for the proper and prudent investment and preservation of shareholder funds. The roles of Chairman and Chief Executive Officer are separated and clearly defined. The Chairman leads the Board and is responsible for ensuring the effectiveness of governance practices. He is also responsible for the conduct of Board and shareholder meetings.

Responsibility for the operations of the Company is delegated to the Chief Executive Officer who manages the Company within the policies set by the Board of Directors. The levels of authority for management are also documented.

The Board has also delegated some of its responsibilities to committees. Directors have the right, in connection with their duties and responsibilities as Directors, to seek independent professional advice at the Company's expense. Prior written approval of the Chairman is required, which will not be unreasonably withheld. A copy of the advice is to be provided to all Directors.

There are a number of matters that the Board is specifically responsible for. These include setting the strategic direction of the Company, the appointment of key senior executives, approval of the financial accounts and environmental reports, approval of financial policies and the budget, and overall review of operating results, risk management, remuneration levels, succession planning and significant capital expenditure.

The Board is also responsible for appointment of the external auditors.

Board meetings

There are 12 scheduled Board meetings each year with further ad hoc meetings held as and when required. The Board combines a visit to the Chatree Gold Mine with a Board meeting regularly. Individual Directors are encouraged to visit the mine at their discretion.

The Board receives monthly reports on the Group's activities and undertakes a full review of them when setting the annual budgets and approving strategic plans for future years. In addition, the Board receives specific reports and presentations on items of special interest either on a regular basis or as requested. Briefings by senior management are a regular feature at Board meetings.

Audit Committee

The Board has established an Audit Committee, which is comprised entirely of independent Non-Executive Directors. The Committee is chaired by John Falconer, the other members being Ross Smyth-Kirk and Peter McAleer.

In addition, the Chief Executive Officer, the Chief Financial Officer and the partner responsible for the Company's external audit attend the meetings.

The Audit Committee's primary functions are to:

- Review the financial information provided by the Board to shareholders and other parties and ensure that it is true and fair and complies with relevant accounting standards
- Ensure that corporate risk management policies and internal controls are in place and are maintained in accordance with appropriate standards and statutory requirements
- Oversee and evaluate the quality of the audits conducted by the external auditors
- Provide for open communication between the external auditors and the Board for the exchange of views and information, and
- Recommend to the Board the nomination and remuneration of the external auditors and ensure their independence and integrity

As appropriate, the Committee reports to the Board on all matters relating to the Company's financial affairs.

Operational and financial risks are regularly reviewed by the Board and appropriate risk management strategies considered.

The Board has adopted a policy relating to auditor independence. The policy requires the external auditors to confirm that they have maintained their independence in accordance with the Corporations Act 2001 and the rules of professional accounting bodies. The policy also specifies obligations regarding employment relationships, financial relationships and provision of non-audit services by the auditors. In particular, management consultancy, IT implementation and specialist internal audit work will not be performed by the external auditor.

Nomination Committee

The Nomination Committee is comprised of independent non-executive Directors, with Ross Smyth-Kirk as Chairman, John Falconer and Peter McAleer as members.

The Nomination Committee supports and advises the Board in fulfilling its responsibility to ensure that it comprises individuals who are best able to discharge the responsibilities of Directors, having regard to the law and the highest standards of governance, by:

- Assessing the skills required on the Board
- Reviewing the structure, size and composition of the Board
- From time to time assessing the extent to which the required skills are represented on the Board and ensuring appropriate succession planning is in place
- Oversee the annual performance assessment program, and
- Prepare for the identification of, and evaluation of, suitable candidates for appointment to the Board

The Nomination Committee conducts a peer review to evaluate the performance of the Board, each Committee and individual Directors. The performance of each Director is evaluated by the other Directors in the absence of the Director being reviewed. This review was conducted in March 2007.

When a Board vacancy exists or where it is considered that a Director with particular skills or experience is required, the Committee prepares a short list of candidates with the appropriate expertise and experience. The Board then appoints the most suitable Director on merit. This ensures that the Board continues to have an appropriate balance of skills and experience.

Remuneration Committee

The Remuneration Committee is comprised of independent non-executive Directors, with Ross Smyth-Kirk as Chairman, John Falconer and Peter McAleer as members. The Committee has the right to seek any information it considers necessary to fulfil its duties, including the right to obtain appropriate external advice at the Group's expense.

The Remuneration Committee supports and advises the Board in fulfilling its responsibilities to shareholders by:

- Recommending to the Board, with the Chief Executive Officer, an appropriate executive remuneration policy
- Determining the remuneration of Directors
- Reviewing and approving the remuneration of those reporting directly to the Chief Executive Officer, and other senior executives, as appropriate, and
- Reviewing all equity-based plans for approval by the Board

Share ownership and dealing

Directors and Officers who wish to buy or sell Company shares are required to notify the Chairman prior to dealing in such shares. Directors and Officers are prohibited from short-term trading of the Company's shares or trading shares while in possession of price sensitive information. Subject to the foregoing, Directors and Officers may buy or sell shares in the Company in the four week period following significant announcements by the Company, including the release of the quarterly report, half yearly results, the preliminary annual results and the lodgement of the Annual Report. At all other times the Board must receive prior notice of transactions, which are subject to Board veto.



Any dealings in Kingsgate shares are reported to the Board at its next meeting. The Australian Stock Exchange is notified of any share dealing by Directors within the applicable time limit.

Internal control and risk management

The Board has overall responsibility for the Group's systems of internal control. These systems are designed to ensure effective and efficient operations, including financial reporting and compliance with laws and regulations, with a view to managing the risk of failure to achieve business objectives. It must be recognised that internal control systems can provide only reasonable and not absolute assurance against the risk of material loss.

Areas of operational and financial risks are regularly reviewed by the Board and appropriate risk management strategies considered. The risk, control and reporting profiles are evaluated and presented to the Board, together with a risk improvement program designed to improve controls and better manage the overall level of risk. The Company has implemented and received accreditation for ISO 9001 on Quality Control, ISO 14001 on Environmental matters, ISO 18001 on Occupational Health and Safety, TLS 8001:2003 on Thai Labour standards and SA 8000:2001 on Social Accountability, ensuring a fair and equitable workplace. The Company is also a founding member of the International Cyanide Management Code and subscribes to the Minerals Council of Australia's industry framework on sustainability, called 'Enduring Value'. This ensures that the Company continues to be a leader in Corporate Social Responsibility in the mining sector.

Kingsgate is exposed to movements in the gold price and foreign currency exchange rates, as well as other financial market risks. Kingsgate's overall risk management program was to deliver into the out-of-the-money call options that it held, so that the Company would have full exposure to the spot gold price. In June 2007, the call options were fully delivered.

Regular reports are provided to the Board in the areas of financial exposures, health, safety and environmental matters.

Kingsgate also operates a company-wide risk management program which provides a systematic approach to assessing and addressing its risks and opportunities for improvement. This program complements and strengthens other existing risk management initiatives. It aims to improve the Company's bottom line through reduced loss and better management of retained risk, and through reduced insurance premiums. Major proposals submitted to the Board for consideration must be accompanied by a comprehensive risk assessment and management's proposed mitigation strategies.

External auditor

The Audit Committee policy is to appoint an external auditor who clearly demonstrates quality and independence. The performance of the external auditor is reviewed annually and applications for tender of external audit services are requested as deemed appropriate, taking into consideration assessment of performance, existing value and tender costs. PricewaterhouseCoopers was appointed as the external auditor in May 1989. It is PricewaterhouseCoopers' policy to rotate audit engagement partners on listed companies at least every five years, and in accordance with that policy a new audit partner was engaged for the 2006/07 audit.

An analysis of fees paid to the external auditors, including a break-down of fees for non-audit services, is provided in the Directors' Report. It is the policy of the external auditor to provide an annual declaration of their independence to the audit committee.

The external auditor is required to attend the annual general meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the audit report.



Social and environmental responsibility

Kingsgate is committed to meeting high standards of compliance with respect to its health, safety, environmental and community responsibilities as these are integral to the way in which the Group conducts its business.

Details are in the Sustainability section of the Annual Report.

Kingsgate is subject to significant environmental regulation with respect to its exploration and mining activities. Kingsgate is a signatory to the Australian Mineral Industry's "Enduring Value" which is a Sustainable Development Framework through the implementation of a range of economic and social practices in addition to environmental practices.

The Company developed an effective Environmental Management Systems (EMS) which has ISO 14001 certification.

Reviews of the Company's environmental performance have included:

- External regulatory inspections at the operating site and exploration areas
- Internal area inspections at these operations, and
- An annual review of these sites by an external consultant

A Sustainability Report is issued by the Group on an annual basis covering the areas of health, safety, environmental and community responsibilities, which is now incorporated into the Annual Report.

Kingsgate Code of Conduct

Kingsgate has established a Code of Conduct which provides an ethical and legal framework for all employees in the conduct of Kingsgate's business. The Code of Conduct defines how Kingsgate relates to its customers, employees, shareholders and the community in which it operates.

The underlying principles of the Code are the values of integrity, respect, trust and openness. The Code provides clear directions on conducting business internationally, interacting with governments, communities and business partners and general workplace behaviour. The Code provides a common behavioural framework for all employees in the context of a wide range of ethical and legal issues. Employees are encouraged to take responsibility for their actions, achieve high performance, deliver on commitments and earn the trust of those with whom they interact.

The Group has established a Code of Conduct which provides an ethical and legal framework for all employees in the conduct of Kingsgate's business.



Gavin Thomas



Stephen Promnitz



Peter Warren



Phil MacIntyre



Ron James



John McDougall

Senior Management

Gavin Thomas,

B Sc (Geology), F AusIMM, CP, Chief Executive Officer, 56

Gavin has had a successful career in developing mining companies from the exploration phase into mid-tier gold and/or copper production entities. He has over 32 years of international experience in exploring for, evaluating, developing, operating and reclaiming mines in North America, South America, Australia, the Southwest Pacific, Asia and Europe. Amongst other things he was credited with the discovery of the Lihir gold deposit in Papua New Guinea, the largest gold deposit in the world. In particular he has extensive experience in Thailand and South America. Gavin is currently a director of Mercator Minerals Limited.

Stephen Promnitz,

B Sc (Hons), Corporate Development Manager, 42

Stephen Promnitz has extensive experience across the resources sector in acquisitions, investment banking, equity analysis, corporate finance, corporate management, project management, mining and exploration geology. Prior to working for Citigroup and Westpac, he spent over 15 years with WMC Resources, Rio Tinto and Placer Dome, including a global brief as manager-acquisitions for WMC. He spent six years in South America, mainly in Argentina as country manager for WMC and commercial and exploration manager. Prior to South America, he worked in exploration for precious and base metals in Papua New Guinea, Indonesia and Australia. He joined Kingsgate in August 2005 to cover business development, investor relations and commercial activities.

Peter Warren,

B Com, CPA, Chief Financial Officer and Company Secretary, 57

Peter joined Kingsgate in March 2006 as Chief Financial Officer and is a CPA of 30 years standing. Prior to this Peter was company secretary and CFO of Equatorial Mining and the Australian subsidiaries of the Swiss based Alusuisse Group. Peter has had an extensive involvement in the resources industry, having previously held various financial and accounting positions for Peabody Resources and Hamersley Iron.

Phil MacIntyre,

B Sc (Hons), F AusIMM, MCIM, SME, Chief Operating Officer and General Manager, Akara Mining Limited, 55

Phil has over 30 years of mine operations experience in Canada, Papua New Guinea, Australia and Thailand. He joined Kingsgate as the general manager of Chatree Gold Mine in July 2001. He has a metallurgical background and was the mine general manager at the Kidston Gold Mine in Queensland, Australia prior to joining Kingsgate. Prior to Kidston, Phil was mill superintendent at the Porgera Joint Venture in Papua New Guinea and at the Royal Oak Giant Mine, Westmin Resources Myra Falls Mine and Premier Gold Project and others in Canada.

Ron James,

B Sc (Geology), M AusIMM, M AIG, M SEG, General Manager - Exploration and Resource Development, 49

Ron has 24 years of experience with equal time in exploration and mining at management level. Before joining Kingsgate he was Chief Mine Geologist at the Gold Ridge mine in the Solomon Islands and later Group Exploration Manager for Ross Mining NL. Ron is familiar with the technical and operating requirements for emerging projects in a variety of terrains and environments. He has broad experience setting up gold mines and exploration projects from their earliest stages through to development and sustainability. Ron has a strong focus on maximising returns from ore bodies through optimum waste and ore classification as well as increasing reserves from near mine resource development.

John McDougall,

B E (Mining), CPEng (Mining), F AusIMM, MSMME, Operations Manager-Chatree Gold Mine, 64

John has extensive experience in Mine Engineering, Mine Evaluation and Mining Operational Management in Australia, the Pacific, Canada, United States, Middle East and SE Asia, developed over more than 40 years, before joining Chatree in June 2007.

Recent roles were as Chief Mining Engineer and Project Manager for new open cut and underground mine developments in Saudi Arabia, and as the Director of Project Development and Technical Services in open pit and underground operations management positions in Queensland, West Australia and Papua New Guinea. Prior employment has covered open pit coal mining, uranium operations, copper, molybdenum, gold and nickel projects and phosphate operations, in Australia, Canada, USA, SE Asia and the Pacific. John has a track record of improving operational efficiency and improving profitability, with a strong focus on staff improvement and up-skilling.

DIRECTORS'

Report and Financial Statements





Contents

Your Directors present their report on the Group consisting of Kingsgate Consolidated Limited and the entities it controlled at the end of, or during, the year ended 30 June 2007.

Directors

The following persons were Directors of Kingsgate Consolidated Limited during the whole of the financial year and up to the date of this report:

Ross Smyth-Kirk (Chairman)
John Falconer
Peter McAleer

Principal activities

The principal continuing activities of Kingsgate Consolidated Limited was mining in Thailand and mineral exploration in Australia, Thailand, Chile, Peru and Argentina. There have been no other significant changes in the principal activities of the Group during the financial year.

Dividends

Dividends paid to members during the financial year were as follows:

	2007 $'000	2006 $'000
Final 2006 unfranked dividend of 5 cents per share (2005 - 5 cents) paid on 3 October 2006	**4,513**	4,286
No interim dividend was declared for 2007 (2006 - 5 cents paid)	**-**	4,383
Total dividend payment	**4,513**	**8,669**

Review of operations and results

The table below shows the Group's performance over the last 5 years. Net profit in the first 2 years was favourably impacted by high grades and a low strip ratio. The loss for the year is a result of the treatment of low grade ore as access to higher grade ore contained in Chatree North area was not available due to the continued delay in the grant of the Chatree North Mining Leases by the Thai permitting authorities. The Environmental Impact Assessment for the Chatree North Mining Leases was approved in April 2007 which is a major milestone in the lease granting process. Following the grant of the Chatree North Mining Leases access to higher grade ore is likely to return the company to profitability. The Group has made a major commitment to exploration in Thailand.

	2007 AIFRS	2006 AIFRS	2005 AIFRS	2004 AGAAP	2003 AGAAP
Net Profit/(Loss) After Tax ($'000)	**(12,590)**	16,662	8,391	37,679	47,323
Dividends Paid (Cash & DRP) ($'000)	**4,513**	8,669	11,973	17,631	19,927
Share Price 30 June ($)	**5.55**	5.14	2.84	3.51	2.94
Basic Earnings Per Share (Cents)	**(17.3)**	19.3	9.8	45.5	65.4
Diluted Earnings Per Share (Cents)	**(17.3)**	19.3	9.8	45.5	65.3

The Company has a Share Buy-back programme active. No shares were bought back during the year and a total of 376,167 shares have been bought back and cancelled under the programme.

Significant change in the state of affairs

During the financial year the Group sold its 19.64% holding in Goldstar Resources NL and increased its stake in Andean Resources Limited to 18.53%. There were no other significant changes in the state of affairs of the Group that occurred during the financial year not otherwise disclosed in this report or the consolidated financial statements.

Matters subsequent to the end of the financial year

On 30 July 2007 the Company restructured its credit facilities solely with Investec Bank (Australia) Limited increasing its overall credit facilities from US$18,000,000 to US$28,000,000.

The facility is secured by a first ranking charge over the Group's Australian assets and a share mortgage of Akara Mining Limited shares.

The credit facility is repayable on 31 January 2008 or in the event the Chatree North Mining Leases are granted prior to that date, 12 months from the date of the grant of the leases.

Except for the above, no other matter or circumstance has arisen since 30 June 2007 that has significantly affected, or may significantly affect:

- The Group's operations in future financial years, or
- The results of those operations in future financial years, or
- The Group's state of affairs in future financial years

Likely developments and expected results of operations

The likely developments of the Group in the subsequent financial year include the continuation of mining operations at the Chatree Gold Mine, securing the Chatree North Mining Leases, a continuation of the expanded exploration program both near mine site and regionally within identified mineralised areas, and further increases in Mineral Resources and Ore Reserves.

Further information on likely developments in the operations of the Group and the expected results of operations have not been included in this report because the Directors believe it would be likely to result in unreasonable prejudice to the Group.

Environmental regulation

The Group is subject to environmental regulation in respect to its gold mining operations and exploration activities in Australia, Thailand, Argentina, Chile and Peru. For the year ended 30 June 2007, the Group has operated within all environmental laws and there were no known contraventions at the date of this report.

Directors' attendance at meetings (1 July 2006 to 30 June 2007)

	Appointed	Independent	Board	Audit Committee	Nomination Committee	Remuneration Committee
Meetings Held			**17**	**2**	**1**	**2**
Meetings Attended:						
Ross Smyth-Kirk	1994	Yes	17	2	1	2
John Falconer	1995	Yes	17	2	1	2
Peter McAleer	2000	Yes	17	2	1	2

During the financial year, 17 Board meetings, 2 Audit Committee meetings, 1 Nomination Committee meeting and 2 Remuneration Committee meetings were held. The table above shows information on Board members and their attendance (including attendance by telecommunication) during the year.



Ross Smyth-Kirk



John Falconer



Peter McAleer

Information on Directors

Ross Smyth-Kirk, *B Com, CPA, F Fin, Age: 60*

Ross Smyth-Kirk was a founding Director of the former leading investment management company, Clayton Robard Management Limited and has had extensive experience over a number of years in investment management including a close involvement with the minerals and mining sectors. He was appointed to the Board on 29 November 1994 and has been a Director of a number of companies over the past 27 years in Australia and the UK. Ross is currently Chairman of the Australian Jockey Club.

Responsibilities: Chairman of the Board, member of the Audit Committee and Chairman of the Remuneration Committee and Nomination Committee.

John Falconer, *FCA, F Fin, Age: 59*

John Falconer is a principal of Carbone Falconer & Co, a firm of Chartered Accountants practising in Sydney, whose client base includes small publicly listed companies as well as a number of successful family businesses. He is also a Director of TZ Limited.

Responsibilities: Chairman of the Audit Committee and member of the Remuneration Committee and Nomination Committee.

Former directorship in the last 3 years: Taragon Property Fund

Peter McAleer, *B Com (Hons), B L (Kings Inns - Dublin - Ireland), Age: 64*

Peter McAleer is Chairman of Latin Gold Limited and a Director of Kenmare Resources Plc (Ireland). Previously, he was a Director and Chief Executive Officer of Equatorial Mining Limited and a Director of Mineral El Tesoro (Chile) and Kalahari Diamonds Resources PLC (England).

Responsibilities: Member of the Audit Committee, Remuneration Committee and Nomination Committee.

Former directorship in the last 3 years: Kalahari Diamond Resources Ltd

Remuneration report

The remuneration report is set out under the following main headings:

A Principles used to determine the nature and amount of remuneration

B Details of remuneration

C Service agreements

D Share based compensation

E Additional information

The information provided under headings A–D includes remuneration disclosures that are required under Accounting Standard AASB 124 Related Party Disclosures. These disclosures have been transferred from the financial report and have been audited. The disclosures in Section E are additional disclosures required by the *Corporations Act 2001* and the Corporations Regulations 2001 which have not been audited.

A Principles used to determine the nature and amount of remuneration (audited)

The Group's policy for determining the nature and amount of emoluments of Board members and senior executives is set by the Board's Remuneration Committee. The Committee makes recommendations to the Board concerning the remuneration of executive and non-executive Directors having regard to the Group's stage of development, remuneration in the industry and performance.

The main objective of the Group's Executive Reward Program is to ensure reward for performance is competitive and appropriate for the results delivered. The Board has regard to the following key criteria for *good reward* governance practices:

- Competitiveness and reasonableness
- Acceptability to shareholders
- Performance linkage / alignment of executive compensation
- Transparency
- Capital management

In consultation with external remuneration consultants, the Group seeks to structure an executive remuneration program that is market competitive and complimentary to the reward strategy of the organisation, and ensures:

Alignment to shareholders' interests including:

- Economic profit as a core component of plan design
- Focus on sustained growth in share price and delivering constant return on assets as well as focusing the executive on key non-financial drivers of value
- Attracting and retaining high calibre executives

Alignment to program participants' interests including:

- Rewards capability and experience
- Reflects competitive reward for contribution to shareholder growth
- Provides a clear structure for earning rewards
- Provides recognition for contribution

The program is intended to provide a mix of fixed and variable pay, and a blend of short and long-term incentives, as appropriate. As executives gain seniority with the Group, the balance of this mix shifts to a higher proportion of "at risk" rewards.

Non-executive Directors

The aggregate remuneration of Directors is set by shareholders in general meeting, in accordance with the Constitution of the Company, with individual Director's remuneration determined by the Board within the aggregate total. In determining the level of fees, data from surveys undertaken by outside consultants is taken into account. The aggregate amount of Directors' fees approved by shareholders on 26 October 2004 is $500,000.

Fees and payments to non-executive Directors reflect the demands which are made on, and the responsibilities of, the Directors. The Board also has regard to the advice of independent remuneration consultants to ensure non-executive Directors' fees and payments are appropriate and in line with the market.

The Chairman's fees are determined independently to the fees of non-executive Directors based on comparative roles in the external market. The Chairman is not present at any discussions relating to determination of his own remuneration.

Retirement allowances for Directors

There are no retirement allowances for non-executive Directors.

Executive pay

The executive pay and reward program is comprised of four components:

- Base pay and benefits
- Short-term performance incentives
- Long-term incentives through participation in an option plan, and
- Other remuneration such as superannuation

The combination of these comprises the executive's total remuneration.

Base pay

This is structured as a total employment cost package which may be delivered as a mix of cash and prescribed non-financial benefits at the executive's discretion.

Executives are offered a competitive base pay that comprises the fixed component of pay and rewards. External remuneration consultants provide analysis and advice to ensure base pay is set to reflect the market for a comparable role. Base pay for senior executives is reviewed annually to ensure the executive's pay is competitive with the market. An executive's pay is also reviewed on promotion.

There are no guaranteed base pay increases fixed in any senior executive's contracts.

Benefits

Executives may receive benefits including car allowances and car parking.

Short-term incentives

Short-term bonus payments are made to executives at the discretion of the remuneration committee, based on exceptional performance. The remuneration committee has engaged an independent remuneration consultant to advise it on formalising a short-term incentive (STI) for all executives in future years, although this has not been implemented during the year.

Kingsgate Consolidated Employee Option Plan

Information on the Kingsgate Consolidated Employee Option Plan is set out on page 43.

B Details of remuneration (audited)

Amounts of remuneration

Details of the remuneration of each Director of Kingsgate Consolidated Limited and each of the key management personnel (as defined in AASB 124 Related Party Disclosures) of the Company and Group who received the highest remuneration, including their personally-related entities, for the year ended 30 June 2007 are set out in the following tables.

The key management personnel of Kingsgate Consolidated Limited includes the Directors (see page 38) and the following executive officers, who are also the 4 highest paid executives of the entity:

- Gavin Thomas
- Peter Warren
- Stephen Promnitz
- Arthur Ellis

The key management personnel of the Group are the Directors of Kingsgate Consolidated Limited (see page 38), the Chief Executive Officer and those executives that report directly to the Chief Executive Officer. This includes the 5 Group executives who received the highest remuneration for the year ended 30 June 2007. The executives are:

- Gavin Thomas
- Peter Warren
- Stephen Promnitz
- Phil MacIntyre
- Ron James

All elements of remuneration are not directly related to performance.

Key management personnel of Kingsgate Consolidated Limited

2007	Short-term benefits			Post-employment benefits		Share-based payment	
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Superannuation $	Retirement benefits $	Options $	Total $
Non-executive Directors							
Ross Smyth-Kirk	120,000	-	1,454	10,800	-	-	132,254
John Falconer	60,000	-	-	5,400	-	-	65,400
Peter McAleer*	60,000	-	-	-	-	-	60,000
Total	**240,000**	-	**1,454**	**16,200**	-	-	**257,654**

*Consulting fees of $60,000 (2006 - $60,000) were paid or payable to Norwest Mining Consultants Ltd, of which Peter McAleer is an officer and Director.

2007	Short-term benefits			Post-employment benefits		Share-based payment	
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Superannuation $	Retirement benefits $	Options $	Total $
Other key management personnel							
Gavin Thomas	464,000	-	7,813	36,000	-	177,250	685,063
Stephen Promnitz	344,037	-	-	30,963	-	93,427	468,427
Peter Warren	230,000	-	9,584	100,000	-	345,913	685,497
Arthur Ellis	198,541	-	1,259	13,200	-	-	213,000
Total	1,236,578	-	18,656	180,163	-	616,590	2,051,987

Key management personnel of the Group

2007	Short-term benefits			Post-employment benefits		Share-based payment	
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Superannuation $	Retirement benefits $	Options $	Total $
Non-executive Directors							
Ross Smyth-Kirk	120,000	-	1,454	10,800	-	-	132,254
John Falconer	60,000	-	-	5,400	-	-	65,400
Peter McAleer*	60,000	-	-	-	-	-	60,000
Total	240,000	-	1,454	16,200	-	-	257,654

*Consulting fees of $60,000 (2006 - $60,000) were paid or payable to Norwest Mining Consultants Ltd, of which Peter McAleer is an officer and Director.

2007		Short-term benefits		Post-employment benefits		Share-based payment	
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Superannuation $	Retirement benefits $	Options $	Total $
Other key management personnel							
Gavin Thomas	464,000	-	7,813	36,000	-	177,250	**685,063**
Stephen Promnitz	344,037	-	-	30,963	-	93,427	**468,427**
Peter Warren	230,000	-	9,584	100,000	-	345,913	**685,497**
Phil MacIntyre	498,874	-	13,499	-	-	32,848	**545,221**
Ron James	338,010	-	6,835	-	-	34,652	**379,497**
Total	**1,874,921**	**-**	**37,731**	**166,963**	**-**	**684,090**	**2,763,705**

2006		Short-term benefits		Post-employment benefits		Share-based payment	
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Superannuation $	Retirement benefits $	Options $	Total $
Non-executive Directors							
Ross Smyth-Kirk	120,000	-	1,158	10,800	-	-	**131,958**
John Falconer	60,000	-	-	5,400	-	-	**65,400**
Peter McAleer*	60,000	-	-	-	-	-	**60,000**
Total	**240,000**	**-**	**1,158**	**16,200**	**-**	**-**	**257,358**

*Consulting fees of $60,000 (2005 - $60,000) were paid or payable to Norwest Mining Consultants Ltd, of which Peter McAleer is an officer and Director.

2006		Short-term benefits		Post-employment benefits		Share-based payment	
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Superannuation $	Retirement benefits $	Options $	Total $
Other key management personnel							
Gavin Thomas	464,000	-	5,519	36,000	-	359,737	**865,256**
Stephen Promnitz	294,343	-	-	24,083	-	178,954	**497,380**
Surapol Udompornwirat*	140,325	35,081	3,689	10,047	-	-	**189,142**
Phil MacIntyre	404,495	42,468	11,596	-	-	114,717	**573,276**
Ron James	276,255	29,164	8,418	-	-	41,028	**354,865**
Arthur Ellis	158,397	20,000	-	12,139	-	-	**190,536**
Total	**1,737,815**	**126,713**	**29,222**	**82,269**	**-**	**694,436**	**2,670,455**

*Surapol Udompornwirat resigned 30 June 2006.

C Service agreements (audited)

Remuneration and other terms of employment for the Chief Executive Officer and the other key management personnel are formalised in service agreements. Each of these agreements provide for the provision of performance-related cash bonuses, other benefits including car allowances and car parking, and participation, when eligible, in the Employee Option Plan. Other major provisions of the agreements relating to remuneration are set out below.

Gavin Thomas - Chief Executive Officer

- Term of agreement - 3 years ending 1 April 2008
- Base salary, inclusive of superannuation, as at 30 June 2007 of $500,000 to be reviewed annually by the Remuneration Committee
- No termination or bonus payments

Stephen Promnitz - Corporate Development Manager

- Term of agreement - No fixed term
- Base salary, inclusive of superannuation, as at 30 June 2007 of $375,000 to be reviewed annually by the Remuneration Committee
- No termination or bonus payments

Peter Warren - Chief Financial Officer / Company Secretary

- Term of agreement - No fixed term
- Base salary, inclusive of superannuation, as at 30 June 2007 of $330,000 to be reviewed annually by the Remuneration Committee
- No termination or bonus payments

Phil MacIntyre - Chief Operating Officer, General Manager, Akara Mining Limited

- Term of agreement - 3 years ending 16 July 2007
- Base salary, inclusive of superannuation, for the year ended 30 June 2007 of $327,036 (net of tax) to be reviewed annually by the remuneration committee

Ron James - General Manager, Exploration and Resource Development

- Term of agreement - Renewable on an annual basis at the discretion of the Board of Directors
- Base salary, inclusive of superannuation, for the year ended 30 June 2007 of $227,599 (net of tax) to be reviewed annually by the remuneration committee

Arthur Ellis - Group Financial Controller

- Term of agreement - No fixed term
- Base salary, inclusive of superannuation, as at 30 June 2007 of $213,000 to be reviewed annually by the remuneration committee

D Share based compensation (audited)

Options

Kingsgate Employees and Contractors Option Plan

On 28 November 2001, shareholders at the Annual General Meeting approved the special resolution to establish the Kingsgate Employees and Contractors Option Plan 2001. Under this plan 2,500,000 options may be issued to employees and contractors of the Group (excluding Directors of the Company). This plan has similar option terms as the option plan established in 1998 which authorised the Directors to issue up to 500,000 options to employees and contractors of the Group (excluding Directors of the Company).

The terms of the options issued pursuant to the plan are as follows:

a) The exercise period for the options is three years from the date the options are granted

b) Each option will entitle the holder to subscribe for one ordinary share of the Company and the exercise price for each option will be 10% above the average closing sale price of the Company's ordinary fully paid shares on the Australian Stock Exchange over the five trading days preceding the day on which options are issued (but in any event not less than 20 cents)

c) Options are granted under the plan to eligible employees and contractors for no consideration

d) Options granted under the plan carry no dividend or voting rights

e) Set out over the page are summaries of options granted under the plans

Full details of the Employee Option Plan are disclosed in the Share Option Plan rules which were approved by shareholders in November 2001, a copy of which can be obtained from the Company. No options have been issued by the Company from this plan in the current year.

Grant date	Expiry date	Exercise price	Value per option at grant date	Date exercisable
29 January 2004	29 January 2007	$3.93	$0.49	29 January 2005
31 March 2005	1 April 2010	$2.69	$0.36	1 April 2005
7 July 2005	1 July 2010	$4.00	$0.39 $0.43 $0.47	36% on 1 July 2006, 36% on 1 July 2007 and 28% on 1 July 2008
7 July 2005	1 July 2010	$5.00	$0.25 $0.29 $0.33	36% on 1 July 2006, 36% on 1 July 2007 and 28% on 1 July 2008
7 July 2005	1 July 2010	$6.00	$0.17 $0.21 $0.24	36% on 1 July 2006, 36% on 1 July 2007 and 28% on 1 July 2008
7 July 2005	1 July 2010	$7.00	$0.11 $0.15 $0.18	36% on 1 July 2006, 36% on 1 July 2007 and 28% on 1 July 2008
26 October 2005	26 October 2010	$3.00	$1.52	26 October 2005
26 October 2005	26 October 2010	$4.00	$1.15 $1.24	50% on 1 November 2006 and 50% on 1 November 2007
26 October 2005	26 October 2010	$5.00	$0.85 $0.94	50% on 1 November 2006 and 50% on 1 November 2007
26 October 2005	26 October 2010	$6.00	$0.63 $0.72	50% on 1 November 2006 and 50% on 1 November 2007
26 October 2005	1 August 2010	$3.25	$1.44 $1.51 $1.58	50% on 1 August 2006, 25% on 1 August 2007 and 25% on 1 August 2008
26 October 2005	1 August 2010	$4.00	$1.12 $1.21 $1.29	50% on 1 August 2006, 25% on 1 August 2007 and 25% on 1 August 2008
26 October 2005	1 August 2010	$5.00	$0.80 $0.90 $0.99	50% on 1 August 2006, 25% on 1 August 2007 and 25% on 1 August 2008
26 October 2005	1 August 2010	$6.00	$0.58 $0.68 $0.77	50% on 1 August 2006, 25% on 1 August 2007 and 25% on 1 August 2008
26 October 2005	1 August 2010	$7.00	$0.43 $0.52 $0.61	50% on 1 August 2006, 25% on 1 August 2007 and 25% on 1 August 2008
7 July 2006	1 July 2011	$5.50	$1.60 $1.73 $1.84	33% on 1 July 2007, 33% on 1 July 2008 and 34% on 1 July 2009
7 July 2006	1 July 2011	$6.00	$1.46 $1.59 $1.71	33% on 1 July 2007, 33% on 1 July 2008 and 34% on 1 July 2009
7 July 2006	1 July 2011	$7.00	$1.22 $1.36 $1.48	33% on 1 July 2007, 33% on 1 July 2008 and 34% on 1 July 2009
7 July 2006	1 July 2011	$8.00	$1.22 $1.36 $1.48	33% on 1 July 2007, 33% on 1 July 2008 and 34% on 1 July 2009

Details of options over ordinary shares in the Company provided as remuneration to each of the key management personnel of the Group are set out below. When exercisable, each option is convertible into one ordinary share of Kingsgate Consolidated Limited. Further information on the options is set out in Note 25 to the financial statements.

Name	Number of options granted during the year 2007	Number of options granted during the year 2006	Number of options vested during the year 2007	Number of options vested during the year 2006
Other key management personnel of the Group				
Gavin Thomas	-	2,500,000	900,000	-
Stephen Promnitz	-	400,000	200,000	-
Peter Warren	400,000	-	-	-
Phil MacIntyre	-	150,000	50,000	50,000
Ron James	-	90,000	45,000	-

Fair value of options granted

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the share price at grant date, the expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the year ended 30 June 2007 included:

a) Options are granted for no consideration

b) Expected price volatility of the Company's shares: 47% (2006 - 40%)

c) Expected dividend yield: 1.95% (2006- 4.4%)

d) Risk-free interest rate: 5.87% (2006 - 5.2%)

The expected price volatility is based on the historic volatility adjusted for any expected changes to future volatility due to publicly available information.

Shares provided on exercise of remuneration options

Details of ordinary shares in the Company provided as a result of the exercise of remuneration options to each Director of Kingsgate Consolidated Limited and other key management personnel of the Group are set out below:

Name	Number of ordinary shares issued on exercise of options during the year 2007	Number of ordinary shares issued on exercise of options during the year 2006
Directors of Kingsgate Consolidated Limited		
Ross Smyth-Kirk	-	-
John Falconer	-	-
Peter McAleer	-	-
Other key management personnel of the Group		
Gavin Thomas	-	-
Peter Warren	-	-
Stephen Promnitz	-	-
Niall Lenahan	-	90,000
Surapol Udompornwirat	-	40,000
Phil MacIntyre	-	-
Ron James	-	-
Arthur Ellis	-	-

E Additional information (unaudited)

Principles used to determine the nature and amount of remuneration: relationship between remuneration and company performance

The overall level of executive reward takes into account the performance of the Group over a number of years, with greater emphasis given to the current and prior year. Emphasis is also placed on the level of executive remuneration paid by the Company peers in the Australian gold industry.

Details of remuneration: cash bonus and options

For each cash bonus and grant of options included in the tables on pages 41, 42 and 44 to 47 the percentage of the available bonus or grant that was paid or that was vested, in the financial year, and the percentage that was forfeited because the person did not meet the service and performance criteria is set out below. No part of the bonus is payable in future years. The options vest over a 2 or 3 year period and will vest if the executive remains an employee of the Company on the vesting date and the options will vest immediately if the executive's employment is terminated as a result of a change in control of the Company. No options will vest if the above conditions are not satisfied, hence the minimum value of the options yet to vest is nil. The maximum value of the options yet to vest has been determined assuming the share price on the date the options are exercised will not exceed $2.82 for the options issued in July 2005, $4.00 for the options issued in October 2005 and $5.12 for the options issued in July 2006.

	Cash bonus		Options					
Name	Paid %	Forfeited %	Year granted	Vested %	Forfeited %	Financial years in which the options may vest	Minimum total value of grant yet to vest $	Maximum total value of grant yet to vest $
Gavin Thomas	nil	nil	2006	36	-	2008	nil	221,400
						2009	nil	196,000
			2005	100	-			
Stephen Promnitz	nil	nil	2006	50	-	2008	nil	80,313
						2009	nil	89,062
Peter Warren	nil	nil	2007	-	-	2008	nil	177,001
						2009	nil	195,168
						2010	nil	210,998
Phil MacIntyre	nil	nil	2006	67	-	2008	nil	41,500
Ron James	nil	nil	2006	50	-	2008	nil	43,500

Share Based compensation: options

The terms and conditions of each grant of options *affecting remuneration in this* or future reporting periods are in accordance with the Kingsgate Employees and Contractors Option Plan and the Kingsgate Executive Option plan. For details of these plans and the valuation of options, including models and assumptions used, please refer to Note 25.

Name	Grant date	Options granted prior years	Options granted during the year	A Remuneration consisting of options %	B Value at grant date $	C Value at exercise date $	D Value at lapse date $	E Total of columns B to D
Gavin Thomas	7 July 2005	2,560,000	-	25.9	602,800	-	-	602,800
Stephen Promnitz	26 Oct 2005	400,000	-	19.9	311,250	-	-	311,250
Peter Warren	7 July 2006	-	400,000	50.5	583,166	-	-	583,166
Phil MacIntyre	26 Oct 2005	150,000	-	6.0	154,500	-	-	154,500
Ron James	26 Oct 2005	90,000	-	9.1	82,950	-	-	82,950

A = The percentage of the value of remuneration consisting of options, based on the value at grant date

B = The value at grant date calculated in accordance with AASB 2 Share Based Payment of Options granted during the year as part of remuneration

C = The value at exercise date of options that were granted as part of remuneration and were exercised during the year

D = The value at lapse date of options that were granted as part of remuneration and that lapsed during the year

Shares under employee options

As at the date of this report, there were 3,600,000 unissued ordinary shares under option (3,600,000 at the reporting date). Refer to Note 25 of the financial statements for further details of the options outstanding.

Option holders do not have any right, by virtue of the option, to participate in any share issue of the Company.

Shares issued on the exercise of options

During the financial year, employees and executives did not exercise any options.

No further shares have been issued since 30 June 2007 and no amounts are unpaid on any of the shares.

Interest in shares and options of the Company

As at the date of this report, the interests of the Directors and key management personnel in the shares and options of Kingsgate Consolidated Limited were:

Interest in shares and options of the Company

Name	Ordinary shares	Options over ordinary shares
Directors of Kingsgate Consolidated Limited		
Ross Smyth-Kirk	**4,586,271**	-
John Falconer	**191,275**	-
Peter McAleer	**380,000**	-
Other key management personnel of the Group		
Gavin Thomas	**703,921**	2,560,000
Stephen Promnitz	**-**	400,000
Peter Warren	**10,000**	400,000
Phil MacIntyre	**145,000**	150,000
Ron James	**-**	90,000
Arthur Ellis	**24,310**	-

Insurance of officers

During the financial year, the Group paid premiums to insure Directors and Officers of the Group. The contracts include a prohibition on disclosure of the premium paid and nature of the liabilities covered under the policy.

Directors' interest in contracts

No material contracts involving Directors' interests were entered into since the end of the previous financial year or existed at the end of the financial year other than the transactions detailed in the note to the accounts.

Non-audit services

The Group may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor's expertise and experience with the Company and/or the Group are important.

Details of the amounts paid or payable to the auditor (PricewaterhouseCoopers) for the audit and non-audit services provided during the year are set out below.

The Board of Directors has considered the position and, in accordance with advice received from the Audit Committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*. The Directors are satisfied that the provision of non-audit services by the auditor, as set out below, did not compromise the auditor independence requirements of the *Corporations Act 2001* for the following reasons:

- All non-audit services have been reviewed by the Audit Committee to ensure they do not impact the impartiality and objectivity of the auditor
- None of the services undermine the general principles relating to auditor independence as set out in *APES 110 Code of Ethics for Professional Statement F1*, including reviewing or auditing the auditor's own work, acting in a management or decision-making capacity for the Group, acting as advocate for the Group or jointly sharing economic risk and rewards

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms:

	Consolidated	
	2007 $	2006 $
1. Audit services		
PricewaterhouseCoopers Australian Firm		
Audit and review of the financial reports and other work under the *Corporations Act 2001*	**318,150**	215,480
Related practices of PricewaterhouseCoopers Australian Firm	**86,509**	86,111
Total remuneration for audit services	**404,659**	**301,591**
2. Non-audit services		
Audit-related services		
PricewaterhouseCoopers Australian Firm		
Workers compensation review	**3,000**	3,500
Accounting advice services	**47,907**	82,550
Andean bidders statement review	**28,000**	90,000
Total remuneration for audit-related services	**78,907**	176,050
Taxation services		
PricewaterhouseCoopers Australian Firm		
Tax compliance services	**75,600**	44,075
Related practices of PricewaterhouseCoopers Australian Firm		
Tax compliance services	**42,728**	-
Total remuneration for taxation services	**118,328**	44,075
Total remuneration for non-audit services	**197,235**	**220,125**

Auditors' Independence Declaration

A copy of the Auditors' Independence Declaration as required under section 307C of the *Corporations Act 2001* is set out on page 51.

Rounding of amounts

The Group is of a kind referred to in Class Order 98/100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the Directors' Report. Amounts in the Directors' Report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

Auditors

PricewaterhouseCoopers continues in office in accordance with section 327 of the *Corporations Act 2001*.

This report is made in accordance with a resolution of the Directors.

Ross Smyth-Kirk

Director

John Falconer

Director

Sydney

27 August 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Auditor's Independence Declaration

As lead auditor for the audit of Kingsgate Consolidated Limited for the year ended 30 June 2007, I declare that to the best of my knowledge and belief, there have been:

a) No contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

b) No contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Kingsgate Consolidated Limited and the entities it controlled during the period.

Marc Upcroft
Partner
PricewaterhouseCoopers

Sydney
27 August 2007

Income Statement

	Notes	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent entity 2007 $'000	Parent entity 2006 $'000
Revenue from continuing operations	3	**52,600**	74,143	**8,090**	14,974
Other income	4	**9,857**	-	**9,381**	-
Changes in inventories of finished goods and work in progress		**(1,031)**	(522)	-	-
Direct costs of mining and processing		**(48,768)**	(40,266)	-	-
Employee benefits expense		**(8,160)**	(8,053)	**(2,562)**	(2,636)
Depreciation and amortisation expenses	5	**(8,446)**	(7,805)	**(52)**	(50)
Finance costs	5	**(2,642)**	(854)	**(2,466)**	(801)
Exploration expensed		**(3,846)**	(2,853)	-	-
Foreign exchange gains / (losses)	5	**(271)**	205	-	-
Gain / (loss) on derivative financial instruments		**867**	7,056	-	-
Other expenses from ordinary activities		**(5,865)**	(4,389)	**(4,471)**	(3,339)
Profit / (loss) before income tax		**(15,705)**	16,662	**7,920**	8,148
Income tax benefit	6	**3,115**	-	**4,042**	-
Profit / (loss) for the year		**(12,590)**	16,662	**11,962**	8,148
Net Profit / (loss) attributable to members of Kingsgate Consolidated Limited		**(12,590)**	16,662	**11,962**	8,148
		Cents	Cents		
Basic earnings per share	33	**(17.3)**	19.3		
Diluted earnings per share	33	**(17.3)**	19.3		

The above income statements should be read in conjunction with the accompanying notes.

30 June 2007

Balance Sheet	Notes	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent entity 2007 $'000	Parent entity 2006 $'000
Current assets					
Cash and cash equivalents	7	**5,148**	10,391	**2,314**	1,907
Trade and other receivable	8	**3,825**	1,398	**43**	6
Inventories	9	**5,137**	6,656	**-**	-
Other assets	10	**4,794**	2,751	**1,157**	415
Total current assets		**18,904**	21,196	**3,514**	2,328
Non-current assets					
Receivables	8	**-**	-	**133,312**	87,661
Available-for-sale financial assets	11	**60,693**	20,385	**-**	6,832
Mine property, plant and equipment	12	**141,932**	122,922	**92**	115
Deferred tax assets	13, 18	**-**	-	**3,906**	-
Other assets	10	**3,457**	94	**1,126**	94
Total non-current assets		**206,082**	143,401	**138,436**	94,702
Total assets		**224,986**	164,597	**141,950**	97,030
Current liabilities					
Payables	15	**6,707**	7,992	**581**	1,168
Provisions	16	**-**	390	**-**	-
Derivative financial instruments	17	**-**	23,138	**-**	-
Borrowings	14	**20,000**	-	**20,000**	-
Total current liabilities		**26,707**	31,520	**20,581**	1,168
Non-current liabilities					
Provisions	16	**4,999**	5,020	**225**	117
Derivative financial instruments	17	**-**	49	**-**	-
Borrowings	14	**1,220**	-	**-**	-
Deferred tax liabilities	13, 18	**7,826**	-	**-**	-
Total non-current liabilities		**14,045**	5,069	**225**	117
Total liabilities		**40,752**	36,589	**20,806**	1,285
Net assets		**184,234**	128,008	**121,144**	95,745
Equity					
Parent entity interest					
Contributed equity	19	**111,576**	92,091	**111,576**	92,091
Reserves	20	**30,216**	(23,629)	**2,087**	3,622
Retained profits	20	**42,442**	59,546	**7,481**	32
Total equity		**184,234**	128,008	**121,144**	95,745

The above balance sheet should be read in conjunction with the accompanying notes.

Statements of Changes in Equity

	Notes	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent entity 2007 $'000	Parent entity 2006 $'000
Total equity at the beginning of the financial year		**128,008**	121,229	**95,745**	76,598
Adjustment on adoption of AASB 132 and AASB 139:					
Retained profits	20	-	(3,109)	-	-
Reserves	20	-	(24,475)	-	-
Restated total equity at the beginning of the financial year		**128,008**	93,645	**95,745**	76,598
Changes in fair value of available-for-sale financial assets, net of tax	20	**25,613**	(955)	**(2,856)**	2,856
Changes in fair value of cash flow hedges, net of tax	20	**22,320**	(2,360)	-	-
Exchange differences on translation of foreign operations	20	**4,591**	12,873	-	-
Net income recognised directly in equity		**52,524**	9,558	**(2,856)**	2,856
Profit / (loss) for the year		**(12,590)**	16,662	**11,962**	8,148
Total recognised income and expense for the year		**39,934**	26,220	**9,106**	11,004
Transactions with equity holders in their capacity as equity holders:					
Contributions of equity, net of transaction costs	19	**19,484**	17,425	**19,485**	17,425
Employee share options	20	**1,321**	655	**1,321**	655
Shares bought back on-market and cancelled, inclusive of transaction costs	19	-	(1,268)	-	(1,268)
Dividends paid	23	**(4,513)**	(8,669)	**(4,513)**	(8,669)
		16,292	8,143	**16,293**	8,143
Total equity at the end of the financial year		**184,234**	128,008	**121,144**	95,745

The above statements of changes in equity should be read in conjunction with the accompanying notes.

Cash Flow Statements

	Notes	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent entity 2007 $'000	Parent entity 2006 $'000
Cash flows from operating activities					
Receipts from customers (inclusive of goods and services tax)		**52,044**	73,308	**600**	665
Payments to suppliers and employees (inclusive of goods and services tax)		**(70,022)**	(51,579)	**(8,225)**	(4,763)
Interest received		**386**	798	**290**	663
Finance costs		**(2,296)**	(638)	**(2,088)**	(801)
Dividends received		**-**	-	**7,200**	13,550
Net cash inflow / (outflow) from operating activities	26	**(19,888)**	21,889	**(2,223)**	9,314
Cash flows from investing activities					
Payments for exploration acquisitions*		**(4,982)**	(10,152)	**-**	-
Loans to controlled entities		**-**	-	**(37,465)**	(20,508)
Payment for mine properties*		**(14,440)**	(14,983)	**-**	-
Payments for property, plant and equipment*		**(8,339)**	(5,376)	**(29)**	(93)
Payments for investments		**-**	(5,724)	**-**	(3,977)
Proceeds from the sale of available for sale financial assets		**14,133**	-	**13,337**	-
Net cash outflow from investing activities		**(13,628)**	(36,235)	**(24,157)**	(24,578)
Cash flows from financing activities					
Proceeds from borrowings, net of transaction costs		**34,220**	-	**33,000**	-
Repayment of borrowings		**(13,000)**	-	**(13,000)**	-
Proceeds from issue of shares		**10,530**	536	**10,530**	536
Payments for shares bought back		**-**	(1,259)	**-**	(1,259)
Share issue and buy-back transaction costs		**-**	(9)	**-**	(9)
Dividends paid		**(3,744)**	(7,434)	**(3,744)**	(7,434)
Net cash inflow / (outflow) from financing activities		**28,006**	(8,166)	**26,786**	(8,166)
Net increase / (decrease) in cash and cash equivalents		**(5,510)**	(22,512)	**406**	(23,430)
Cash at the beginning of the financial year		**10,391**	32,119	**1,907**	25,336
Effects of exchange rate changes on cash and cash equivalents		**267**	784	**1**	1
Cash and cash equivalents at the end of the financial year		**5,148**	10,391	**2,314**	1,907

*The comparatives have been reclassified in line with the changes in presentation in 2007.

The above cash flow statements should be read in conjunction with the accompanying notes.

The Financial Report of Kingsgate Consolidated Limited for the year ended 30 June 2007 was authorised for issue in accordance with a resolution of Directors on 27 August 2007.

Kingsgate Consolidated Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Stock Exchange using the ASX code KCN.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the Financial Report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The Financial Report includes separate financial statements for Kingsgate Consolidated Limited as an individual entity and the Group consisting of Kingsgate Consolidated Limited and its subsidiaries.

(a) Basis of preparation

This general purpose Financial Report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001*.

As at 30 June 2007 the consolidated entity had net current liabilities of $7,803,000 (2006: $10,324,000). The consolidated entity incurred a cash outflows from operating activities for the year ended 30 June 2007 of $19,888,000 (2006: an inflow of $21,889,000) and a net loss of $(12,590,000) (2006: profit of $16,662,000).

The adverse results recorded in this financial year are largely due to the mining and processing of low grade of ore from Chatree South and the delivery of gold into out-of-the-money hedges. These hedges have been fully delivered into as at 30 June 2007. From that date, the consolidated entity is selling gold and silver at the current spot prices which are currently much higher than previous hedge prices.

The consolidated entity has access to financing facilities that are disclosed in Note 14. The future cash position is actively managed by the consolidated entity and it is noted that consistent with the accounting policy of the Group, available for sale financial assets amounting to $60,693,000 at year end are classified as non-current assets as there is no current intention to sell this investment within 12 months of the balance date. The Chatree North Mining Lease applications are well advanced and the grant of the new leases will allow the mine to resume full production with a significant increase in head grade and cash flows.

The Directors are of the opinion that the above provides reasonable grounds to believe that the Company and the consolidated entity will be able to pay their debts as and when they fall due. This Financial Report has been prepared on a going concern basis.

Compliance with IFRS

Australian Accounting Standards include AIFRS. Compliance with AIFRS ensure that the consolidated financial statements and notes of Kingsgate Consolidated Limited comply with International Financial Reporting Standards (IFRS). The parent entity financial statements and notes also comply with IFRS except that it has elected to apply the relief provided to parent entities in respect of certain disclosure requirements contained in AASB 132 Financial Instruments: Presentation and Disclosure.

Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) at fair value.

Critical accounting estimates

The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 2.

(b) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Kingsgate Consolidated Limited ("Company" or "Parent Entity") as at 30 June 2007 and the results of all subsidiaries for the year then ended. Kingsgate Consolidated Limited and its subsidiaries together are referred to in this financial report as the Group or the Consolidated Entity.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer to Note 1 (h)).

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(c) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(d) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in Australian dollars, which is Kingsgate Consolidated Limited's functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

(iii) Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet
- Income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and
- All resulting exchange differences are recognised as a separate component of equity

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold or borrowings repaid, a proportionate share of such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(e) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Sales revenue represents the net proceeds receivable from the customer, profit or loss on effective gold derivatives. Gold and silver revenue is recognised when the refinery process has been finalised and the sale transaction to a third party has been completed.

(f) Income tax

The income tax expense or revenue for the period is the tax payable on the current period taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities and assets are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and liabilities are offset when the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

(g) Leases

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other long term payables. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the asset's useful life and the lease term.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(h) Acquisitions of assets

The purchase method of accounting is used to account for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

(i) Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

(j) Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(k) Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts. Receivables from gold and silver sales are due for settlement no more than 3 days from the date of recognition. Other receivables are due for settlement no more than 90 days from the date of recognition.

Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

(l) Inventories

Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realisable value. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure. Costs are assigned to individual items of inventory on the basis of weighted average costs. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(m) Investments and other financial assets

(i) Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss on initial recognition. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term or if so designated by management. The policy of management is to designate a financial asset if there exists the possibility it will be sold in the short-term and the asset is subject to frequent changes in fair value. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in receivables in the balance sheet.

(iii) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity.

(iv) Available-for-sale financial assets

Available-for-sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Available-for-sale financial assets and financial assets at fair value through profit and loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non monetary securities classified as available-for-sale are recognised in equity in the available-for-sale investments revaluation reserve. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include reference to the fair values of recent arm's length transactions, involving the same instruments or other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer's specific circumstances.

The Group assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of a security below its cost is considered in determining whether the security is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit and loss - is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

(n) Derivatives

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as hedges of highly probable forecast transactions (cash flow hedges).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

(i) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

(ii) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset or liability.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(iii) Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement.

(o) Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt instruments held. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward exchange contracts is determined using forward exchange market rates at the balance sheet date.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

(p) Property, plant and equipment

Property, plant and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Cost includes the expenditure directly associated with the purchase and construction of the asset and the estimated future costs of dismantling and restoring the site on which it is located.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Depreciation and amortisation of mine buildings, plant, machinery and equipment is provided over the assessed life of the relevant mine or asset, whichever is the shorter.

Depreciation and amortisation is determined on a units-of-production basis over the estimated recoverable reserves from the related area. In some circumstances, where conversion of resources into reserves is expected, some elements of resources may be included. For mine plant, machinery and equipment, which have an expected economic life shorter than the life of the mine, a straight line basis is adopted.

The expected useful lives are as follows:

Mine buildings - the shorter of applicable mine life and 25 years

Plant, machinery and equipment - the shorter of applicable mine life and 3-15 years depending on the nature of the asset

The estimated recoverable reserves and life of each mine and the remaining useful life of each class of asset are reassessed at least annually. Where there is a change in the reserves during the period, depreciation and amortisation rates are adjusted prospectively from the beginning of the reporting period.

Major spares purchased specifically for a particular plant are capitalised and depreciated on the same basis as the plant to which they relate.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 1(i)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement. When revalued assets are sold, it is Group policy to transfer the amounts included in other reserves in respect of those assets to retained earnings.

(q) Exploration and evaluation expenditure

Exploration and evaluation expenditure incurred by or on behalf of the Group is accumulated separately for each area of interest. Such expenditure comprises direct costs and depreciation and does not include general overheads or administrative expenditure not having a specific nexus with a particular area of interest.

Exploration expenditure for each area of interest is carried forward as an asset provided the rights to tenure of the area of interest are current and one of the following conditions is met:

The exploration and evaluation expenditures are expected to be recouped through successful development and exploitation of the area of interest, or alternatively, by its sale, and

Exploration and evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing.

Exploration expenditure is written off when it fails to meet at least one of the conditions outlined above or an area of interest is abandoned.

Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount. When facts and circumstances suggest that the carrying amount exceeds the recoverable amount the impairment loss will be measured and disclosed in accordance with AASB 136 Impairment of Assets.

When a decision is made to develop an area of interest, all carried forward exploration expenditure in relation to the area of interest is transferred to mine properties.

(r) Mine properties

Mine properties represents the accumulated exploration, evaluation, land and development expenditure incurred by or on behalf of the Group in relation to areas of interest in which mining of a mineral resource has commenced.

When further development expenditure is incurred in respect of a mine property after commencement of production, such expenditure is carried forward as part of the mine property only when substantial future economic benefits are thereby established, otherwise such expenditure is classified as part of the cost of production.

Amortisation of costs is provided on the unit-of-production method with separate calculations being made for each mineral resource. The unit-of-production basis results in an amortisation charge proportional to the depletion of the estimated recoverable reserves. In some circumstances, where conversion of resources into reserves is expected, some elements of resources may be included. Development and land expenditure still to be incurred in relation to the current reserves are included in the amortisation calculation. Where the life of the assets are shorter than the mine life their costs are amortised based on the useful life of the assets.

The estimated recoverable reserves and life of each mine and the remaining useful life of each class of asset are reassessed at least annually. Where there is a change in the reserves during a six month period, depreciation and amortisation rates are adjusted prospectively from the beginning of that reporting period.

(s) Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(t) Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(u) Borrowing costs

Loan establishment costs are capitalised and written off over the life of the loan. Other borrowing costs are expensed.

(v) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the balance date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability. The increase in provision due to the passage of time is recognised as interest expense.

(w) Restoration and rehabilitation provision

A provision for restoration and rehabilitation is recognised for the costs expected to be incurred on cessation of producing operations and are measured at the present value of expected future cash flows.

The increase in the rehabilitation provision relating to the unwinding of the discount and depreciation on the rehabilitation asset are recorded as a charge to earnings.

(x) Employee benefits

(i) Wages and salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

(ii) Long service leave and severance pay

The liability for long service leave and severance pay is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to the expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields that match, as closely as possible, the estimated future cash outflows.

(iii) Retirement benefit obligations

Contributions to defined contribution funds are recognised as an expense as they become payable.

(iv) Share-based payments

Share-based compensation benefits are provided to employees via the Kingsgate Employees and Contractors and Executive Option Plans.

Shares options granted before 7 November 2002 and/or vested before 1 January 2005
No expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

Shares options granted after 7 November 2002 and vested after 1 January 2005
The fair value of options granted under Kingsgate Employees and Contractors Option Plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.

The fair value at grant date is determined using a Black-Scholes option *pricing model* that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

The fair value of the options granted excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

Upon the exercise of options, the balance of the share-based payments reserve relating to those options is transferred to share capital.

(y) Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are included as a charge to equity.

If the entity re-acquires its own equity instrument, eg. as a result of a share buy-back, those instruments are deducted from equity and the associated shares are cancelled. No gain or loss is recognised in the profit or loss and the consideration paid including any directly attributable incremental costs (net of income tax) is recognised directly in equity.

(z) Dividends

Provision is made for the amount of any dividend declared on or before the end of the year but not distributed at balance date.

(aa) Earnings per share

(i) Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(ab) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.

Cashflows are presented on a gross basis. The GST component of the cash flows arising from investing or financing activities which are recoverable from, or payable to, the tax authority are presented as operating cash flow.

(ac) New accounting standards and UIG interpretations

Certain new accounting standards and UIG interpretations have been published that are not mandatory for 30 June 2007 reporting period. The Group's assessment of the impact of these new standards and interpretations is set out below.

AASB-I 10 Interim Financial Reporting and Impairment AASB-I 10 applies to annual reporting periods beginning on or after 1 November 2006. It prohibits impairment losses recognised in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Group will apply AASB-I 10 from 1 July 2007 but it is not expected to have any impact on the Group's financial statements.

AASB 7 Financial Instruments: Disclosures and AASB 2005-10 Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038] AASB 7 and AASB 2005-10 are applicable to annual reporting periods beginning on or after 1 January 2007.

AASB 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces AASB 130 Disclosures in the Financial Statements of Banks and Similar Financial Institutions and the disclosure requirements in IAS 32 Financial Instruments: Disclosure and Presentation. It is applicable to all reporting entities. The amendment to AASB 101 introduces disclosures about the level of an entity's capital and how it manages capital. The Group assessed the impact of AASB 7 and the amendment to AASB 101 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of AASB 101. The Group will apply the standards from annual reporting periods beginning 1 July 2007.

Revised AASB 101 Presentation of Financial Statements A revised AASB 101 was issued in October 2006 and is applicable to annual reporting periods beginning on or after 1 January 2007. The Group has not adopted the standard early. Application of the revised standard will not affect any of the amounts recognised in the financial statements, but will remove some of the disclosures currently required, including the disclosure about economic dependencies.

AASB-I 11 AASB 2 - Group and Treasury Share Transactions and AASB 2007-1 Amendments to Australian Accounting Standards arising from AASB Interpretation 11 AASB-I 11 and AASB 2007-1 are effective for annual reporting periods commencing on or after 1 March 2007. AASB-I 11 addresses whether certain types of share-based payment transactions should be accounted for as equity-settled or as cash settled transactions and specifies the accounting in a subsidiary's financial statements for share-based payment arrangements involving equity instruments of the parent. The Group will apply AASB-I 11 from 1 July 2007, but it is not expected to have any impact on the Group's financial statements.

AASB 8 Operating Segments and AASB 2007-3 Amendments to Australian Accounting Standards arising from AASB 8 AASB 8 and AASB 2007-3 are effective for annual reporting periods commencing on or after 1 January 2009. AASB 8 will result in a significant change in the approach to segment reporting, as it requires adoption of a "management approach" to reporting on the financial performance. The information being reported will be based on what the key decision-makers use internally for evaluating segment performance and deciding how to allocate resources to operating segments. The Group has not yet decided when to adopt AASB 8. Application of AASB 8 may result in different segments, segment results and different type of information being reported in the segment note of the financial report. However, it will not affect any of the amounts recognised in the financial statements.

AASB 2007-4 Amendments to Australian Accounting Standards arising from ED151 and Other Amendments AASB 2007-4 is applicable to annual reporting periods beginning on or after 1 July 2007. The amendments introduce a number of options that existed under IFRS but had not been included in the original Australian equivalents to IFRS and remove many of the additional Australian disclosure requirements. In particular, Australian entities are now permitted to use the proportionate consolidation method for interests in joint venture entities and the indirect method for presenting cash flow statements, to recognise government grants of non-monetary assets at nominal amounts and to present assets and expenses net of related government grants.

Furthermore, some intermediate parent entities may no longer have to prepare consolidated financial reports. The Group will adopt the amendments arising from 2007-4 for the financial year ending 30 June 2008. However, it does not intend to apply any of the new options now available. As a consequence, application of the revised standards will not affect any of the amounts recognised in the financial statements, but it may remove some of the disclosures that are currently required.

(ad) Rounding of amounts

The Company is of a kind referred to in Class order 98/100, issued by the Australian Securities and Investments Commission, relating to the 'rounding off' of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, the nearest dollar.

2. CRITICAL ACCOUNTING ESTIMATES, ASSUMPTIONS AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are disclosed below:

(i) Exploration and evaluation assets

Exploration and evaluation expenditure for each area of interest is carried forward as an asset provided certain conditions are met (Note 1(q)). Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount. These calculations and reviews require the use of assumptions and judgement. The related carrying amounts are disclosed in Note 12.

(ii) Derivative financial instruments

The Group uses an external consultant to estimate the fair value of its commodity contracts based on well established option pricing models and market conditions existing at the balance sheet date. These calculations require the use of estimates and assumptions. Changes in assumptions concerning interest rates, gold prices and volatilities could have a significant impact on the fair valuation attributed to these contracts. When these assumptions change or become known in the future, such differences will impact asset carrying values and the hedging reserve in the period in which they change or become known. The related carrying amounts are disclosed in Notes 17 and 30.

(iii) Restoration and rehabilitation provision

Significant judgement is required in determining the restoration and rehabilitation provision as there are many transactions and factors that will affect the ultimate liability payable to rehabilitate the mine site. Factors that will affect this liability includes future development, changes in technology, commodity price changes and changes in interest rates. The related carrying amounts are disclosed in Note 16.

(iv) Units of production method of depreciation

The Group applies the units production method for depreciation of its mine properties, mine buildings, plant and equipment (Notes 1(p) and 1(r)). These calculations require the use of estimates and assumptions and significant judgement is required in assessing the estimated recoverable reserves used in the determination of the depreciation and amortisation charges. Significant judgement is required in assessing the available reserves and the production capacity of the plant to be depreciated under this method. Factors that must be considered in determining estimated recoverable reserves (which includes both reserves and resources) and production capacity are the history of converting resources to reserves and the relevant time frames, anticipated mining method and costs, the complexity of metallurgy, markets and future developments. The current calculations include estimated recoverable reserves which are located in the Chatree North Mining Lease area on the basis that the Group believes that it is probable the leases will be granted in the future. When these factors change or become known in the future, such difference will impact profit and carrying values of assets. The related carrying amounts are disclosed in Note 12.

(v) Share-based payments

The Group measures share-based payments at fair value at the grant date using the Black-Scholes formula taking into account the terms and conditions upon which the instrument were granted, as discussed in Note 25.

3. REVENUE

	Consolidated		Parent entity	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Revenue from continuing operations				
Sales revenue				
Gold sales	47,263	67,224	-	-
Silver sales	4,781	5,558	-	-
Services	-	-	600	600
Other revenue				
Interest	386	798	290	759
Dividends	-	-	7,200	13,550
Other revenue	170	563	-	65
Revenue from continuing operations	52,600	74,143	8,090	14,974

4. OTHER INCOME

	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent entity 2007 $'000	Parent entity 2006 $'000
Net gain on sale of available-for-sale assets	9,857	-	9,381	-

5. EXPENSES

	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent entity 2007 $'000	Parent entity 2006 $'000
Cost of sales	60,278	43,941	-	-
Foreign exchange (gains) / losses	(271)	205	-	-
Finance costs				
Interest and finance charges paid / payable	2,296	541	2,088	585
Rehabilitation provision discount adjustment	98	97	-	-
Amortisation of deferred borrowing costs	248	216	378	216
Finance costs expensed	2,642	854	2,466	801
Write down of raw materials and stores	391	-	-	-
Rental expense relating to operating leases	2,117	2,112	179	154
Depreciation and amortisation*				
Mine properties	6,656	4,953	-	-
Mine buildings, plant and equipment	1,623	2,716	-	-
Non-mining property, plant and equipment	653	321	52	50
Depreciation capitalised	(486)	(185)	-	-
Total depreciation and amortisation	8,446	7,805	52	50

* From 1 January 2007 depreciation calculated based on the units of production method was revised for the conversion of resources to estimated recoverable reserves. The impact for the current year is a decrease in depreciation expense by $577,000 and in future years $22 per oz. The change in accounting estimate was adopted to ensure that the depreciation charges reflected management's best estimate of the useful life of assets.

6. INCOME TAX

	Consolidated		Parent entity	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
(a) Income tax expense				
Current tax	17	-	-	-
Deferred tax	1,471	-	762	-
Adjustment for current tax of prior periods	(4,603)	-	(4,804)	-
Income tax benefit	(3,115)	-	(4,042)	-
Deferred income tax (revenue) expense included in income tax expenses comprises:				
Decrease (increase) in deferred tax assets	799	-	728	-
Increase (decrease) in deferred tax assets	672	-	34	-
	1,471	-	762	-
(b) Numerical reconciliation of income tax expense to prima facie tax payable				
Profit / (Loss) from continuing operations before income tax	(15,705)	16,662	7,915	8,148
Tax at Australian tax rate of 30%	(4,712)	4,999	2,374	2,444
Tax effect of amounts which are not deductible in calculating taxable income:				
Notional management fees	354	-	354	-
Non taxable dividends	(2,553)	-	(2,159)	(4,065)
Share based remuneration	193	-	193	-
	(2,006)	-	(1,612)	(1,621)
Tax exempt profits - Thailand	8,206	(5,342)	-	-
Adjustments for current tax of prior periods	-	-	-	-
Prior year tax losses recognised in the financial year previously not recognised	(4,603)	-	(4,804)	-
Current year tax loss not brought to account	-	343	-	1,621
Income tax benefit	(3,115)	-	(4,042)	-
Amounts recognised directly in equity				
Aggregate current and deferred tax arising in the reporting period and not recognised in net profit or loss but directly into equity	10,567	-	-	-

Akara Mining Limited, a controlled entity, has received approval from the Royal Thai Board of Investment (BOI) of the Office of the Prime Minister for promotion of the Chatree Gold Mine.

Subject to meeting BOI conditions and based on a production of 178,416 ounces of gold and 583,733 ounces of silver per year, Akara Mining Limited's Chatree Gold Mine is entitled to:

a) An 8 year full corporate tax holiday commencing at first gold pour on metal sales

b) A further 5 year half tax holiday following (a) above (at a 15% tax rate)

c) Other benefits

The start of the promotion period was 27 November 2001.

Tax losses

Potential future income tax benefits of $5,100,000 attributable to Thai tax losses carried forward by the Company and future benefits attributable to exploration expenditure and other timing differences allowable for deduction have not been brought to account in the consolidated accounts at 30 June 2007 because the Directors do not believe it is appropriate to regard realisation of the future income tax benefits as probable. These benefits will only be obtained if:

a) The Akara derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised

b) The Akara continues to comply with the conditions for deductibility imposed by tax legislation

c) No changes in tax legislation adversely affect the Akara in realising the benefit from the deductions for the losses

Tax consolidation legislation

Kingsgate Consolidated Limited and its wholly-owned Australian subsidiary have implemented the tax consolidation legislation as of 1 July 2003. The accounting policy in relation to this legislation is set out in Note 1(f).

On adoption of the tax consolidation legislation, the entities in the tax consolidated group entered into a tax sharing agreement which, in the opinion of the Directors, limits the joint and several liability of the wholly-owned entities in the case of default by the head entity, Kingsgate Consolidated Limited.

The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate Kingsgate Consolidated Limited for any current tax payable assumed and are compensated the Kingsgate Consolidated Limited for any current tax receivable and deferred assets relating to the unused tax losses or unused tax credits that are transferred to Kingsgate Consolidated Limited under the tax legislation. The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities' financial statements.

The amount receivable/payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments. The funding amounts are recognised as current intercompany receivables or payables (see Note 8).

7. CASH AND CASH EQUIVALENTS

	Consolidated		Parent entity	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Cash at bank and in hand	**2,124**	1,362	**1,351**	139
Deposits at call	**3,024**	9,029	**963**	1,768
	5,148	10,391	**2,314**	1,907

Cash at bank and in hand

These are non-interest bearing.

Deposits at call

The deposits at call are bearing floating interest rates between 0.15% - 5.95% (2006 - 1% - 5.6%) and they may be accessed daily.

8. RECEIVABLES

	Consolidated		Parent entity	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Current				
Trade receivable	**1,078**	-	-	-
Other debtors	**2,747**	1,398	**43**	6
	3,825	1,398	**43**	6
Non-current				
Loans to controlled entities (Note 22)	-	-	133,312	87,661

The loans are interest free and repayable on demand. The loans are classified as non current as the parent entity is unlikely to demand repayment in the next 12 months from these entities.

Investments in subsidiaries are accounted for at cost. Such investments include both investments in shares issued by the subsidiary and the other parent entity interests that in substance form part of the parent entity's investment in the subsidiary. These include investments in the form of interest free loans (refer above) which have no fixed repayment terms and which have been provided to the subsidiaries as an additional source of long term capital. Trade amounts receivables in the normal course of business and other amounts advanced on commercial terms and conditions are included in receivables.

9. INVENTORIES

	Consolidated		Parent entity	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Raw materials and stores - at cost	**3,879**	4,281	-	-
Provision for obsolescence	**(723)**	(637)	-	-
Work in progress - at net realisable value	**1,981**	3,012	-	-
	5,137	6,656	-	-

10. OTHER ASSETS

	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent entity 2007 $'000	Parent entity 2006 $'000
Current				
Deposit for land	**1,229**	-	-	-
Other deposits	**1,269**	1,820	**46**	46
Loan establishment fees	**742**	-	**741**	-
Prepayments	**940**	931	**365**	369
Deferred stripping costs	**614**	-	-	-
	4,794	2,751	**1,152**	415
Non-current				
Deferred borrowing costs	**663**	630	**1,276**	630
Accumulated amortisation	-	(536)	**(150)**	(536)
Restricted cash deposits	**2,794**	-	-	-
	3,457	94	**1,126**	94

Restricted cash is deposits with financial institutions which have been used as collateral for letters of credit facilities and guarantees issued by the financial institutions.

11. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent entity 2007 $'000	Parent entity 2006 $'000
Equity securities				
At the beginning of the financial year	**20,385**	-	**6,832**	-
Additions	**8,406**	21,340	-	3,977
Disposals	**(14,134)**	-	**(13,357)**	-
Revaluation	**46,036**	(955)	**6,525**	2,855
At the end of the financial year	**60,693**	20,385	-	6,832

At 30 June 2007, the available-for-sale financial asset consists of the investment in the ordinary shares of Andean Resources Limited (ASX: AND). (At 30 June 2006, the available-for-sale financial assets were Andean and Goldstar Resources NL (ASX: GDR)). The fair values of the shares are based on the closing share price at the financial year end.

12. MINE PROPERTY, PLANT AND EQUIPMENT

Consolidated	Exploration and evaluation	Mine properties	Mine buildings, plant and equipment	Non-mining plant and equipment	Total
	$'000	$'000	$'000	$'000	$'000
At 1 July 2005					
Cost	13,232	62,661	45,447	1,536	**122,876**
Accumulated depreciation and amortisation	-	(16,804)	(17,588)	(407)	**(34,799)**
Net book amount	13,232	45,857	27,859	1,129	**88,077**
Year ended 30 June 2006					
Opening net book amount	13,232	45,857	27,859	1,129	**88,077**
Additions	10,152	14,841	5,376	327	**30,696**
Disposals	-	-	(7)	(2)	**(9)**
Depreciation and amortisation expense	-	(4,953)	(2,716)	(321)	**(7,990)**
Foreign currency exchange differences	2,194	6,258	3,582	114	**12,148**
Closing net book amount	25,578	62,003	34,094	1,247	**122,922**
At 30 June 2006					
Cost	25,578	86,141	56,724	2,032	**170,455**
Accumulated depreciation and amortisation	-	(24,138)	(22,630)	(785)	**(47,533)**
Net book amount	25,578	62,003	34,094	1,247	**122,922**

	Exploration and evaluation	Mine properties	Mine buildings, plant and equipment	Non-mining plant and equipment	Total
	$'000	$'000	$'000	$'000	$'000
Year ended 30 June 2007					
Opening net book amount	25,578	62,003	34,094	1,247	**122,922**
Additions	2,468	14,440	7,461	878	**25,247**
Reclassified	-	3,239	(3,231)	(8)	**-**
Disposals	(1,416)	-	(4)	(132)	**(1,552)**
Depreciation and amortisation expense	-	(6,656)	(1,623)	(653)	**(8,932)**
Foreign currency exchange differences	670	2,339	1,209	29	**4,247**
Closing net book amount	27,300	75,365	37,906	1,361	**141,932**
At 30 June 2007					
Cost	27,300	106,458	63,580	2,813	**200,151**
Accumulated depreciation and amortisation	-	(31,093)	(25,674)	(1,452)	**(58,219)**
Net book amount	27,300	75,365	37,906	1,361	**141,932**

*Exploration includes land held for exploration purposes. Mine Properties includes land for both Chatree North and South. The comparatives included land interests for exploration and Mine Properties and these have been reclassified.

12. MINE PROPERTY, PLANT AND EQUIPMENT cont.

Parent entity	Non-mining plant and equipment $'000	Total $'000
At 1 July 2005		
Cost	**145**	145
Accumulated depreciation	**(69)**	(69)
Net book amount	**76**	76
Year ended 30 June 2006		
Opening net book amount	**76**	76
Additions	**93**	93
Disposals	**(4)**	(4)
Depreciation expense	**(50)**	(50)
Closing net book amount	**115**	115
At 30 June 2006		
Cost	**233**	233
Accumulated depreciation	**(118)**	(118)
Net book amount	**115**	115

	Non-mining plant and equipment $'000	Total $'000
Year ended 30 June 2007		
Opening net book amount	**115**	115
Additions	**29**	29
Disposals	**-**	-
Depreciation expense	**(52)**	(52)
Closing net book amount	**92**	92
At 30 June 2007		
Cost	**262**	262
Accumulated depreciation	**(170)**	(170)
Net book amount	**92**	92

Certain values in 2005 and 2006 have been restated to be conform with the layout for 2007.

13. DEFERRED TAX ASSETS

	Consolidated		Parent entity	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
The balance comprises temporary differences attributable to:				
Tax losses	3,752	-	3,752	-
Employee benefits	67	-	67	-
Accruals	116	-	116	-
Unrealised exchange losses	72	-	-	-
Total deferred tax assets	4,007	-	3,935	-
Deferred tax assets to be recovered within 12 months	116	-	116	-
Deferred tax assets to be recovered after more than 12 months	3,891	-	3,819	-
	4,007		3,935	

	Tax losses $'000	Employee benefits $'000	Accruals $'000	Unrealised exchange losses $'000	Total $'000
Movements – Consolidated					
At 30 June 2006	-	-	-	-	-
Charged (credited) to the income statement	3,752	67	116	72	4,007
At 30 June 2007	3,752	67	116	72	4,007
Movements – Parent					
At 30 June 2006	-	-	-	-	-
Charged (credited) to the income statement	3,752	67	116	-	3,935
Charged directly to equity	-	-	-	-	-
At 30 June 2007	3,752	67	116	-	3,935

14. BORROWINGS

As at 30 June 2007, the credit facilities were drawn to A$20,000,000.

	Consolidated		Parent entity	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Current liabilities – borrowings				
Secured				
Revolving credit facility	20,000	-	20,000	-
Non-current liabilities – borrowings				
Secured				
Preference shares in controlled entitiy	1,220	-	-	-
Total secured liabilities				
The total secured liabilities (current and non-current) are as follows:				
Revolving credit facility	20,000	-	20,000	-
Preference shares in controlled entitiy	1,220	-	-	-
Total secured liabilities	21,220	-	20,000	-

Revolving credit facilities

As at 30 June 2007, the Company had US$8,000,000 in revolving credit facilities with two banks. The facilities expire on 10 December 2007. The facilities are secured by a first ranking charge over the Group's Australian assets and a share mortgage of Akara Mining Limited shares.

The Company has a further US$10,000,000 revolving credit facility with second ranking security. The credit facility is repayable on 9 December 2007 or in the event the Chatree North Mining Leases are granted prior to that date, 12 months from the date of the grant of the leases.

Interest on all facilities is charged at commercial rates based on LIBOR on drawn balances and contain facility fees payable based on a percentage of the facility limit. The average interest rate for the year on the facility is 8.8%.

Subsequent to year end, the Company restructured its credit facilities with a single bank and increased the overall limit to US$28 million (see Note 27).

Preference shares

The Preference shares were issued by the Group's Thai subsidiary. They are classified as borrowings as the consolidated entity has put options to acquire the preference shares and are net of establishment fees. The establishment fees are amortised over a 3 year period.

	Consolidated		Parent entity	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Non-current liabilities - borrowings				
Financing arrangements				
Unrestricted access was available at balance date to the following lines of credit:				
Credit standby arrangements				
Total facilities				
Revolving credit facility	21,209	21,915	21,209	21,915
	21,209	21,915	21,209	21,915
Unused at balance date				
Revolving credit facility	1,209	21,915	1,209	21,915
	1,209	21,915	1,209	21,915

15. PAYABLES

	Consolidated		Parent entity	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Current				
Trade creditors	6,707	7,992	581	1,168

16. PROVISIONS

	$'000	$'000	$'000	$'000
Current				
Customs provision	-	390	-	-
	-	390	-	-
Non-current				
Restoration and rehabilitation (Note 1(w))	3,509	3,292	-	-
Employee benefits (Note 1(x) and 22)	342	889	225	117
Employee benefits severance	1,148	839	-	-
	4,999	5,020	225	117
Movements in provision				
Movements in each class of provision during the financial year other than employee benefits, are set out below:				
Restoration and rehabilitation				
At the beginning of the financial year	3,292	2,842	-	-
Provision discount adjustment	98	97	-	-
Foreign currency exchange differences	119	353	-	-
At the end of the financial year	3,509	3,292	-	-

17. DERIVATIVE FINANCIAL INSTRUMENTS

	$'000	$'000	$'000	$'000
Current				
Commodity contracts	-	23,138	-	-
Non-current				
Commodity contracts	-	49	-	-

Transition to AASB132 and AASB139

The Group has taken the exemption under AASB 1 to apply AASB 132 Financial Instruments: Presentation and AASB 139 Financial Instruments: Recognition and Measurement from 1 July 2005. At the date of transition to these standards of 1 July 2005 commodity contracts were recognised at fair value which resulted in an increase in liabilities of $27,584,000. $24,475,00 was recorded in the hedging reserve, representing the effective portion of the commodity contracts that are designated and qualify as cash flow hedges, $3,109,000 was recorded in retained earnings for the ineffective portion of these commodity contracts.

Instruments used by the Group

The Group was party to derivative financial instruments in the normal course of business in order to hedge exposure to fluctuations in commodity price fluctuations. This was in accordance with the Group's financial risk management policies. All commitments were extinguished as at 30 June 2007. Details of put options commodity contracts and risk management policies are available in Note 30.

18. DEFERRED TAX LIABILITIES

	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent entity 2007 $'000	Parent entity 2006 $'000
The balance comprises temporary differences attributable to:				
Loan establishment fee	**(29)**	-	**(29)**	-
Unrealised exchange gains	**(1,237)**	-	**-**	-
Unrealised profit on available-for-sale assets	**(10,567)**	-	**-**	-
Total deferred tax liabilities	**(11,833)**	-	**(29)**	-
Deferred tax liabilities to be recovered within 12 months	-	-	-	-
Deferred tax liabilities to recovered after 12 months	**(11,833)**	-	**(29)**	-
	(11,833)	-	**(29)**	-

	Loan Establishment fee $'000	Unrealised Exchange Gains $'000	Unrealised profit on available-for -sale assets $'000	Total $'000
Movements – Consolidated				
At 30 June 2006	-	-	-	-
Charged (credited) to the income statement	**(29)**	(1,237)	**-**	(1,266)
Charged directly to equity	**-**	-	**(10,567)**	(10,567)
At 30 June 2007	**(29)**	(1,237)	**(10,567)**	(11,833)
Movements – Parent				
At 30 June 2006				
Charged (credited) to the income statement	**(29)**	-	**-**	(29)
Charged directly to equity	-	-	**-**	-
At 30 June 2007	**(29)**	-	-	(29)

19. CONTRIBUTED EQUITY

	Parent entity		Parent entity	
	2007 Shares	2006 Shares	2007 $'000	2006 $'000
a) Share capital				
Ordinary shares fully paid	**92,680,392**	88,591,541	**111,576**	92,091

b) Movements in ordinary share capital:

Date	Details	Notes	Number of Shares	$'000
1 July 2006	Opening balance		**85,948,771**	75,934
27 September 2005	Dividend reinvestment plan	(d)	**139,912**	437
11 January 2006	Exercise of options – Employee	(e)	**90,000**	
	Proceeds received			379
	Transfer from share-based payment reserve		**40,000**	19
28 April 2006	Exercise of options – Employee	(e)		
	Proceeds received			157
	Transfer from share-based payment reserve			19
28 April 2006	Dividend reinvestment plan	(f)	**129,998**	798
July 2005 to December 2005	Shares bought back on-market and cancelled	(g)	**(376,167)**	(1,268)
20 March to 30 June 2006	Andean Takeover Offer	(h)	**2,619,027**	15,616
30 June 2006	Closing balance		**88,591,541**	92,091
20 March to 30 June 2006	Andean Takeover Offer	(i)	**1,667,951**	8,186
3 October 2006	Dividend reinvestment plan	(j)	**170,900**	769
20 June 2007	Share placement to Thai interests	(k)	**2,250,000**	10,530
30 June 2007	Closing balance		**92,680,392**	111,576

(c) Ordinary shares

Ordinary shares have no par value and entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of shares held. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote. Details of share options are disclosed in Note 25.

(d) Dividend Reinvestment Plan

139,912 fully paid ordinary shares were issued as part of the interim dividend under the Company's Dividend Reinvestment Plan at $3.12 each.

(e) Employees and Contractors Option Plan

Information relating to the Kingsgate Employees and Contractors Option Plan, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the financial year is set out in Note 25.

(f) Dividend Reinvestment Plan

129,998 fully paid ordinary shares were issued as part of the interim dividend under the Company's Dividend Reinvestment Plan at $6.14 each.

(g) Share Buy-Back

During the financial year ended 30 June 2006 the Company purchased and cancelled 376,167 ordinary shares representing 0.4 % of ordinary share capital. The shares were acquired at an average price of $3.35 per share, with prices ranging from $2.79 to $4.07. Share buy-back transaction costs amounted to $8,829. The on-market buy-back remains in effect at the date of this report.

(h) Andean Resources Limited Takeover Offer

Kingsgate offered Andean shareholders 1 Kingsgate ordinary share for every 15 Andean shares held.

This resulted in Kingsgate issuing 2,619,027 shares at an average of $5.96 per share.

(i) Andean Resources Limited Takeover Offer

Kingsgate offered Andean shareholders 1 Kingsgate ordinary share for every 15 Andean shares held.

This resulted in Kingsgate issuing 1,667,951 shares at an average of $4.90 per share.

(j) Dividend Reinvestment Plan

170,900 fully paid ordinary shares were issued as part of the interim dividend under the Company's Dividend Reinvestment Plan at $4.50 each.

(k) Share placement to Thai interests

2,250,000 fully paid ordinary shares were issued during the year at $4.68 per share.

20. RESERVES AND RETAINED PROFITS

	Consolidated 2007 $000	Consolidated 2006 $000	Parent entity 2007 $000	Parent entity 2006 $000
(a) Reserves				
Foreign currency translation reserve	6,960	2,369	-	-
General reserve	1,026	1,026	-	-
Available-for-sale investment revaluation reserve	24,658	(955)	-	2,856
Hedging reserve	(4,515)	(26,835)	-	-
Share-based payment reserve	2,087	766	2,087	766
	30,216	(23,629)	2,087	3,622
Movements:				
Foreign currency translation reserve				
At the beginning of the financial year	2,369	(10,504)	-	-
Net exchange differences on translation of foreign controlled entities	4,591	12,873	-	-
At the end of the financial year	6,960	2,369	-	-
General reserve				
At the beginning of the financial year	1,026	1,026	-	-
At the end of the financial year	1,026	1,026	-	-
Available-for-sale investment revaluation reserve				
At the beginning of the financial year	(955)	-	2,856	-
Transfer to net profit - gross	(9,857)	-	(9,381)	-
Revaluation	46,037	(955)	6,525	2,856
Deferred tax (Note 18)	(10,567)	-	-	-
At the end of the financial year	24,658	(955)	-	2,856
Hedging reserve				
At the beginning of the financial year	(26,835)	-	-	-
Adjustment on adoption of AASB 132 and AASB 139 (Note 17)	-	(24,475)	-	-
Revaluation	-	(9,416)	-	-
Transferred to the income statement	22,320	7,056	-	-
At the end of the financial year	(4,515)	(26,835)	-	-
Share-based payment reserve				
At the beginning of the financial year	766	111	766	111
Option expense	1,321	694	1,321	694
Transfer to share capital (Options exercised)	-	(39)	-	(39)
At the end of the financial year	2,087	766	2,087	766

Foreign currency translation reserve

Exchange differences arising on translation of the foreign controlled entities are taken to the foreign currency translation reserve, as described in Note 1(d).

General reserve

Pursuant to the laws of Thailand, Akara Mining Limited appropriated to a reserve fund at each distribution of dividends, an amount equal to one-twentieth of the profit after tax payment until the reserve fund reached one-tenth of its registered capital. The reserve fund is now equal to one-tenth of the registered share capital of Akara Mining Limited.

Available-for-sale investment revaluation reserve

Changes in the fair value of investments classified as available-for-sale financial assets are taken to the available-for-sale investment revaluation reserve, as described in Note 1(m).

Hedging reserve

The hedging reserve is used to record unrealised gains and losses on effective hedging instruments, as described in Note 1(n). All hedge commitments were extinguish as at 30 June 2007. Losses in respect of effective hedges which were terminated prior to their maturity and the original transaction is still expected to occur have been deferred until such time as the transaction occurs. The deferred losses will be realised over the next 2 financial years and they will have no cash impact.

Share-based payments reserve

The share-based payments reserve is used to recognise the fair value of options issued but not exercised as described in Note 1(x).

(b) Retained profits

	Consolidated		Parent entity	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Movements in retained profits were as follows:				
Retained profits at the beginning of the financial year	**59,546**	54,662	**32**	553
Adjustment on adoption of AASB 132 and AASB 139 (Note 17)	-	(3,109)	-	-
Net profit attributable to members of Kingsgate Consolidated Limited	**(12,590)**	16,662	**11,962**	8,148
Dividends provided for or paid (Note 23)	**(4,513)**	(8,669)	**(4,513)**	(8,669)
Retained profits at the end of the financial year	**42,442**	59,546	**7,481**	32

21. COMMITMENTS FOR EXPENDITURE

Capital commitments

Commitments for the plant, equipment and mine properties contracted for at the reporting date but not recognised as liabilities, payable:

	Consolidated		Parent entity	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Within 1 year	**13,126**	460	**294**	-
Land commitments				
Commitments for the acquisition of plant and equipment contracted for at the reporting date but not recognised as liabilities, payable:				
Within 1 year	**2,584**	-	-	-
Exploration				
In order to maintain current rights of tenure to exploration tenements, the consolidated entity has the following discretionary exploration expenditure requirements up until expiry of the leases. These obligations, which are subject to renegotiation upon expiry of the leases, are not provided for in the financial statements and are payable:				
Not later than 1 year	**755**	-	-	-
Later than 1 year but not later than 5 years	**7,997**	-	-	-
	8,752	-	-	-

Operating leases

Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:

	Consolidated		Parent entity	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Within 1 year	372	1,566	261	163
Later than 1 year but not later than 5 years	376	7,600	108	191
Later than 5 years	5	4	-	-
	753	9,170	369	354
Remuneration commitments				
Within 1 year	450	1,222	450	500
Later than 1 year but not later than 5 years	-	375	-	375
	450	1,597	450	875

22. INVESTMENTS IN CONTROLLED ENTITIES

The consolidated financial statements incorporate the assets, liabilities and results of the ultimate parent entity, Kingsgate Consolidated Limited, and the following subsidiaries in accordance with the accounting policy described in Note 1(b).

Name of entity	Country of incorporation	Class of shares	Equity holding		Parent entity cost	
			2007 %	2006 %	2007 $	2006 $
Issara Mining Limited	Thailand	Ordinary	100	100	-	-
Richaphum Limited	Thailand	Ordinary	100	100	-	-
Naka Udsahakum Limited	Thailand	Ordinary	100	100	-	-
Akara Mining Limited	Thailand	Ordinary	100	100	-	-
Suan Sak Patana Limited	Thailand	Ordinary	100	-	-	-
Kingsgate Capital Pty Limited	Australia	Ordinary	100	100	1	1
Kingsgate South America Pty Ltd	Australia	Ordinary	100	100	1	1
Minera Kingsgate Limitada	Chile	Ordinary	100	100	2	2
Kingsgate Peru SRL	Peru	Ordinary	100	100	274	274
Minera Kingsgate Argentina S.A.	Argentina	Ordinary	100	-	200	-

Minera Kingsgate Limitada, Kingsgate Peru SRL and Minera Kingsgate Argentina S.A. depend on funding from the Group to sustain exploration activities.

Suan Sak Patana Limited (Suan Sak) was acquired by Akara Mining Limited on 23 May 2007. The business of Suan Sak was to acquire prospective land for exploration purposes and to rent such land to Group subsidiaries. In previous accounting periods, consistent with accounting policy 1(q) exploration included funds for land purchases advanced to Suan Sak. Advances were capitalised in the Group as exploration expenditure. As a result of this accounting policy the impact on consolidating Suan Sak has had no material impact.

23. DIVIDENDS

	Consolidated		Parent entity	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Final 2006 unfranked dividend of 5 cents per share (2005 - 5 cents paid) paid on 3 October 2006	**4,513**	4,286	**4,513**	4,286
No interim dividend was declared for 2007 (2006 - 5 cents paid)	**-**	4,383	**-**	4,383
	4,513	8,669	**4,513**	8,669
Paid in cash	**3,744**	7,434	**3,744**	7,434
Satisfied by issue of shares	**769**	1,235	**769**	1,235
	4,513	8,669	**4,513**	8,669

The Groups franking credit balance at 30 June 2007 is Nil (2006: Nil)

24. RELATED PARTIES

Transactions with related parties

Information on remuneration of Directors is disclosed in Note 31. A Director of a controlled entity, S Udompornwirat, was a Director and shareholder of Suan Sak Patana Limited (Suan Sak) until 23 May 2007 when the Group acquired Suan Sak. Transactions with this prior to the company acquisition of the company comprise:

	Consolidated		Parent entity	
	2007 $	2006 $	2007 $	2006 $
Loans advanced - Non-current	**45,176,665**	43,492,673	**-**	-
Interest received	**1,595,703**	1,511,290	**-**	-
Rentals paid	**1,935,151**	1,957,870	**-**	-

Interest is charged on the loans advanced at the rate of 4% per annum (2006 - 4%). Rentals relate to land used by the Group for gold mining and exploration.

All transactions with Director-related entities were based on normal commercial terms and conditions.

Wholly-owned Group

The wholly-owned Group consists of Kingsgate Consolidated Limited and its wholly-owned controlled entities. A list of the controlled entities and the ownership interest is set out in Note 22.

Transactions between Kingsgate Consolidated Limited and controlled entities during the years ended 30 June 2007 and 30 June 2006 consisted of loans advanced by and assignment of liabilities to Kingsgate Consolidated Limited. The loans do not bear interest. Management fees of $600,000 (2006 - $600,000) were received from Akara Mining Limited during the year.

Aggregate amounts receivable from controlled entities at balance date were as follows.

	Consolidated		Parent entity	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Non-current receivables				
Wholly-owned subsidiaries (Note 8)	**-**	-	**133,176**	87,661

During the year the parent entity advanced $45,515,000 (2006 - $31,477,977) to controlled entities.

Controlling entities

The ultimate parent entity in the wholly-owned group is Kingsgate Consolidated Limited.

25. EMPLOYEE BENEFITS AND SHARE BASED PAYMENTS

	Consolidated		Parent entity	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Employee benefit and related on-costs liabilities				
Provision for employee benefits - current	342	889	-	-
- non-current	1,148	-	225	117

Provision has been made for annual leave and Thai severance pay.

	Consolidated		Parent entity	
	2007	2006	2007	2006
Employee numbers				
Average number of employees during the financial year	386	294	7	8

Superannuation

The Group makes contributions on behalf of employees to externally managed defined contribution superannuation funds. Contributions are based on percentages of employees' wages and salaries.

Kingsgate Employees and Contractors Option Plan

On 28 November 2001, shareholders at the annual general meeting approved the special resolution to establish the Kingsgate Employees and Contractors Option Plan 2001. Under this plan 2,500,000 options may be issued to employees and contractors of the Group (excluding Directors of the Company). This plan has similar option terms as the option plan established in 1998 which authorised the Directors to issue up to 500,000 options to employees and contractors of the Group (excluding Directors of the Company).

The terms of the options issued pursuant to the plan are as follows:

a) the exercise period for the options is 3 years from the date the options are granted

b) each option will entitle the holder to subscribe for one ordinary share of the Company and the exercise price for each option will be 10% above the average closing sale price of the Company's ordinary fully paid shares on the Australian Stock Exchange over the 5 trading days preceding the day on which options are issued (but in any event not less than 20 cents)

c) options are granted under the plan to eligible employees and contractors for no consideration

d) options granted under the plan carry no dividend or voting rights

e) set out below are summaries of options granted under the plans

Full details of the Employee Option Plan are disclosed in the Share Option Plan rules which were approved by shareholders in November 2001, a copy of which can be obtained from the Company. No options have been issued from this plan for the year ended 30 June 2007 (2006 Nil).

Consolidated and parent entity - 2007

Grant date	Expiry date	Exercise price	Balance start of year	Granted during year	Exercised during year	Expired during year	Balance end of year	Exercisable end of year
29 Jan 2004	29 Jan 2007	$3.93	60,000	-	-	60,000	-	-
Total			**60,000**	**-**	**-**	**60,000**	**-**	**-**
Weighted average exercise price			3.93	-	-	3.93	-	-

Consolidated and parent entity - 2006

Grant date	Expiry date	Exercise price	Balance start of year	Granted during year	Exercised during year	Expired during year	Balance end of year	Exercisable end of year
11 July 2002	11 July 2005	$2.66	17,000	-	-	17,000	-	-
5 Feb 2003	5 Feb 2006	$4.44	50,000	-	50,000	-	-	-
3 Nov 2003	28 Aug 2006	$4.16	40,000	-	-	40,000	-	-
29 Jan 2004	29 Jan 2007	$3.93	180,000	-	80,000	40,000	60,000	60,000
Total			**287,000**	**-**	**130,000**	**97,000**	**60,000**	**60,000**
Weighted average exercise price			3.98	-	4.13	3.80	3.93	3.93

Kingsgate Executive Option Plan

The terms of the options issued pursuant to the plan are as follows:

a) each option will entitle the holder to subscribe for one ordinary share of the Company

b) options are granted under the plan for no consideration

c) options granted under the plan carry no dividend or voting rights

d) set out below are summaries of options granted under the plans

Consolidated and parent entity - 2007

Grant date	Expiry date	Exercise price	Balance start of year	Granted during year	Exercised during year	Balance end of year	Exercisable end of year
31 Mar 2005	1 Apr 2010	$2.69	60,000	-	-	60,000	60,000
7 July 2005	1 July 2010	$4.00	500,000	-	-	500,000	180,000
7 July 2005	1 July 2010	$5.00	500,000	-	-	500,000	180,000
7 July 2005	1 July 2010	$6.00	500,000	-	-	500,000	180,000
7 July 2005	1 July 2010	$7.00	1,000,000	-	-	1,000,000	360,000
26 Oct 2005	26 Oct 2010	$3.00	50,000	-	-	50,000	50,000
26 Oct 2005	26 Oct 2010	$4.00	30,000	-	-	30,000	15,000
26 Oct 2005	26 Oct 2010	$5.00	80,000	-	-	80,000	40,000
26 Oct 2005	26 Oct 2010	$6.00	80,000	-	-	80,000	40,000
26 Oct 2005	1 Aug 2010	$3.25	25,000	-	-	25,000	12,500
26 Oct 2005	1 Aug 2010	$4.00	50,000	-	-	50,000	25,000
26 Oct 2005	1 Aug 2010	$5.00	100,000	-	-	100,000	50,000
26 Oct 2005	1 Aug 2010	$6.00	100,000	-	-	100,000	50,000
26 Oct 2005	1 Aug 2010	$7.00	125,000	-	-	125,000	62,500
7 July 2006	1 July 2011	$5.50	-	50,000	-	50,000	-
7 July 2006	1 July 2011	$6.00	-	100,000	-	100,000	-
7 July 2006	1 July 2011	$7.00	-	100,000	-	100,000	-
7 July 2006	1 July 2011	$8.00	-	150,000	-	150,000	-
Total			**3,200,000**	**400,000**	-	**3,600,000**	**1,305,000**
Weighted average exercise price			5.65	6.94	-	5.79	5.49

The share price at the grant date was $5.12 at 7 July 2006.

Valuation of options at grant date are disclosed in Note 31.

Consolidated and parent entity - 2006

Grant date	Expiry date	Exercise price	Balance start of year	Granted during year	Exercised during year	Balance end of year	Exercisable end of year
31 Mar 2005	1 Apr 2010	$2.69	60,000	-	-	60,000	60,000
7 July 2005	1 July 2010	$4.00	-	500,000	-	500,000	-
7 July 2005	1 July 2010	$5.00	-	500,000	-	500,000	-
7 July 2005	1 July 2010	$6.00	-	500,000	-	500,000	-
7 July 2005	1 July 2010	$7.00	-	1,000,000	-	1,000,000	-
26 Oct 2005	26 Oct 2010	$3.00	-	50,000	-	50,000	50,000
26 Oct 2005	26 Oct 2010	$4.00	-	30,000	-	30,000	-
26 Oct 2005	26 Oct 2010	$5.00	-	80,000	-	80,000	-
26 Oct 2005	26 Oct 2010	$6.00	-	80,000	-	80,000	-
26 Oct 2005	1 Aug 2010	$3.25	-	25,000	-	25,000	-
26 Oct 2005	1 Aug 2010	$4.00	-	50,000	-	50,000	-
26 Oct 2005	1 Aug 2010	$5.00	-	100,000	-	100,000	-
26 Oct 2005	1 Aug 2010	$6.00	-	100,000	-	100,000	-
26 Oct 2005	1 Aug 2010	$7.00	-	125,000	-	125,000	-
Total			**60,000**	**3,140,000**	**-**	**3,200,000**	**110,000**
Weighted average exercise price			2.69	5.70	-	5.65	2.83

The share prices at the grant dates were $2.82 at 7 July 2005 and $4.03 at 26 October 2005.

The fair value of shares issued on the exercise of options is the weighted average price at which the Company's shares were traded on the Australian Stock Exchange on the day prior to the exercise of the options.

The weighted average remaining contractual life of share options outstanding at the end of the period was 3.1 years (2006 - 4.0 years)

Fair value of options granted

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the share price at grant date, the expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the year ended 30 June 2007 included:

a) Options are granted for no consideration

b) Expected price volatility of the Company's shares: 47% (2006 - 40%)

c) Expected dividend yield: 1.95% (2006 - 4.4%)

d) Risk-free interest rate: 5.87% (2006 - 5.2%)

The expected price volatility is base on the historic volatility adjusted for any expected changes to future volatility due to publicly available information.

Expense arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	Consolidated		Parent entity	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Options issued to executives	**645**	694	**645**	694

Share based payments – non employee related

On 24 April 2007, the parent entity issued 1,126,000 options to Investec Bank (Australia) Limited as part of a financing package. Each option entitles the holder to acquire 1 ordinary share at a strike price of $4.55. The options expire 2 years from the date of issue.

26. RECONCILIATION OF PROFIT AFTER INCOME TAX TO NET CASH FLOW FROM OPERATING ACTIVITIES

	Consolidated		Parent entity	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Profit (loss) for the year	**(12,590)**	16,662	**11,962**	8,148
Depreciation and amortisation	**8,446**	7,805	**52**	50
Share-based payments	**1,321**	694	**1,321**	694
Net (gain) loss on sale of available-for-sale financial assets	**(9,864)**	-	**(9,381)**	-
Write off of exploration cost capitalised	**3,854**	-	**-**	-
Non cash finance expense	**346**	216	**378**	216
Write off of inventories	**391**	-	**-**	-
Loss / (gains) on derivative financial instruments	**(867)**	(7,056)	**-**	-
Net exchange differences	**(173)**	(193)	**(359)**	(579)
Change in operating assets and liabilities				
(Increase) decrease in trade debtors	**(1,078)**	-	**-**	-
(Increase) decrease in debtors	**(1,349)**	2,602	**(37)**	102
(Increase) decrease in inventories	**1,519**	(310)	**-**	-
(Increase) decrease in future income tax benefit	**(4,007)**	-	**(3,935)**	-
(Increase) decrease in other operating assets	**(5,406)**	(935)	**(1,774)**	(62)
Increase (decrease) in creditors	**(1,285)**	1,906	**(587)**	824
Increase (decrease) in provisions	**(411)**	498	**108**	(79)
Increase (decrease) in deferred tax liabilities	**1,265**	-	**29**	-
Net cash inflow (outflow) from operating activities	**(19,888)**	21,889	**(2,223)**	9,314

27. EVENTS OCCURRING AFTER REPORTING DATE

Borrowing facility

On 30 July 2007 the Company restructured its credit facilities solely with Investec Bank (Australia) Limited increasing its overall credit facilities from US$18,000,000 to US$28,000,000.

The facility is secured by a first ranking charge over the Group's Australian assets and a share mortgage of Akara Mining Limited shares.

The credit facility is repayable on 31 January 2008 or in the event the Chatree North Mining Leases are granted prior to that date, 12 months from the date of the grant of the leases.

28. CONTINGENT LIABILITIES

The parent entity and Group had contingent liabilities at 30 June 2007 in respect of:

Guarantees

Cross guarantees have been given by Kingsgate Consolidated Limited's controlled entities to participating banks in the revolving credit facility as part of the security package as described in Note 14.

These guarantees may give rise to liabilities in the parent entity if the controlled entities do not meet their obligations under the terms of the loans subject to the guarantees. No material losses are anticipated in respect of the above contingent liabilities.

29. SEGMENT INFORMATION

Primary reporting - Business segments

The Group operates exclusively in one business segment of gold mining and exploration.

Secondary reporting - Geographical segments

The Group operates in primarily two geographical segments, being Asia Pacific and South America.

	Consolidated	
	2007 $'000	2006 $'000
Sales to external customers:		
Asia Pacific	**52,600**	72,782
Other revenue:		
Asia Pacific	**9,857**	1,361
	62,457	74,143
Segment results:		
Profit before tax:		
Asia Pacific	**(12,056)**	19,437
South America	**(3,649)**	(2,775)
	(15,705)	16,662
Income tax:		
Asia Pacific	**3,115**	-
South America	**-**	-
	3,115	-
Profit after tax:		
Asia Pacific	**(8,941)**	19,437
South America	**(3,649)**	(2,775)
Profit / (loss) for the year	**12,590**	16,662
Segment assets:		
Asia Pacific	**228,820**	162,992
South America	**173**	1,605
	228,993	164,597
Capital expenditure:		
Asia Pacific	**25,247**	34,774
South America	**-**	1,461
	25,247	36,235

30. FINANCIAL RISK MANAGEMENT AND INSTRUMENTS

Financial risk management

The Groups activities expose it to a variety of financial risks; market risk (including currency risk, fair value interest rate risk and commodity price risk), credit risk, liquidity risk and cash flow interest rate risk. The Group's overall risk management program was to deliver into out of the money call options so that the Group will have exposure to the gold spot price. In June 2007, the call options were fully delivered. The remaining commodities contracts are put options as indicated below:

(a) Market risk

(i) Price risk

The Group's major commodity price exposure is to the price of gold. At 30 June 2007, Kingsgate Consolidated Limited and certain of its controlled entities had the commodities put options contracts:

Maturity	Quantity hedged		Average price	
	2007 Ounces	2006 Ounces	2007 A$/oz	2006 A$/oz
Put options bought (A$):				
Within 1 year	**14,000**	31,500	**570**	570
1 to 2 years	**-**	14,000	**-**	570
2 to 3 years	**-**	-	**-**	-

Maturity	Quantity hedged		Average price	
	2007 Ounces	2006 Ounces	2007 US$/oz	2006 US$/oz
Put options bought (US$):				
Within 1 year	**22,500**	73,500	**330**	306
1 to 2 years	**-**	22,500	**-**	330
2 to 3 years	**-**	-	**-**	-
Call options sold (US$):				
Within 1 year	**-**	58,500	**-**	317
1 to 2 years	**-**	280	**-**	360
2 to 3 years	**-**	-	**-**	-

The mark to market relating from these commodity contracts at 30 June 2007 were nil.

The A$ and US$ puts have been designated as effective cash flow hedges.

The Group uses an external consultant to estimate the fair value of its commodity contracts based on well established option pricing models and market conditions existing at the balance sheet date.

(ii) Foreign exchange risk

Foreign exchange risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the Group's functional currency.

The Group operates internationally and is exposed to foreign exchange risks. This includes significant assets held in Thai Baht and sales made in US dollars.

Movements in foreign currencies are monitored by the Group and the Board has set limits on foreign currency hedging. At 30 June 2007 the Group had not entered into any foreign currency hedging contracts.

(b) Credit risk

The Group has no significant concentrations of credit risk. Derivative counterparties and cash transactions are limited to high credit quality financial institutions. The Group has policies that limit the amount of credit exposure to any one financial institution.

(c) Interest rate risk

The Group exposure to interest rate risk and the effective weighted average interest rate by maturity periods is set out in the following table. For interest rates applicable to each class of asset or liability refer to individual notes to the financial statements. Exposures arise predominantly from assets and liabilities bearing variable interest rates.

	Notes	Floating interest rate $'000	Fixed interest maturing in: 1 year or less $'000	1 to 2 years $'000	More than 2 years $'000	Non-interest bearing $'000	Total $'000
2007							
Financial assets							
Cash	7	3,024	-	-	-	2,124	**5,148**
Restricted cash	10	-	-	-	2,794	-	**2,794**
Other deposits	10	1,269	-	-	-	-	**1,269**
Available-for-sale financial assets	11	-	-	-	-	60,693	**60,693**
Trade receivable		-	-	-		1,078	**1,078**
Other receivables	8	-	-	-	-	2,747	**2,747**
		4,293	-	-	2,794	66,642	**73,729**
Weighted average interest rate		3.1%			3.2%		
Financial liabilities							
Payables	15	-	-	-	-	6,707	**6,707**
Borrowings	14	20,000	-	-	1,220	-	**21,220**
		20,000			1,220	6,707	**27,927**
Weighted average interest rate		8.8%			12%		
Net financial assets (liabilities)		(15,707)	-	-	1,574	59,935	**45,802**

	Notes	Floating interest rate $'000	Fixed interest maturing in: 1 year or less $'000	1 to 2 years $'000	More than 2 years $'000	Non-interest bearing $'000	Total $'000
2006							
Financial assets							
Cash	7	9,029	-	-	-	1,362	**10,391**
Other deposits	10	1,820	-	-	-	-	**1,820**
Available-for-sale financial assets		-	-	-	-	20,385	**20,385**
Other receivables	8	-	-	-	-	1,398	**1,398**
		10,849				23,145	**33,994**
Weighted average interest rate		3.9%					
Financial liabilities							
Payables	15	-	-	-	-	7,992	**7,992**
Net financial assets (liabilities)		10,849	-	-	-	15,153	**26,002**

(d) Liquidity risk

The Group constantly monitors liquidity requirements and liquidity management is carried out under policies approved by the Board.

(e) Fair values

The net fair value of cash and cash equivalents and non-interest bearing monetary financial assets and financial liabilities of the Group approximate their carrying amounts.

The net fair value of other monetary financial assets and financial liabilities is based upon market prices where a market exists or by discounting the expected future cash flows by the current interest rates for assets and liabilities with similar risk profiles. The carrying amounts and net fair values of financial assets and liabilities at balance date are:

	2007		2006	
	Carrying amount $'000	Net fair value $'000	Carrying amount $'000	Net fair value $'000
Financial assets				
Cash	5,148	5,148	10,391	10,391
Trade Receivables	1,078	1,078	-	-
Receivables	2,747	2,747	1,398	1,398
Available-for-sale financial assets	60,693	60,693	20,385	20,385
	69,666	69,666	32,174	32,174
Financial liabilities				
Payables	6,707	6,707	7,992	7,992
Derivative financial instruments	-	-	23,187	23,187
Borrowings	21,220	21,220	-	-
	27,927	27,927	31,179	31,179

31. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Directors

The following persons were Directors of Kingsgate Consolidated Limited during the financial year:

Chairman – Non-Executive
Ross Smyth-Kirk

Non-Executive Directors
John Falconer
Peter McAleer

(b) Other Key Management Personnel

The following persons also had authority and responsibility for planning, directing and controlling the activities of the Group during the financial year:

	Position	Employer
Gavin Thomas	Chief Executive Officer	Kingsgate Consolidated Limited
Peter Warren	Chief Financial Officer	Kingsgate Consolidated Limited
	Company Secretary	Kingsgate Consolidated Limited
Phil MacIntyre	Chief Operating Officer	Kingsgate Consolidated Limited
	General Manager	Akara Mining Limited
Stephen Promnitz	Corporate Development Manager	Kingsgate Consolidated Limited
Ron James	General Manager, Exploration and Resource Development	Akara Mining Limited

All of the above persons were also key management personnel during the year ended 30 June 2007.

(c) Key management personnel compensation

	Consolidated		Parent entity	
	2007 $	2006 $	2007 $	2006 $
Short-term employee benefits	**1,912,652**	1,893,750	**1,255,234**	1,173,962
Post employment benefits	**166,963**	82,269	**180,163**	286,922
Share based payments	**684,090**	694,436	**616,590**	538,691

The company has taken advantage of the relief provided by Corporations Regulations CR2M.6.04 and has transferred the detailed remuneration disclosures to the directors' report. The relevant information can be found in sections A-C of the remuneration report on pages 39 to 43.

(d) Equity instrument disclosures relating to key management personnel

(i) Share holdings

The numbers of shares in the Company held during the financial year by each Director of Kingsgate Consolidated Limited and each of the key management personnel of the Group, including their personally-related entities, are set out below.

2007 Name	Balance at the start of the year	Received during the year on the exercise of options	Other changes during the year	Balance at the end of the year
Directors of Kingsgate Consolidated Limited ordinary shares				
Ross Smyth-Kirk	4,586,271	-	-	**4,586,271**
John Falconer	189,291	-	1,984	**191,275**
Peter McAleer	380,000	-	-	**380,000**
Key management personnel of the Group ordinary shares				
Gavin Thomas	703,921	-	-	**703,921**
Peter Warren	-	-	10,000	**10,000**
Phil MacIntyre	95,000	-	50,000	**145,000**
Ron James	-	-	-	-
Arthur Ellis	24,872	-	(562)	**24,310**

2006 Name	Balance at the start of the year	Received during the year on the exercise of options	Other changes during the year	Balance at the end of the year
Directors of Kingsgate Consolidated Limited ordinary shares				
Ross Smyth-Kirk	4,252,380	-	333,891	**4,586,271**
John Falconer	147,095	-	42,196	**189,291**
Peter McAleer	380,000	-	-	**380,000**
Key management personnel of the Group ordinary shares				
Gavin Thomas	14,741	-	689,180	**703,921**
Niall Lenahan*	6,706	90,000	(96,706)	-
Surapol Udompornwirat*	-	40,000	(40,000)	-
Phil MacIntyre	95,000	-	-	**95,000**
Ron James	-	-	-	-
Arthur Ellis	31,200	-	(6,328)	**24,872**

*The amount paid per ordinary share by Niall Lenahan was an average of $4.21 and Surapol Udompornwirat $3.93 on the exercise of their options at the date of exercise.

(ii) Options provided as remuneration and shares issued on exercise of such options

Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found in section D of the remuneration report on pages 43 to 45.

(iii) Option holdings

The numbers of options over ordinary shares in the Company held during the financial year by each Director of Kingsgate Consolidated Limited and each of the specified executives of the Group, including their personally-related entities, are set out below.

Key Management Personnel

2007 Name	Balance at the start of the year	Granted / (Expired) during the year	Exercised during the year	Other changes during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Gavin Thomas	2,560,000	-	-	-	2,560,000	960,000
Peter Warren	-	400,000	-	-	400,000	-
Phil MacIntyre	190,000	(40,000)	-	-	150,000	100,000
Stephen Promnitz	400,000	-	-	-	400,000	200,000
Ron James	90,000	-	-	-	90,000	45,000
Arthur Ellis	20,000	(20,000)	-	-	-	-

Options granted during the year are provided as remuneration. No options are vested and unexercisable at the end of the year.

2006 Name	Balance at the start of the year	Granted / (Expired) during the year	Exercised during the year	Other changes during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Gavin Thomas	60,000	2,500,000	-	-	2,560,000	60,000
Stephen Promnitz	-	400,000	-	-	400,000	25,000
Peter Warren	-	-	-	-	-	-
Niall Lenahan	90,000	-	90,000	-	-	-
Marcus Tomkinson	80,000	(80,000)	-	-	-	-
Surapol Udompornwirat	40,000	-	40,000	-	-	-
Phil MacIntyre	40,000	150,000	-	-	190,000	90,000
Ron James	-	90,000	-	-	90,000	-
Arthur Ellis	20,000	-	-	-	20,000	20,000

Insurance

During the financial year, the Group paid premiums to insure Directors and officers of the Group. The contracts include a prohibition on disclosure of the premium paid and nature of the liabilities covered under the policy.

32. REMUNERATION OF AUDITORS

	Consolidated 2007 $	Consolidated 2006 $
1. Audit services		
PricewaterhouseCoopers Australian Firm		
Audit and review of the financial reports and other work under the *Corporations Act 2001*	**318,150**	215,480
Related practices of PricewaterhouseCoopers Australian Firm	**86,509**	86,111
Total remuneration for audit services	**404,659**	301,591
2. Non audit services		
Audit-related services		
PricewaterhouseCoopers Australian Firm		
Workers compensation review	**3,000**	3,500
AIFRS accounting services	**47,907**	82,550
Andean bidders statement review	**28,000**	90,000
Total remuneration for audit-related services	**78,907**	176,050
Taxation services		
PricewaterhouseCoopers Australian Firm		
Tax compliance services	**75,600**	44,075
Related practices of PricewaterhouseCoopers Australian Firm		
Tax compliance services	**42,728**	-
Total remuneration for tax related services	**118,328**	44,075
Total remuneration for non-audit services	**197,235**	**220,125**

33. EARNINGS PER SHARE

	Consolidated	
	2007	2006
	Cents	Cents
Basic earnings per share	(17.3)	19.3
Diluted earnings per share	(17.3)	19.3
	$'000	$'000
Net profit / (loss) used to calculate basic and diluted earnings per share	(15,705)	16,662
	Number	Number
Weighted average number of shares used as the denominator		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	90,606,728	86,292,943
Adjustment for calculation of diluted earnings per share: Options	148,117	132,444
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	90,754,845	86,425,387

Options

Options granted to employees and Directors are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. The options have not been included in the determination of basic earnings per share. Details relating to the options are set out in Note 25.

34. NON CASH INVESTING AND FINANCING ACTIVITES

	Consolidated		Parent entity	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
Acquisition of Available-for-Sale Financial Assets	8,186	15,616	-	-

The parent entity issued 1 fully paid ordinary share for every 15 Andean Resources Limited shares. Refer to Note 2 for further information.

DIRECTORS' DECLARATION

The Directors declare that the financial statements and notes set out on pages 52 to 95:

a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

b) give a true and fair view of the Company's and Group's financial position as at 30 June 2007 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date

This declaration has been made after receiving the declarations required to be made to the Directors in accordance with section 295A of the Corporations Act for the financial year ended 30 June 2007.

In the Directors' opinion:

a) the financial statements and notes are in accordance with the Corporations Act 2001, and

b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable

This declaration is made in accordance with a resolution of the Directors.

DATED at SYDNEY this 27 August 2007

On behalf of the Board

Ross Smyth-Kirk
Director

John Falconer
Director

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent Auditor's Report to the members of Kingsgate Consolidated Limited

Report on the financial report and the AASB 124 Remuneration disclosures contained in the directors' report

We have audited the accompanying financial report of Kingsgate Consolidated Limited, which comprises the balance sheet as at 30 June 2007, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration for Kingsgate Consolidated Limited. The consolidated entity comprises the company and the entities it controlled at the year's end or from time to time during the financial year.

We have also audited the remuneration disclosures contained in the directors' report. As permitted by the *Corporations Regulations 2001*, the company has disclosed information about the remuneration of directors and executives ("remuneration disclosures"), required by Accounting Standard AASB 124 *Related Party Disclosure*, under the heading "remuneration report" in pages 38 to 47 of the directors' report and not in the financial report.

Directors' responsibility for the financial report and the AASB 124 Remunerations disclosures contained in the directors' report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1(a), the directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

The directors of the company are also responsible for the remuneration disclosures contained in the directors' report.

Auditor's responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement. Our responsibility is to also express an opinion on the remuneration disclosures contained in the directors' report based on our audit.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report and the remuneration disclosures contained in the directors' report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report and the remunerations disclosures contained in the directors' report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report and the remuneration disclosures contained in the directors' report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report and the remuneration disclosures contained in the directors' report.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*.

Auditor's opinion on the financial report

(a) the financial report of Kingsgate Consolidated Limited is in accordance with the *Corporation Act 2001*, including:
  - (i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2007 and of their performance for the year ended on that date; and
  - (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporation Regulations 2001*; and

(b) the consolidated financial statements and notes also comply with International Financial Reporting Standards as disclosed in Note 1(a).

Auditor's opinion on the AASB 124 Remuneration disclosures contained in the directors' report

In our opinion, the remuneration disclosures that are contained in pages 38 to 47 of the directors' report comply with Accounting Standard AASB 124.

PricewaterhouseCoopers

Marc Upcroft
Partner

Sydney
27 August 2007

Liability limited by a scheme approved under Professional Standards Legislation

Six Year Summary

For the years ended 30 June

	2007 AIFRS	2006 AIFRS	2005 AIFRS	2004 AGAAP	2003 AGAAP	2002 AGAAP
Production						
Ore mined ('000 bcm *bank cubic metres*)	**546**	734	588	801	638	306
Waste mined ('000 bcm)	**4,388**	5,121	4,915	4,444	1,758	631
Waste to ore ratio	**8**	7	8.4	5.5	2.8	2.1
Ore mined ('000 tonnes)	**1,523**	1,951	1,521	1,946	1,511	821
Ore treated ('000 tonnes)	**2,405**	2,000	1,829	1,671	1,324	665
Head grade - Gold g/t	**1.2**	2.4	2.4	3.1	3.9	5.3
- Silver g/t	**9.2**	14	13	15	22	42
Gold recovery (%)	**90.1**	90.2	90.8	91.2	90.2	90.8
Gold poured (ounces)	**85,994**	140,071	126,550	149,979	154,484	91,185
Silver poured (ounces)	**290,897**	459,701	353,275	395,346	484,170	353,146
Profit and loss (A$'000)						
Sales Revenue	**52,044**	72,782	64,299	84,410	94,020	54,688
Other Revenue	**556**	1,361	2,471	2,370	627	1,818
Other Income	**9,857**	-	-	-	-	-
Total Income	**62,457**	74,143	66,770	86,780	94,647	56,506
Operating Expenses	**64,908**	47,761	47,366	34,343	28,465	9,685
Administration & Other Costs	**2,264**	1,158	1,404	1,019	3,563	2,223
EBITDA						
Depreciation & Amortisation	**8,446**	7,805	8,720	11,323	13,293	8,620
EBIT	**(13,161)**	17,419	9,280	40,095	49,326	35,978
Borrowing Costs	**2,544**	757	889	2,416	2,003	2,566
Operating profit / (loss) before income tax	**(15,705)**	16,662	8,391	37,679	47,323	33,412
Income tax expense / (benefit)	**(3,115)**	-	-	-	-	390
Operating profit / (loss) after income	**(12,590)**	16,662	8,391	37,679	47,323	33,022
Balance sheet (A$'000)						
Current assets - Cash	**5,148**	10,391	32,119	59,696	28,914	25,262
- Other	**13,756**	10,805	12,162	14,162	14,057	12,984
Non-Current assets	**206,082**	143,401	91,727	69,555	53,336	63,619
Total assets	**224,986**	164,597	136,008	143,413	96,307	101,865
Total debt		-	-	-	18,694	44,448
Other liabilities	**40,752**	36,589	14,779	8,367	4,329	15,775
Total liabilities	**40,752**	36,589	14,779	8,367	23,023	60,223
Shareholders' equity	**184,234**	128,008	121,229	135,046	73,284	41,642
Other information						
Average realised gold price on physical deliveries (US$/ounce)	**416**	355	401*	385	335	308
Average spot gold price (US$/ounce)	**634**	525	422	391	334	289
Cash cost (US$/tonne)	**9.88**	10.35	12.27	14.84	14.44	15.74
Cash cost (US$/ounce)	**440**	206	212	135	94	61
Total cost (US$/ounce)	**517**	247	262	189	143	116
Depreciation & Amortisation (US$/ounce)	**77**	41	50	54	49	54
Operating cash flow (A$'000)	**(19,888)**	21,889	22,184	49,294	56,956	28,937
Dividends paid (Cash & DRP) (A$'000)	**4,513**	8,669	11,973	17,631	19,927	-
Number of issued shares (000') – Ordinary	**92,680**	88,592	85,949	85,329	72,869	71,649
Basic earnings per share (A$ Cents)	**(17.3)**	19.3	9.8	45.5	65.4	48.5
Dividends per share (A$ Cents)	**0**	10	7	22	25	15

Sustainability Objectives and Targets

Objective	Target for 2007	2007 performance against target	Target for 2008
Environment and Safety			
Chatree Environmental Management System (EMS) - ISO 14001	Maintain certification through continuous improvement	Achieved	Maintain certification through continuous improvement
Safety Management System (SMS) - OHSAS 18001	Maintain certification through continuous improvement	Achieved	Maintain certification through continuous improvement
No people hurt at work	Zero lost time injuries	Achieved - No lost time injuries. Now worked >7.4 million hours without lost time injury	Zero lost time injuries
Optimise final land use and rehabilitation of waste rock dumps (WRD)	Carry out WRD revegetation trials to determine best cover	New WRD planted with trees and vetiver grass. New plantings have taken good hold following wet season	Continue to monitor vegetation growth and water infiltration into cover
Optimise final land use and rehabilitation of Tailing Storage Facility (TSF)	Establish new TSF revegetation trial away from existing facility	Construction of a new trial area will commence in late 2007 or early 2008	Carry out plantings on the trial plot in the coming wet season. Investigate the potential for growing agricultural crops in tailings material
Implement progressive rehabilitation wherever possible	Rehabilitate available small areas around waste dumps and along boundaries of property	Achieved - 3.4 ha rehabilitated with vetiver grass and trees	Rehabilitate 32.5 ha of waste dump and TSF embankment
Safe handling, storage and use of cyanide	Obtain certification from the International Cyanide Management Code (ICMC)	Audit to be conducted and Akara certified in late 2007 or early 2008	Maintain certification in 2008 and beyond
Laboratory certification for environmental and mineral testing		Audits to be conducted and Akara Lab to be certified in late 2007	Seek and maintain certification of Chatree's laboratory to ISO 17025 Standard
Social and Economic Progress			
Integrate sustainability initiatives into local communities and regional planning	Integrate sustainability initiatives with local and regional planning Continue implementation of Community Relations plan	Forming Community Committee to oversee community programs with membership from local & regional governments Formal Community and Rehabilitation Funds established	Continue to integrate sustainability initiatives with local planning. Evaluate programs for 2008 Finalise Community Committee and evaluate potential projects
Social Accountability Standard and Thai Labour Standard TLS 8001	Seek certification of Chatree to SA 8000 and TLS 8001	Achieved - operation now certified to SA 8000 and TLS 8001	Maintain certification through continuous improvement
Communication			
Public environmental reporting	Produce fourth Public Sustainability Report by October 2006 Produce and distribute local Thai version of public report	Achieved and distributed to all stakeholders including shareholders Achieved and distributed to all local stakeholders	Integrate Sustainability Report into Kingsgate Annual Report by October 2007 Produce and distribute local Thai report
Improve communications in local communities	Continue to improve and implement new initiatives Implement findings from the 2006 community survey	Introduced monthly regional newsletter Several findings implemented	Continue publication of regional newsletter Continue to implement survey findings

Shareholder Information

Substantial shareholders and their associates who have notified the Company are listed below.

Holder	No. of shares held as disclosed in notices to the Company
Gold 2000 Ltd	5,845,000
Baker Steel Capital Managers LLP	5,228,875

Distribution of equity securities as at 11 September 2007

Size of Holding	No. of shareholders fully paid ordinary shares	No. of Option Holders
1 - 1,000	1,086	-
1,001 - 5,000	1,679	-
5,001 - 10,000	472	-
10,001 - 100,000	438	1
100,000 -	71	6
Total	**3,746**	**7**

119 have less than a marketable parcel of ordinary shares.

20 largest shareholders of quoted ordinary shares as at 11 September 2007

		No. of Shares	Percentage
1	HSBC Custody Nominees	23,650,013	25.52
2	ANZ Nominees Limited	9,048,402	9.76
3	Citicorp Nominees Pty Limited	7,389,989	7.97
4	National Nominees Limited	6,209,923	6.70
5	Smyth-Kirk Ross Donald	4,586,271	4.95
6	Bird Bruce Clayton	3,207,110	3.46
7	J P Morgan Nominees Australia	1,705,325	1.84
8	ANZ Nominees Limited Cash Income A/C	1,031,047	1.11
9	Willow Bend Station Pty Limited	743,538	0.80
10	Maminda Pty Limited	733,533	0.79
11	HSBC Custody Nominees Australia	714,632	0.77
12	Investment Queensland	692,036	0.75
13	Bahulu Holdings Pty Limited	599,387	0.65
14	Komor C + Grady D	557,870	0.60
15	Komor Christopher	551,407	0.59
16	CS Fourth Nominees Pty Ltd	459,280	0.50
17	Grimwade Frederick Shepp	380,000	0.41
18	Doogary Investments Limited	380,000	0.41
19	Sixteen Pty Limited	348,671	0.38
20	Rellav Pty Limited	329,198	0.36

Unquoted equity securities as at 11 September 2007

There were 7 *option* holders holding 6,976,000 options including Suvarna Holdings Limited holds 2,250,000 unlisted options.

Voting rights

(a) Ordinary shares
On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

(b) Options
No voting rights.

Notes

Notes

Notes

CORPORATE



Information

Kingsgate Consolidated Limited

ABN 42 000 837 472

Directors

Ross Smyth-Kirk (Chairman)
John Falconer
Peter McAleer

Chief Executive Officer

Gavin Thomas

Company Secretary

Peter Warren

Stock Exchange Listing

Kingsgate Consolidated Limited is a Company limited by shares, listed on the Australian Stock Exchange under the code KCN. The Company's shares also trades in the United States of America on the NASDAQ as an American Depository Receipt (ADR) under the code OTC:KSKGY

Registered Office and Principal Business Address

Level 8, 14 Martin Place
Sydney, New South Wales, 2000
Tel +61 2 8256 4800
Fax +61 2 8256 4810
Email: info@kingsgate.com.au

Other Kingsgate Offices and Mine Site

Bangkok Office
Unit 90/37
14th Floor
Sathorn Thani Building 1
90 North Sathorn Road
Bangkok 10500
Thailand
Tel +66 2 223 9472
Fax +66 2 236 5512

Chatree Mine
No. 99 Moo 9
Khao Chet Luk
Thap Khlo
Phichit 66230
Thailand
Tel +66 5 661 4500
Fax +66 5 661 4195

Exploration Office
No. 156 Moo 11
Tambol Dong Khui
Amphoe Chon Daen
Petchabun 67190
Thailand
Tel +66 5 664 9253
Fax +66 5 664 9082

Share Registry

Security Transfer Registrars Pty Ltd
770 Canning Highway
Applecross, Western Australia, 6153
Tel +61 8 9315 0933
Fax +61 8 9315 2233

ADR Depository (American Depository Receipts)

The Bank of New York
ADR Division
One Wall Street, 29th Floor
New York, NY 10286
Tel +1 212 495 1784

Auditor

PricewaterhouseCoopers
201 Sussex Street
Sydney, New South Wales, 1171

Mining Leases

Mining Leases covering the Chatree Gold Mine were granted by the Thai Ministry of Industry.

Kingsgate Exploration Tenements Held

Akara Mining Limited: Chatree Gold Mine, Thailand: 100% - flow through interest for gold.

Minera Kingsgate Limited: Chile: 100% flow through interest for gold.

Kingsgate Peru SRL: Peru: 100% flow through interest for gold.

Minera Kingsgate Argentina SA: Argentina: 100% flow through interest for gold.

Kingsgate Consolidated Limited:
EPM 12409 is held 100% by the Company.

It is located east of Cloncurry in Queensland and includes gold mineralisation previously explored by the Company.



Designed and produced by Enterprise Marketing. Telephone (02) 9953 2988.
This report is printed on 50% recycled, 50% oxygen blended pulp.

Kingsgate
Consolidated Limited

END